DMT Geosciences

Esperanza Resources Corp.

Cerro Jumil Project, 2012 Mineral Resource Estimate

Pursuant to the Canadian Securities Administrator's National Instrument 43-101

Prepared For:
Esperanza Resources Corp.
Vancouver, British Columbia

Prepared By:
DMT Geosciences Ltd.
Calgary, Canada
(APEGA Permit P-09454)

&

Riaan Herman Consulting
Centurion, South Africa

geosciences | engineering | consulting

Esperanza Resources Corp. Cerro Jumil Project, 2012 Mineral Resource Estimate

Table of Contents		i
1.0	SUMMARY	1
1.1	Property Description and Location	1
1.2	Ownership	1
1.3	Geology and Mineralization	1
1.4	Exploration and Resource Drilling	2
1.5	Mineral Resource Estimate	2
1.6	Summary of Qualified Persons	3
1.7	Principle Recommendations	3
1.8	Conclusions	3
2.0	INTRODUCTION AND TERMS OF REFERENCE	4
2.1	Description of the Issuer	4
2.2	Terms of Reference and Purpose of the Report	4
2.3	Sources of Information	5
2.4	Details of the Site Visit	5
3.0	RELIANCE ON OTHER EXPERTS AND ON OTHER DISLOSED MATERIAL	6
3.1	RELIANCE ON OTHER EXPERTS	6
4.0	PROPERTY DESCRIPTION AND LOCATION	7
4.1	Property Area and Location	7
4.2	Mineral Tenure	7
4.3	Title, Access and Obligations	10
4.4	Agreements and Encumbances	11
4.5	Environmental Liabilities	11
4.6	Permitting	11
4.7	Other Significant Factors	11
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
	PHYSIOGRAPHY	12
5.1	Accessability and Local Resources	12
5.2	Topography, Elevation and Vegetation	12
5.3	Climate	12
5.4	Infrastructure	13
6.0	HISTORY	14
6.1	Past Exploration and Development	14
6.2	Historic Mineral Resource and Reserve Estimates	15
6.3	Historic Production	15
7.0	GEOLOGICAL SETTING	16
7.1	Regional Geology	16
7.2	Regional Tectonic Setting	16
7.3	Local and Property Geology	17
8.0	DEPOSIT TYPES	20
9.0	MINERALIZATION	23
10.0	EXPLORATION	25
10.1	Exploration Prior to 2003	25
10.2	ESM Exploration since 2003 Acquisition	25
10.2.1	Geological Mapping and Outcrop Sampling	25
10.2.2	Soil Geochemical Survey	28
10.2.3	Ground Magnetic Survey	31
10.3	ESM Regional Exploration	34
10.3.1	Adjacent Prospects	34
10.3.1.1	Northern Contact	35
10.3.1.2	NE Intrusive Contact	35
10.3.1.3	Colotepec	35
10.3.2	Outlying Prospects	35
10.3.2.1	Coatetelco	35
10.3.2.2	Alpuyeca	35
10.3.2.3	Pluma Negra	36
10.3.2.4	Mercury Mines	36
10.3.2.5	La Vibora	36
10.3.2.6	Jasperoid de Toros	37
11.0	DRILLING	38
11.1	Teck Drilling, 1998	40
11.2	ESM Drilling as of June 2012	25
11.2.1	ESM Phase 1 Drilling	42
11.2.2	ESM Phase 2 Drilling	42
11.2.3	ESM Phase 3 Drilling	42
11.2.4	ESM Phase 4 Drilling	42
11.2.5	ESM Phase 5 Drilling	42
12.0	SAMPLING METHOD AND APPROACH	43
12.1	Sampling Prior to ESM 2003 Acquisition	43
12.1.1	RCS Sampling Method and Approach	43
12.1.2	Teck Sampling Method and Approach	43
12.2	ESM Sampling Method and Approach	43
12.2.1	ESM Soil Sampling Method and Approach	44
12.2.2	ESM Selective Outcrop or Float Sampling Method and Approach	44
12.2.3	ESM Channel Sampling Method and Approach	44
12.2.4	ESM Core Sampling Method and Approach	44
12.2.5	ESM RC Sampling Method and Approach	45
12.2.6	RC and Core Twin Hole Comparison	46
12.2.7	RC Fines Overflow Analysis	48
12.3	Sample Database	50
13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY	51
13.1	Pre-ESM, Prior to 2003 Acquisition	51
13.2	ESM Sample Preparation, Assaying and Analytical Procedures	51
13.2.1	Sample Preparation, Assaying and Analytical Procedures	51
13.2.2	Laboratory Certification	52
13.2.3	ESM Quality Control Measures	52
13.2.4	Standard Reference Materials	53
13.2.5	Blank Samples	64
13.2.6	Original Pulp and Duplicate Sample Analysis	64
13.2.7	Size Fraction Analysis	70
13.2.8	Opinion on Sampling, Preparation, Security and Analytical Methods	72
14.0	DATA VERIFICATION	73
14.1	Independent QP Data Verification	73
14.1.1	Independent Duplicate core and RC Samples	73
14.1.2	Independent Drill Assay Database Audit	75
14.2	ESM Internal Data Verification	75
15.0	ADJACENT PROPERTIES	77
16.0	MINERAL RESOURCE ESTIMATES	78
16.1	Drill Hole Database	78
16.2	Geologic Model	80
16.2.1	Definition of Gold and Silver Mineralized Envelopes	80
16.2.2	Interpretation of Geologic Model	80
16.3	Density	83
16.4	Global Statistics	83
16.4.1	Gold and Silver Cap Grades	83
16.4.2	Global Statistics per Domain	83
16.4.3	Composite Summary Statistics	93
16.5	Variography	97
16.5.1	General Methodology	97
16.5.2	Variography Per Domain	97
16.6	Block Model Definition	111
16.6.1	Block Model Definition, Geologic Model, and Density Assignments	111
16.6.2	Density Assignments	112
16.7	Grade Estimation and Resource Classification	112
16.7.1	Search Strategy	112
16.7.2	Grade Estimation	112
16.7.3	Interpolation Valadation	113
16.7.4	Interpolation Validation	113
16.7.4.1	Statistical Validation	113
16.7.4.2	Kriging Efficiency	113
16.7.4.3	Conditional Bias Slope	113
16.7.4.4	Visual Validation	113
16.7.4.5	Spatial Validation Using Trend Analysis	115
16.7.5	Gold Equivalent Calculation	119
16.7.6	Resource Classification	119
16.8	Resource Reporting	120
17.0	INTERPRETATION AND CONCLUSIONS	123
18.0	RECOMMENDATIONS AND BUDGETS	124
19.0	SIGNATURE PAGE & CERTIFICATES OF AUTHORS	125
Keith McCandish		125
Riann E. Herman		127
20.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES & PRODUCTION PROPERTIES	128
21.0	ILLUSTRATIONS	130
22.0	REFERENCES	131

Table 1-1	Cerro Jumil Resources Reported at a 0.30g/t Gold Equivalent Cutoff	3
Table 4-1	Cerro Jumil Mining Concessions	10
Table 9-1	Mineral Paragenesis as Currently Observed for the Cerro Jumil Deposit	23
Table 10-1	Quartz Vein and Related Samples in Intrusive	28
Table 10-2	Range in Soil Geochemistry for Silver and Gold	29
Table 11-1	Summary of Drilling as of June 2012	39
Table 11-2	Teck Drill Hole Intervals of Interest	41
Table 12-1	Twin Hole Select Interval Comparison for Au Values	48
Table 13-1	Summary of QC Samples Checked by Primary and Secondary Laboratories	53
Table 13-2	Standards Used for the Cerro Jumil Project	53
Table 13-3	NP2 Standard Secondary Lab Checks	54
Table 13-4	Pulp and Duplicate Summary	65
Table 14-1	Original ESM Drill Sample and Independent Duplicate Gold-Silver Results	75
Table 16-1	Global Statistics for the LCZ Low Au Domain	85
Table 16-2	Global Statistics for the LCZ High Au Domain	86
Table 16-3	Global Statistics for the SEZ Low Au Domain	87
Table 16-4	Global Statistics for the SEZ High Au Domain	88
Table 16-5	Global Statistics for the WZ Low Au Domain	89
Table 16-6	Global Statistics for the WZ High Au Domain	90
Table 16-7	Global Statistics for the Waste Below Porphyry contact	91
Table 16-8	Global Statistics for the Waste Above Porphyry contact	92
Table 16-9	Global Statistics for the High Ag Domain	93
Table 16-10	Global Statistics for the Waste Above Porphyry contact	94
Table 16-11	Cumulative frequency and histogram for the LCZ Low Au Domain	94
Table 16-12	Cumulative frequency and histogram for the LCZ High Au Domain	95
Table 16-13	Cumulative frequency and histogram for the SEZ Low Au Domain	95
Table 16-14	Cumulative frequency and histogram for the SEZ High Au Domain	95
Table 16-15	Cumulative frequency and histogram for the WZ Low Au Domain	96
Table 16-16	Cumulative frequency and histogram for the WZ High Au Domain	96
Table 16-17	Cumulative frequency and histogram for the High Ag Domain	96
Table 16-18	Description of depicted Table 16-19 through Table 16-30	97
Table 16-19	LCZ Low Au Domain: Final Au	97
Table 16-20	LCZ Low Au Domain: Final Ag	98
Table 16-21	LCZ High Au Domain: Final Au	99
Table 16-22	LCZ High Au Domain: Final Ag	100
Table 16-23	SEZ Low Au Domain: Final Au	101
Table 16-24	SEZ Low Au Domain: Final Ag	102
Table 16-25	SEZ High Au Domain: Final Au	103
Table 16-26	SEZ High Au Domain; Final Ag	104
Table 16-27	High Ag Domain: Final_Au	105
Table 16-28	High Ag Domain: Final Ag	106
Table 16-29	WZ Low Au Domain: Final Au	107
Table 16-30	WZ Low Au Domain: Final Ag	108
Table 16-31	WZ High Au Domain: Final Au	109
Table 16-32	WZ High Au Domain: Final Ag	110
Table 16-33	First Pass Resource Classification Criteria	119
Table 16-34	First Pass Resource Classification Criteria	119
Table 16-35	Cerro Jumil Resources Reported at 0.3g/t Gold Equivalent Cutoff	121
Table 16-36	Measured and Indicated Resource Comparison by a Range of Gold Equivalent Cutoffs	122

List of Figures

Figure 4-1	Cerro Jumil Location Map	7
Figure 4-2	Cerro Jumil Concessions Map	9
Figure 4-3	Local Crops at Cerro Jumil	10
Figure 4-4	Grazing Cattle at Cerro Jumil	10
Figure 6-1	Old Shafts and Trenches	14
Figure 6-2	Adit on Narrow Structures	14
Figure 7-1	Limestone with Marble	18
Figure 7-2	Light Medium Grained Marble	18
Figure 7-3	White Course Grained Marble	18
Figure 7-4	Skarn-Calcsilicate Minerals	18
Figure 7-5	Cerro Jumil Geology Map	19
Figure 8-1	Photomicrograph of prograde skarn showing the fine-grained granoblastic texture comprised of pyroxene and minor garnet. The grain size is of the order of 0.2 mm, 4x, LP	20
Figure 8-2	Photomicrograph prograde skarn showing the fine-grained granoblastic texture, with acicular crystals of wollastonite and pyroxene	21
Figure 8-3	Photomicrograph of sample PS-1, showing the presence of radial-fibrous actinolite, assimilating to crystals of granular (~0.2 mm in diameter). Note the calcite veinlets (~0.3 mm), cut the rock as a late stage. Thin section of sample 683189 with 1.455 ppm gold. 4 x, LP	21
Figure 8-4	Photomicrograph showing the retrograde alteration with quartz veinlet’s covering the prograde phase of Pyroxene. Thin section of sample 199353 with 1.33 ppm gold. 4 x, LP	22
Figure 9-1	Cross Section A-A’ Showing Geology and Mineralization	24
Figure 10-1	Sampled Trenches and Outcrops at Cerro Jumil	26
Figure 10-2	Rock Sample Gold Geochemistry and Location Map	27
Figure 10-3	Gold in Soil Geochemistry Survey	30
Figure 10-4	Silver in Soil Geochemical Survey	31
Figure 10-5	Ground Magnetic Survey Map Showing Total Field Intensity	33
Figure 10-6	Cerro Jumil Exploration Targets	34
Figure 11-1	Layne Drilling RC Drill	38
Figure 11-2	Intercore Diamond Core Drill	38
Figure 11-3	Drill Hole Location Map	40
Figure 12-1	Core Photo of DHE-08-62 Drilled in Las Calabazas Area	45
Figure 12-2	Twin Hole Comparison between Core and RC Drill Methods	47
Figure 12-3	Twin Hole Comparison for Original vs. Fines Overflow Samples	49
Figure 13-1	Gold and Silver Results for Hazen Research NP2 and NBG Standards	54
Figure 13-2	Rocklabs Standard OxC44	55
Figure 13-3	Rocklabs Standard OxD43	55
Figure 13-4	Rocklabs Standard OxG38	56
Figure 13-5	Rocklabs Standard OxH52	56
Figure 13-6	Rocklabs Standard OxL25	57
Figure 13-7	Rocklabs Standard OxG70	57
Figure 13-8	Rocklabs Standard OxG73	58
Figure 13-9	OREAS Standard 61d-Gold	58
Figure 13-10	OREAS Standard 61d-Silver	59
Figure 13-11	Rocklabs OxN77 Standard	59
Figure 13-12	Rocklabs OxG83 Standard	60
Figure 13-13	Rocklabs OxD87 Standard	60
Figure 13-14	Rocklabs OxD73 Standard	61
Figure 13-15	Rocklabs OxN49 Standard	61
Figure 13-16	Rocklabs SE44 Standard	62
Figure 13-17	Rocklabs SI54 Standard	62
Figure 13-18	Rocklabs OxF85 Standard	63
Figure 13-19	Gold and Silver Results in QC Blank Samples	64
Figure 13-20	AVRD Charts for Gold and Silver Field Duplicates, Phase 3 Drill Program	66
Figure 13-21	AVRD Charts for Gold and Silver Field Duplicates, Phase 1 and 2 Drill Programs	67
Figure 13-22	AVRD Chart for Field Duplicates between ALS Chemex and SGS Mexico	68
Figure 13-23	AVRD Chart for Secondary Lab Pulp Checks	69
Figure 13-24	ALS Size Fraction Analysis for Gold distribution in Core Samples	71
Figure 13-25	SGS Size Fraction Analysis for Gold distribution in RC samples	72
Figure 14-1	Core Duplicate Sampling	73
Figure 14-2	Diamond Sawing ¼ Core	73
Figure 14-3	ESM Rodeo Storage Facility	74
Figure 14-4	RC Duplicate Sampling	74
Figure 14-5	Original Sample Scatter Plot	75
Figure 14-6	Duplicate Sample Scatter Plot	75
Figure 16-1	Drill Hole Plan Map with Cross Section Lines	79
Figure 16-2	Plan Map with Interpreted Gold Mineralization Solid Models	81
Figure 16-3	Perspective Views (N67[0]E, -45) of Low Grade Gold Mineralization Solid Models	82
Figure 16-4	Perspective Views (N67[0]E, -45) of High Grade Gold Mineralization Solid Models	82
Figure 16-5	Section A-A’ Block Model and Drill Hole Gold and interporetations (Au equivalent)	114
Figure 16-6	Section B-B’ Block Model and Drill Hole Gold and interporetations (Au equivalent)	114
Figure 16-7	Section C-C’ Block Model and Drill Hole Gold and interporetations (Au equivalent)	115
Figure 16-8	Section D-D’ Block Model and Drill Hole Gold and interporetations (Au equivalent)	115
Figure 16-9	Section A-A’ Block Model and Drill Hole Gold	116
Figure 16-10	Section A-A’ Block Model and Drill Hole Gold	117
Figure 16-11	Section A-A’ Block Model and Drill Hole Gold	118
Figure 16-12	Section A-A’ Block Model Resource Classification	120
Figure 16-13	Grade Tonnage Curve for the measured and indicated resource categories	122

Esperanza Resources Corp. Cerro Jumil Project, 2012 Mineral Resource Estimate

1.0

SUMMARY

This Resource update on the Cerro Jumil Gold and Silver Project in south-central Mexico has been prepared for Esperanza Resources Corporation (“EPZ”, “Esperanza Resources”, “Esperanza”), a TSX Venture-listed Company. EPZ has 100% ownership of the Cerro Jumil Project.

This resource update has been independently prepared for EPZ as a National Instrument 43-101 (“NI 43-101”) compliant Technical Report by DMT Geosciences Ltd., Calgary, Canada (“DMT”), and Riaan Herman Consulting cc. Centurion, South Africa (“RHC”), together, the “authors”.

This Technical Report represents a resource update on the Cerro Jumil project, where resources were previously reported under a Preliminary Economic Assessment (“PEA”) 2011 report prepared by Golder Associates, Inc. (“Golder”) and a PEA 2010 43-101 report prepared by Bond and Turner, of Calgary, Alberta, Canada:

“PRELIMINARY ECONOMIC ASSESSMENT Update 2011 Cerro Jumil Project, Morelos, Mexico”, prepared by Dean D. Turner, Thomas Dyer, Doug K. Maxwell, Charlie Khoury, Ernest T. Shonts Jr, and submitted by Golder Associates Inc.

“Cerro Jumil Project, Mexico 2010 Resource Update NI 43-101 Technical Report – Prepared for Esperanza Resources Corporation” by Bond, William D., and Dean D. Turner. 2010.

“Cerro Jumil Project, Mexico, NI 43-101 Technical Report – Prepared for: Esperanza Silver Corporation” by Bond, William D., and Dean D. Turner. 2008.

Where there has been no change in the previously disclosed status, DMT and RHC have drawn freely from these reports, which are available from Esperanza Resources and from the SEDAR website at www.sedar.com. DMT and RHC summarized information from these earlier technical reports where appropriate, and quoted directly on other occasions.

1.1

Property Description and Location

This report is a resource update of Esperanza’s Cerro Jumil Au-Ag project in south-central Mexico. Cerro Jumil is a potential mining property composed of seven adjacent land concessions totaling 15,025 hectares.

The Cerro Jumil property, centered at 18˚46’ N, 99˚16’ W, is located 80km south of Mexico City and 12km from Cuernavaca in the State of Morelos. The property is 3km from a paved road and is easily accessible year round.

1.2

Ownership

The property consists of the La Esperanza (437 hectares), Esperanza II (1,270 hectares), Esperanza III (1,359 hectares), Esperanza IV (1,338 hectares), Esperanza V (278 hectares), Esperanza VI (9,704 hectares) and Esperanza VII (639 hectares) mining concessions. All of these concessions belong to Esperanza Resources.

1.3

Geology and Mineralization

The Cerro Jumil project is located in an erosional window through which the Morelos Platform rocks are exposed. The oldest rocks seen on the property are the Lower Cretaceous Xochicalco formation consisting of medium to thick-bedded, locally finely laminated, and grey to dark grey limestone. A 500m by 900m multiphase intrusive, primarily composed of feldspar porphyry with plagioclase phenocrysts and equi-granular granite with >25% k-feldspar, has intruded the limestone. Temporally related quartz porphyry and andesitic or micro-diorite dikes have been identified within the intrusive and near the contact boundaries. The intrusive stock is probably of Tertiary age, however, it has not been dated. Unconformably overlying the intrusive and Cretaceous rocks is the Cuernavaca Formation, which locally consists of continental volcanic, volcaniclastic and sedimentary rocks.

The Lower Cretaceous Xochicalco formation limestone is relatively fresh or unaltered when observed several hundred metres from the intrusive contact. Approaching the contact, the limestone becomes more altered and typically reflects the following progression: (1) coarser grained (recrystallized) grey limestone often containing interbeds of fine to medium-grained marble, (2) medium- to coarse-grained white marble (locally brecciated),

(3) near or at the contact pyroxene (±garnet) wollastonite (±garnet) and/or tremolite/actinolite (±garnet) can be well developed, and (4) below the skarn zone, within the intrusive, there is pervasive alteration (clays) of feldspars near the contact that diminishes rapidly deeper into the intrusive. This typical zonation from fresh limestone to various stages of skarn development is common although the width of each altered zone may be quite variable as noted in several drill holes and in outcrops. The width, extent, and type of skarn development are dependent on the composition of the intruded rocks, local intrusive temperature and related metasomatism. In the southwest area of the project, near Cerro Las Calabazas, skarn development containing an abundance of wollastonite is much more extensive than observed in the northeast area around Cerro Jumil.

Primary mineralization consists of gold, and to a lesser extent silver, associated with the skarn zones spatially related to the intrusive. The skarn is well exposed on the south and west sides of the intrusive but is inconspicuous in other areas where it is covered by the younger Cuernavaca Formation or caliche. Based on the abundance of altered and mineralized float, the skarn may be present at shallow depths below the rock cover.

1.4

Exploration and Resource Drilling

As illustrated in Table 11-1, a total drilling of 64,809 metres from 362 drill holes forms the basis used to generate the resource for this report.

The density of holes, quality and quantity of analysis and the controls for handling and analyzing assays have produced data utilized to model target mineralization of Au and Ag zones in sufficient concentration, orientation and grade to develop a geologic model used to demonstrate resources in measured, indicated and inferred categories which meet and or exceed the standards put forth in a NI 43-101 evaluation.

Recent mapping and sampling of the greater Cerro Jumil concession area (15,025 hectares) reveals nine target areas that warrant further exploration. All areas have been mapped and sampled, at least on a reconnaissance basis. Most are perceived to be drill-ready, pending appropriate permissions and permits. There are three target areas adjacent to or in close proximity of the known resource, which could conceivably be included within its direct operations: Northern Contact, NE Intrusive Contact, and Colotepec. In addition, there are six target areas outboard of the known Cerro Jumil resource. These areas, in their perceived order of priority, are as follows: Coatetelco, Alpuyeca, Pluma Negra, Mercury Mines, La Vibora, and Jasperoid de Toros.

1.5

Mineral Resource Estimate

At a 0.3g/t gold equivalent cutoff, gold-silver resource estimate reports 1,625,509 gold equivalent ounces in the measured and indicated categories, and 197,318 gold equivalent ounces in the inferred category (Table 1-1). The Cerro Jumil gold equivalent resources are currently delineated in three zones, named the Southeast (SEZ), Las Calabazas (LCZ), and West Zones (WZ). Gold is hosted in all three zones, while silver is concentrated in the West and Las Calabazas Zones.

Table 1-1

Cerro Jumil Resources Reported at a 0.30g/t Gold Equivalent Cutoff

Resources calculated at an Au Eq cut-off of 0.3g/t
Au		Ag
Price 1200		22.5
Recoveries 68%		35%
Classification (+0.3					Au
Au Eq)	Volume	Tonnes	Au	Ag	Eq	Au Oz	Ag Oz	Au Eq_Oz
Measured	11,742,875	30,359,337	0.97	9.63	1.06	946,793	9,399,605	1,034,640
Indicated	7,656,563	19,976,179	0.82	10.3	0.92	526,644	6,615,165	590,869
Measured and Indicated	19,399,438	50,335,516	0.91	9.90	1.00	1,473,437	16,014,769	1,625,509

Inferred	3,040,188	7,970,472	0.66	10.90	0.77	169,129	2,793,197	197,318

Totals may not sum to 100% due to rounding.

1.6

Summary of Qualified Persons

Keith McCandlish is the Managing Director of DMT Geosciences Ltd. and is an independent Qualified Person under the requirements of National Instrument 43-101 and is responsible for all work completed on the report entitled 2012 Mineral Resource Update, dated October 26, 2012.

Riaan E. Herman is the Managing Director of Riaan Herman Consulting cc. and is an independent Qualified Person under the requirements of NI 43-101 and is responsible for the resource disclosed under the 2012 Mineral Resource Update, dated October 26, 2012.

1.7

Principle Recommendations

On-going drilling program that would continue to refine existing resource and verify inferred resource as either measured or indicated including extensions in depth and to the South West.

1.8

Conclusions

It is the opinion of the authors Riaan E. Herman and Keith McCandlish as Qualified Persons that there is sufficient information in this report to progress into a feasibility stage of mine development.

2.0

INTRODUCTION AND TERMS OF REFERENCE

2.1

Description of the issuer

Corporate Structure

The Company was formed by the amalgamation under the Company Act (British Columbia) (the “Company Act”) on December 1, 1990 of Magellan Resources Corp. (“Magellan”), Goldsil Resources Ltd. (“Goldsil”) and International Mahogany Corp. (“Mahogany”) into one company known as International Mahogany Corp. Magellan was incorporated under the Company Act on May 4, 1983. Goldsil was incorporated under the Company Act on May 18, 1983. Mahogany was incorporated under the Company Act on March 17, 1980 as Mahogany Mining Company Ltd. and changed its name to Mahogany Mineral Resources Inc. on November 10, 1981. On July 7, 1987 Mahogany amalgamated with Canadian Premium Resource Corporation into one company known as Mahogany Mineral Resources Inc. On September 8, 1988 Mahogany changed its name to International Mahogany Corp.

Effective June 2, 2000, the Company consolidated its common shares on the basis of 10 old shares for one new share and the name of the Company was changed to Reliant Ventures Ltd. On May 29, 2003 the name of the Company was changed to Esperanza Silver Corporation. On July 19, 2010, the Company changed its name to Esperanza Resources Corp.

The Company has wholly-owned subsidiary companies located in Mexico (Esperanza Silver de Mexico, S.A. de C.V. (“ESM”)), Peru (Esperanza Silver Peru S.A.C.), British Virgin Islands (Esperanza Exploration (BVI) Inc.) and Colorado (Esperanza Services, Inc.).

Description of the Business

The Company is principally engaged in the acquisition and exploration of mineral properties. There are currently no mineral reserves on any of the Company’s properties and the Company does not have any commercially producing mines or sites. The Company has not reported any revenue from operations since incorporation.

The Company’s principal asset is the 100%-owned Cerro Jumil Project. The Cerro Jumil Project does not have any mineral reserves and the work being done by the Company is exploratory and development in nature. The Cerro Jumil Project was acquired from Recursos Cruz del Sur, S.A. de C.V. (“Recursos”) and is subject to a 3% net smelter return royalty payable to Recursos.

2.2

Terms of Reference and Purpose of the Report

This report is a Resource Update on the Cerro Jumil Gold and Silver project in Central Mexico. Esperanza Resources, in cooperation with Riaan Herman Consulting and DMT Geosciences Ltd., has performed a geological resource update on Cerro Jumil. This report “Cerro Jumil Project, 2012 Mineral Resource Update,” dated October 26, 2012, should be read together with the PEA 2011 report prepared by Golder Associates, Inc. and the PEA 2010 43-101 report prepared by Bond and Turner.

The objectives of this report include the following:

▪

Review all geological and drill hole information;

▪

Update all geological and drill hole data;

▪

Remodel the geological and mineralized ore envelopes as defined in the previous Preliminary Economic Assessment completed in 2011;

▪

Determine statistical and Geostatistical interpolation parameters;

▪

Update the geological resource model;

▪

Validate and classify the resource; and

▪

Make recommendations for future work and to advance the property toward final feasibility.

2.3

Sources of information

A significant amount of information included in this report was originally reported in NI 43-101 compliant technical reports for Esperanza on the Cerro Jumil project by Golder Associates, Inc. (2011) and by Bond and Turner (2008, 2010)

Where there has been no change in the previously disclosed status, DMT and RHC has drawn freely from these reports, which are available from Esperanza Resources and from the SEDAR website at www.sedar.com. DMT and RHC summarized information from these earlier technical reports where appropriate, and quoted directly on other occasions.

2.4

Details of the Site Visit

The site visit of Keith McCandlish, P.Geol., P.Geo., Managing Director of DMT Geosciences Ltd., the qualified geologist responsible, Project Technical Director and a co-author of the Mineral Resource Estimate, was from October 3, 2012 to October 5, 2012.

Site visits by Riaan E. Herman, Pr. Sci.Nat, Managing Director of RHC, and the qualified geologist responsible as the Principal Resource Modeler and a co-author of the technical report, was conducted on two occasions, the first from June 17 to June 30, 2012, and the second from September 23 to October 6, 2012.

All of the above consultants meet the standards for independence of the issuer as set out in the NI 43-101 guidelines. Detailed qualifications are set out in Section 19.0 of this report.

In Attendance from Esperanza Resources at various stages were:

▪

Mr. Greg Smith (President and CEO)

▪

Mr. Dan O'Flaherty (Executive VP, Corporate Development)

▪

Mr. Laurence Morris (COO)

▪

Mr. Hannes Miller (VP, Operations)

▪

Mr. William Bond (Geologist)

The site visit included extensive discussions with all participants, a tour of the project properties, inspection of core and geological logs.

3.0

RELIANCE ON OTHER EXPERTS AND ON OTHER DISLOSED MATERIAL

3.1

RELIANCE ON OTHER EXPERTS

The NI 43-101 2008, 2009, 2010 and 2011 reports, out of necessity, use information originated by geologists and personnel in the employment of previous operators on the Cerro Jumil property. The qualifications of many of these workers are unknown. Mr. Bond has visited the property many times and supervised much of the work for Esperanza and verified that the geology as seen in the field is consistent with the geology described by earlier workers. Sources of information are acknowledged throughout the text where the information is used and any concerns about the quality of the data have been noted.

Section 4.0 of this report contains information relating to mineral titles, permitting, regulatory matters and legal agreements as provided by Alberto Vazquez of the law firm Vazquez, Sierra & Garcia, S.C., Mexico D.F., Mexico. Where appropriate within the report, citations are made to information obtained from other experts, with the full reference given in Section 22.0. In particular, the authors have relied on land and title information from the Secretaria de Economía, Estados Unidos Mexicanos, who is responsible for registering the mining concessions. The information in this technical report concerning these matters is provided as required by Form 43-101 F1 but is not a professional opinion of the title of the property. In addition, the authors have relied in part on Consultores Ambientales Asociados for an assessment of the environmental and permitting aspects of the project. The individuals and documents that the authors consulted in compiling that information are identified in the appropriate Sections where their information is used.

In addition to the previously disclosed information contained in the previously referenced technical reports, the authors of this report have relied on information provided by Esperanza Resources' staff obtained during the above-referenced site visits during the preparation of this report. The authors' reliance on this information is as follows:

▪

For verification of the status of lands and mineral claims

▪

Laboratory tests leading to recovery efficiencies; and

▪

Documents for descriptions of the permitting status and additional permits required to begin operations.

4.0

PROPERTY DESCRIPTION AND LOCATION

4.1

Property Area and Location

The Cerro Jumil property, centered at 18˚46’ N, 99˚16’ W, is located 80km south of Mexico City and 12km from Cuernavaca in the State of Morelos. The property is 3km from a paved road and is easily accessible year round.

Figure 4-1

Cerro Jumil Location Map

4.2

Mineral Tenure

Per the Federal Mexican Constitution, the Federal Mexican Government owns and holds all the mineral and petroleum resources located under the surface of the ground (in other words, the owner of land in Mexico only owns the surface thereof and any non-restricted minerals therein).

In order for a party to acquire rights to mine minerals in Mexico they are required to apply for and acquire a mining concession. The Ministry (Secretariat) of Mining is the Federal Mexican Government ministry charged with controlling all mining matters. It is possible for Mexican individuals to acquire the mining concessions in his or her own name. However, foreigners are required to do so thorough a Mexican mining corporation that they will need to form. Mexicans, as well foreigners, are permitted to acquire up to 100% of the Mexican mining company they form to hold mining concessions.

The applicant of a mining concession must identify the specific minerals that he/she/it wishes to mine, as well as the exact location at which they wish to mine them. These rights of mining cannot hinder or restrict the rights of use and ownership that a person has on the surface of the location therefore, it is normal that the concessionaire is the owner or right holder of the land under which the mine will exist.

The three types of concession that may exist are Exploration, Exploitation and Beneficiation Plant.

An Exploration Concession is first granted to permit the miner to explore and extract minerals to prove-up the mine. These concessions may be good for up to 6 years.

Once certain activities set in a mining program by the mining authority are complied with in a determined time period, the Ministry of Mining will permit the application for an Exploitation Concession. The Exploitation Concessions permit the full exploitation of the minerals that were approved in the concession. These concessions may be good for up to 50 years.

The Beneficial Plant Concession is authorization for the company to process the mineral that is acquired by it or by third parties under their mining concessions.

There are certain areas of Mexico that are known as National Mining Reserves which are usually rich in valuable minerals. These areas are where the Mexican Mining Authority place special conditions on granting or using mining concessions, permitting the government to receive more participation or profit from the mining process.

Some limited rules on expropriation exist in order to carry out the mining activity. In general terms, the federal government of Mexico does have the right to expropriate private property for public good. However, it is not utilized for concern of public outcry.

The owner of the land is also the owner of the mineral buried in the ground of the land he owns, unless the treasure is of historical, social or cultural value, in which case it belongs to the Mexican Nation. Treasure is identified by the fact that it was either created by man, transformed by man or in mans' domain but buried in the ground (such as gold in a pouch). The civil codes of each state of Mexico deal with issues of who keeps the treasure (provided the federal government does not exercise its preference of historical, social or cultural value).

Even though all the minerals extracted from a mine under an Exploitation concession are normally owned by the concessionaire, in Mexico there are federal income taxes, federal taxes on Mine Concessions and federal Commercial Asset Taxes. As well, if treasure is found, that is income and taxed as such under the federal income tax rules.

The property consists of the La Esperanza (437 hectares), Esperanza II (1,270 hectares), Esperanza III (1,359 hectares), Esperanza IV (1,338 hectares), Esperanza V (278 hectares), Esperanza VI (9,704 hectares) and Esperanza VII (639 hectares) mining concessions.

The mining concessions are subject to the payment of taxes, nominal work requirements, and are effective so long as the necessary payments are made on an annual basis until the anniversary dates of issuance of the concessions in 2052, 2053, 2056, 2058 and 2059, respectively (Table 4-1). According to existing mining law, these mining concessions can be renewed for an additional 50 years. Concession taxes have been paid up to December, 2011 and sufficient assessment work has been done to hold the concessions for several years. The taxes are due and payable in January and July each year. Taxes paid for the seven concessions in 2011 totaled MP$360,074 (≈US$30,000).

Figure 4-2

Cerro Jumil Concessions Map

Table 4-1

Cerro Jumil Mining Concessions

Mining Concession	Title No.	Area (Hectares)	Title Validity
			Issued	Expires
Esperanza	215624	437	5 March 2002	4 March 2052
Esperanza II	220742	1,270	30 September 2003	29 September 2053
Esperanza III	228265	1,359	20 October 2006	19 October 2056
Esperanza IV	231734	1,338	15 April 2008	14 April 2058
Esperanza V	234011	278	15 May 2009	14 May 2059
Esperanza VI	234755	9,704	11 August 2009	10 August 2059
Esperanza VII	234784	639	14 August 2009	13 August 2059

4.3

Title, Access and Obligations

The community of Tetlama owns the surface rights as both individual ownership lots and common lots. An agreement has been signed (July 2011) with the community which allows ESM to carry out physical work on the land in the Cerro Jumil area for a period of two years (July 2013). There are no residences on the concessions in the area where project work is being undertaken. A small area of the land, just west of the project area, is agricultural and used to raise crops such as peanuts, tomatoes, corn, and agave (Figure 4-3). Local grassy areas are also used for grazing cattle, horses and goats (Figure 4-4).

Figure 4-3

Local Crops at Cerro Jumil

Figure 4-4

Grazing Cattle at Cerro Jumil

The area where all exploration has been undertaken includes moderate to rugged terrain consisting of small trees and locally dense vegetation. Consultores Ambientales Asociados (“CAA”) compiled environmental impact data that is being used to change the land use status to mining. The United Nations (“UN”) conducted a site inventory of possible archaeological artifacts in the 1960s and identified ruins on the top of Cerro Jumil. This small area currently has restrictions for new road construction applied to it as determined by the Instituto Nacional de Antropología e Historia (“INAH”). The restrictions do not affect exploration work in the concession area, as the mining concessions are located east of the Xochicalco archaeological site.

There are three historic sanitary landfill sites within the mining concessions that were used by the city of Cuernavaca and surrounding communities. Two landfill sites have been reclaimed, capped and closed for several years. The other site is currently inactive. CAA noted several environmental problems regarding contamination from the landfill areas including oil seepage. Local municipalities are responsible for reclamation and subsequent environmental remediation of the landfill. There are no other known potential environmental liabilities.

Permits to carry out work programs are issued by the Secretaría de Medio Ambiente y Recursos Naturales“(SEMARNAT)”. Four separate permits have been issued for drill programs including one by Teck in September 1997 and four by ESM in July 2004, November 2005, October 2009 and September 2010. The current permit is valid through 2013. It is likely that a new exploration permit will be required to complete some of the additional drilling that has been proposed.

4.4

Agreements and Encumbrances

The Esperanza and Esperanza II mining concessions were owned by RCS, a Mexican corporation, when ESM entered into an option agreement on October 25, 2003, whereby it could acquire a 100% ownership interest subject to a 3% Net Smelter Return Royalty "(NSR)" by making payments totaling US $105,000, issuing 170,000 shares over four years with a balloon payment of US $1,895,000 due on the 5th anniversary of the agreement and completing US $100,000 in expenditures in each of the first two years. On October 2, 2006, ESM announced that it reached an agreement with RCS to amend its existing agreement allowing for the early exercise of its option to complete the purchase of the Cerro Jumil property. According to the amended agreement, Esperanza paid CDN $417,375 in cash and issued 500,000 shares to RCS to finalize the purchase of the Cerro Jumil property. RCS will maintain a 3% net smelter return royalty on production from the property.

4.5

Environmental Liabilities

None.

4.6

Permitting

Permitting for exploration and mining activities in Mexico are subject to control by SEMARNAT. The Company has all permits required for current exploration and development activities. Permitting for mine construction and operation requires the preparation and submission of a Manifesto de Impacto Ambiental or MIA (Environmental Impact Statement) and a Cambio de Uso de Suelo or CUS (Land Use Change) permit. The Company is in the advanced stages of preparing both the MIA and the CUS and expects to submit these documents to SEMARNAT by the end of fiscal 2012. The timeline for the review and ultimate granting of permits by SEMARNAT is uncertain, however, the Company understands that these permits are usually granted within 12 months of application.

A number of additional permits are also required for the ultimate construction and operation of mine and these will be applied for in due course as the project is advanced.

Esperanza has collaborated with the Mexican national archeological authority, INAH, to conduct a detailed archeological review of the site area. As a result, INAH issued a ruling that categorized the potential land use in three groups: (1) areas released for mining, (2) areas from which mining is excluded and (3) areas for further study. Those areas falling into category 2, areas excluded from mining, encompass the top of Cerro Jumil itself. The areas for further study are now being investigated by INAH. However, none of the areas for further study or the excluded area is expected to impede the construction and operation of a mine at Cerro Jumil.

While Esperanza has a surface rights agreement for the current exploration and development activities at Cerro Jumil, a longer term exploitation agreement is required for the construction and operation of a mine at the site. Esperanza is in the late stages of finalizing a long term surface rights agreement with the communal landholders of substantially all of the land required for the construction and operation of a mine at Cerro Jumil and expects to have this completed prior to the end of fiscal 2012.

4.7

Other Significant Factors

After review of the information available, it is in the authors' opinions that there are no other significant factors to be disclosed.

5.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1

Accessibility and Local Resources

The Cerro Jumil property is located 80km south of Mexico City and 12km from Cuernavaca in the State of Morelos. Access to the property is by paved road to 7km north of Alpuyeca along Morelos Highway 95 to where a dirt road turns off to the landfill, and then continues 2.75km onto the property. The road is passable year round by two-wheel-drive vehicles.

5.2

Topography, Elevation and Vegetation

Climatic conditions are temperate and conducive to working on the project throughout the year. There is a rainy season that extends from June to September which can create difficult access on unpaved roads. Vegetation in the form of small shrubs and trees can become dense during the rainy season although they are greatly diminished during the remainder of the year as the area dries out.

Infrastructure including major highways, communication services, transportation and electricity are easily accessible. Cuernavaca has a large airport and Mexico City, the major hub for international flights in Mexico, is within a two-hour drive. Agriculture, tourism and numerous industrial enterprises support the local economy. Workers are available at the village of Tetlama, with a population of approximately 1000, and in Cuernavaca, a city of over 1 million people, which can provide most supplies and services that might be required.

Topography is moderately rugged, varying from 1,100m to 1,450m elevation.

5.3

Climate

Cuernavaca has a tropical savanna climate (Köppen climate classification Aw) with temperatures that are moderated by its altitude. The warmest month is May with an average temperature of 24.4 °C (75.9 °F) and the coolest month is January with an average of 19.6 °C (67.3 °F).The municipality has two distinct climates. In the north, it is a temperate climate that is somewhat moist with rain predominantly in the summer. That area is covered in forests of pine and holm oak. In the south, the climate is warmer with the same moisture pattern. The southern area is primarily grassland with some rainforest. Average annual temperature is 21.1 °C (70°F) with the warmest months being April and May and the coldest December. Temperatures rarely exceed 28°C, nor fall below 15°C.

Climate data for Cuernavaca (1951-2010)

Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
Record high °C	31.5	37.0	36.0	39.5	37.5	36.0	34.0	33.5	31.5	36.0	31.0	34.0	39.5
(°F)	(88.7)	(98.6)	(96.8)	(103.1)	(99.5)	(96.8)	(93.2)	(92.3)	(88.7)	(96.8)	(87.8)	(93.2)	(103.1)
Average high °C	25.2	26.5	28.8	30.1	29.7	27.1	26.2	26.1	25.1	25.9	25.8	25.2	26.8
(°F)	(77.4)	(79.7)	(83.8)	(86.2)	(85.5)	(80.8)	(79.2)	(79.0)	(77.2)	(78.6)	(78.4)	(77.4)	(80.2)
Daily mean °C	18.7	19.9	21.9	23.3	23.5	22.0	21.1	21.0	20.4	20.4	19.7	18.9	20.9
(°F)	(65.7)	(67.8)	(71.4)	(73.9)	(74.3)	(71.6)	(70.0)	(69.8)	(68.7)	(68.7)	(67.5)	(66.0)	(69.6)
Average low °C	12.2	13.3	15.0	16.6	17.3	16.8	16.0	15.9	15.7	14.9	13.7	12.7	15.0
(°F)	(54.0)	(55.9)	(59.0)	(61.9)	(63.1)	(62.2)	(60.8)	(60.6)	(60.3)	(58.8)	(56.7)	(54.9)	(59.0)
Record low °C	3.0	5.0	6.5	10.0	11.0	10.0	11.0	10.0	10.0	9.0	3.0	5.0	3
(°F)	(37.4)	(41.0)	(43.7)	(50.0)	(51.8)	(50.0)	(51.8)	(50.0)	(50.0)	(48.2)	(37.4)	(41.0)	(37.4)
Precipitation	13.6	7.2	5.6	15.5	57.7	250.9	266.7	268.1	256.3	100.2	16.7	5.2	1,263.7
mm (inches)	(0.535)	(0.283)	(0.22)	(0.61)	(2.272)	(9.878)	(10.5)	(10.555)	(10.091)	(3.945)	(0.657)	(0.205)	(49.752)
Avg. precipitation days ( ≥ 0.1 mm)	1.3	1.3	1.3	3.3	8.6	18.8	20.7	21.0	20.0	9.7	2.4	1.1	109.5

Source: Servicio Meteorologico Nacional

5.4

Infrastructure

There is no infrastructure other than pastures and agricultural lands situated on the property.

6.0

HISTORY

6.1

Past Exploration and Development

There are several inaccessible shafts, adits, and prospect pits on the property of unknown age (Figure 6-1 and Figure 6-2). A small operation is believed to have operated in the 1970s in several adits developed on narrow high-grade silver-bearing quartz veins hosted within the intrusive. Several older exploration pits and shafts were developed in the skarn zone along the western contact of the intrusive, which may have been related to the 1970s operation. Total mining production was insignificant.

RCS carried out reconnaissance geology in 1993 and acquired an exploration concession over the area in 1994. Rock chip sampling and geological mapping were carried out in 1994, and in late 1995 the property was optioned to Teck.

Figure 6-1

Old Shafts and Trenches

Figure 6-2

Adit on Narrow Structures

Teck continued exploration work with additional surface mapping, rock chip sampling, trenching, airborne magnetic and radiometric surveys, and a limited induced polarization survey in 1996.

Terraquest Ltd. carried out the airborne survey for Teck in 1996 using a helicopter-borne high-sensitivity magnetometer and gamma-ray spectrometer survey at a nominal 100m terrain clearance and 100m line spacing. The results have not been seen by the authors although it is reported (Kearvell, 1996) that the magnetic signature is relatively flat. The radiometric survey was useful in outlining the various lithological units.

Teck cleaned and sampled pre-existing trenches in addition to excavating four new trenches in an area of skarn alteration related to the western contact of the intrusive. Teck took a total of 184 grab and channel samples. Teck also contracted and completed a gradient time domain induced polarization and resistivity survey completed by Quantec in 1997 that covered the southern intrusive contact zone with five lines spaced 150m apart. Readings were taken at 25m intervals. Transmitter dipole spacing was 850m to 1,700m with later detail at 200m to 1,300m. Results were plotted on plan maps and stacked gradient cross sections. The work is considered reliable and indicates several geophysical anomalies.

In 1998, Teck completed four diamond drill holes totaling 822m that were directed at several of the geophysical targets. Results of the drilling are discussed in Section 11.1. Teck returned the property to RCS in 1998.

Prior to the expiry date of the exploration concession in 2000, RCS applied for an exploitation concession that was granted on March 5, 2002. Since that time the mining laws have changed and all concessions are now considered “mining concessions” with an expiry date of 50 years.

RCS continued to advance the property with another surface geochemical sampling program in 2002. RCS collected a total of 118 samples from outcrop and float material during the 1994 and 2002 campaigns in conjunction with geological mapping.

In 2002, Geo Asociados S.A. de C.V. completed 20km of gradient time domain-induced polarization and resistivity for RCS. The survey extended the previous Quantec survey to the north and south. The 1997 survey indicated that the interpreted anomalies are at a depth of 200m to 300m and the 2002 survey was designed to look at similar depths.

ESM signed an agreement with the owner of the property, RCS, on October 25, 2003, whereby it could acquire a 100 percent ownership interest subject to a 3% NSR Royalty. During 2004 through April 2006, ESM completed additional geological mapping and sampling programs, identifying two primary gold skarn targets named the West and Southeast Zones. Subsequently, ESM completed 64,809 metres of both core and RC drilling directed at evaluating the western and eastern contacts of the intrusive where skarn development and gold mineralization occurs.

6.2

Historic Mineral Resource and Reserve Estimates

No resource estimates have been found to date for any historical work done prior to ESM commencing exploration.

6.3

Historic Production

No figures are available, but historic production is likely to be negligible with respect to Au equivalent ounces, and limited to the West Zone Silver domain.

7.0

GEOLOGICAL SETTING

7.1

Regional Geology

Cerro Jumil is located within the physiographic province of the Sierra Madre del Sur (Raisz, 1959), an orogenic belt that extends for around 1100 kms NW-SE from the South Pacific coast of Mexico. Within this orogenic belt is the Guerrero gold belt which includes the gold-skarn deposits of southern Mexico, including Los Filos, Nukay and Bermejal

This physiographic province is composed of blocks of terrene with different ages and lithological features delimited by major faults.

The Cerro Jumil project is located at the NW corner of the Mixteco Terrene, which emerges in the central part of the Sierra Madre del Sur, between the Caltepec and Teloloapan faults which represent its limits east and west, respectively (Ortega-Gutiérrez, 1981). The basement of this terrene consists of deformed metamorphic rocks represented mainly by migmatites, metasediments, metagranitoids and eclogitized ophiolites, which were grouped into the Acatlan complex metamorphic complex (Ortega-Gutiérrez, 1981) of Grenvillian to Early Triassic age.

The Acatlan complex is uncomformably covered by shallow marine sedimentary rocks of late Carboniferous-Permian age and these are uncomformably covered by volcanic and sedimentary rocks of the Middle Jurassic age (Garcia-Diaz et al, 2004).

From the lower Cretaceous period, the region between the Papalutla and Teloloapan faults referred to as a platform Carbonatada Guerrero-Morelos (PGM) as described by Fries (1960) was characterized by the deposition of continental ( Zicapa Formation) and marine rocks ( Taxco Formation and Chapalopa Formation) which were deposited during an event of marine regression. Interbedded with these rocks are volcanic flows of andesitic to rhyolitic composition with age dates between 133 and 127 ma (U-Pb method).

A powerful succession of reef and platform limestone’s of Albian-Cenomanian age known as the Morelos Formation (Fries, 1960) lies above the transitional contact of the Zicapa Formation and uncomformably covering the succession of Taxco Esquist .The Cuautla Formation, calcareous shales and limestone’s of Turonian age, conformably overlies the Morelos Formation. Conformably overlying the Cuautla Formation is a succession of sandstone, shale and calcareous limonite's known in the literature as Formacion Mexcala (Fries, 1960) of age Turonian-Coniacian in the central part of PGM. It should be noted that the rocks of this succession have been interpreted as basin deposits as a result of uprising related to the Laramide orogeny (Fries, 1960).

7.2

Regional Tectonic Setting

Carbonate rocks of the PGM, as well as the basement and volcanic sequences, are moderately to intensely deformed, forming a belt of folds and reverse faulting of low angle with a dominant N-S orientation. This deformation has been commonly associated with the Laramide orogeny and the deformational pattern documented is a result of two major opposing folding event forces (Cerca et al., 2007).

The first deformational event is the most predominant producing folding and major thrust faults of the Mesozoic successions with a sense of transport towards the E-NE. The second event was characterized by the development of open folds and reverse faulting with a sense of transportation to the West. The age of this deformation phase is presumed to occur from the Paleocene-Eocene early (Salinas-Prieto et al, 2000). In the PGM, during this deformational period, the region is marked by the completion of limestone (Formacion Morelos) deposition and the beginning of turbidite (Formacion Mezcala) deposition, during Syn-tectonic sedimentation associated with shortening.

The tertiary is characterized by transcurrent tectonics represented by both fragile and ductile shear zones, which are categorized into two groups on the basis of their kinematics and orientation: one characterized by an extension NW-SE and another by NE-SW extension. The origin of the transcurrent tectonics is presumed to represent the separation of the Chortis block from the North American plate.

7.3

Local and Property Geology

Mineralization at Cerro Jumil is associated with the intrusion of a stock of Granodiorite composition into the carbonate rocks of Guerrero-Morelos Platform, specifically the rocks of Xochicalco Formation (Fries, 1960). Spatially related to the intrusive contact with the carbonate rocks are varying degrees of skarn and marble development. A geological map for the Cerro Jumil area is shown in Figure 7-15.

The granodioritic stock, locally referred to as a feldspar porphyry, in hand sample presents a porphyritic texture with the development of phenocrysts of plagioclase (~35% in abundance) and potasic feldspar (~30% in abundance) that can reach up to 3 cm in size, phenocrysts of quartz (~25%), and euhedral biotite (~10%) in a fine matrix consisting of very fine quartz-plagioclase. In thin section the plagioclase phenocrysts shows moderate alteration to sericite-clays as well as moderate silicification.

The intrusive outcrops in an elongated shape in an area approximately of 500 metres in width X 900 metres in length with a NE-SW direction Age of the intrusive is possibly late Tertiary and is younger than intrusives associated with the large skarns of southern Mexico such as Los Filos, Bermejal, and Nukay, based on the available literature on magmatism of the upper Cretaceous-Tertiary in the Sierra Madre del Sur, assuming a migration of the magmatic arc based on isotopic dating from the trenches of Acapulco to the East.

Also at Cerro Jumil emerges a post mineral hypabyssal dike, classified as quartz porphyry (QtzPhy) of red to orange color, as a result of meteoric oxidation, consisting of phenocrysts of quartz, feldspars strongly altered to clay and sericite, as well as ghosts of micas that may correspond to biotite or muscovite. The QtzPhy is located along faults or zones of weakness following a NW or NE trend and cuts the entire sequence of rocks The texture and mineralogy of the QtzPhy indicates the emplacement of the intrusion was at a much shallower depth (near surface) than was the depth of emplacement for the granodioritic stock.

Andesitic dikes of porphyritic texture have also been identified in the NE area of Cerro Jumil where they have been observed for a strike length of over 250 metres between outcrops and sub outcrops, with a NW-SE orientation. In the main zone of mineralization andesitic dikes occur sporadically in the form of small dikes that keep a spatial relationship with the quartz porphyry.

Intruded by the granodioritic stock are the limestone’s of the Xochicalco Formation of Aptian age (early Cretaceous), that have beds of varying thickness from very thin to medium. The color varies from dark grey to black according to the carbonaceous content or organic matter. Another feature of this formation is the abundance of chert bands. Distal to the intrusive contact the Xochicalco Formation is relatively fresh or unchanged usually having a dark grey coloring due to carbonaceous material, is fine-grained, with moderate calcite veinlet’s as stockwork (< 1 mm thick) iron oxides in fractures, and occasional breccia texture that might be related to basin collapse.

Approaching the intrusive contact the limestones begin to be recrystallized, coloration becomes clearer, ranging from light grey to red depending on the amount of iron oxides present. Closer to the intrusive and heat source, the limestones are totally recrystallized into marbles. The transition from limestone to marble is gradational and can be characterized, from the unaltered limestone towards the intrusive contact as follows;

▪

Initial marble development displays granoblastic texture of medium grain with sporadic bands of dark gray limestones (Figure 7-1);

▪

Closer to the intrusive marble becomes much lighter in color, medium grained, local patches of silicification and occasional thin bands with development of silicates, mainly wollastonite and small green garnets accompanied by clay and moderate epidote (Figure 7-2);

▪

Near the intrusive contact the coloration of the marble is white, coarse grained, and the bands of silicates are more persistent over larger areas (Figure 7-3); and

▪

At the intrusive contact, mineralogical associations of calcsilicates (skarn) of high temperature are well developed, as a result of metasomatism between the granodioritc intrusive and carbonate rocks (limestone/marbles) of the Xochicalco formation (Figure 7-4).

Figure 7-1

Limestone with Marble Figure

Figure 7-2

Light Medium Grained Marble

Figure 7-3

White Course Grained Marble

Figure 7-4

Skarn-Calcsilicate Minerals

470,400
470,800
471,200
471,600
472,000
2,078,600
2,078,200
2,077,800
2,077,400

Mexico
Cerro Jumil
Morelos

Explanation

LITHOLOGY — dark shade = outcrop; light shade = subcrop/float

- alluvium
- volcaniclastics
- andesite
- felsic dike
- feldspar porphyry
- quartz porphyry
- skarn (garnet-tremolite-chlorite-epidote)
- marble (+/-calcsilicates)
- limestone

STRUCTURES

- fault/fracture
- quartz-iron oxide vein
- breccia

MINERALIZATION

- jasperoid
- marble + iron oxide

OTHER

- outcrop limit
- roads
- A A' cross-section

Cerro Jumil Project Geologic Map

NAD27 Mexico, Zone14

September 2012

N

0 200 400

meters

Figure 7-5

Cerro Jumil Geology Map

8.0

DEPOSIT TYPES

Cerro Jumil is, in general terms, referred to as an oxidized gold-enriched skarn deposit that developed in contact aureoles between the granodioritic (feldspar porphyry) intrusive and limestone host rocks. Hydrothermal and metasomatic activity developed both endoskarn and exoskarn mineral assemblages. Both prograde and retrograde alteration is recognized, and gold appears to be temporally related to the onset of retrograde alteration and possibly a second post retrograde event.

The prograde phase is characterized by the presence of minerals of garnet, pyroxenes, wollastonite and vesuvianite. The spatial relative abundance of each mineral varies depending on the proximity to the heat source (intrusive).

Prograde skarn development distal to the intrusive is characterized by fine grained granoblastic texture, as seen in petrographic sample PS3, with clinopyroxene minerals corresponding to diopside-hedenbergite in more than 90% of the total volume of the rock and less garnets (Figure 8-1). Also, irregular zones like bands are present in this section that is composed of wollastonite and lessor amounts of pyroxene (Figure 8-2).

Figure 8-1

Photomicrograph of prograde skarn showing the fine-grained granoblastic texture comprised of pyroxene and minor garnet. The grain size is of the order of 0.2 mm, 4x, LP.

Figure 8-2

Photomicrograph prograde skarn showing the fine-grained granoblastic texture, with acicular crystals of wollastonite and pyroxene.

Minerals associated with retrograde alteration are characterized by the presence of hydrated calcsilicate minerals; predominantly tremolite-actinolite, green clays, epidote, chlorite, calcite veinlets, thick calcite, quartz microveinlets, and silicification: microcrystalline opaline quartz of low temperature, and iron oxides usually associated with zones of silicification and sulfides (prior to oxidation).

An example of minerals developed during retrograde alteration was observed in thin section PS1where a strong presence of radial and fibrous minerals corresponding to actinolite-tremolite were noted (Figure 8-3). Generally, this fibrous mineral includes and hides the small crystals of pyroxenes (diopside-Hedenbergite) and small crystals of Garnet, of about 0.2 mm in diameter.

Figure 8-3

Photomicrograph of sample PS-1, showing the presence of radial-fibrous actinolite, assimilating to crystals of granular (~0.2 mm in diameter). Note the calcite veinlets (~0.3 mm), cut the rock as a late stage. Thin section of sample 683189 with 1.455 ppm gold. 4 x, LP.

Retrograde alteration with the development of calcite-sulphides and quartz-quartz veinlets, could also be observed under the petrographic microscope in thin section PS8 (Figure 8-4).

Figure 8-4

Photomicrograph showing the retrograde alteration with quartz veinlets covering the prograde phase of Pyroxene. Thin section of sample 199353 with 1.33 ppm gold. 4 x, LP.

9.0

MINERALIZATION

Primary mineralization consists of gold, and to a lesser extent silver, associated with the skarn zones spatially related to the intrusive. According with the observations in field, core logging and studies under the microscope, a mineral paragenesis for the Cerro Jumil deposit could be as noted in Table 9.1. Further studies will refine the paragenetic observations as currently assumed.

Table 9.1

Mineral Paragenesis as Currently Observed for the Cerro Jumil Deposit

As noted in the paragenetic mineral sequence the sulfides (sulfuros), iron oxides (FeO), and gold (Oro) are directly associated with retrograde (retrogrado) activity. Although sulfides are not commonly observed the abundance of iron oxide indicates that their presence was considerable prior to becoming oxidized. Gold values are often associated with jasperoid (jasp) that appears to have been post-retrograde. Jasperoid can occur along fractures, in veins, and narrow lenses within the limestone or marble. Jasperoid outcrops from 1 m to greater than 30m in thickness have been mapped, although core intercepts generally show that much narrower zones, less than 5m, generally exist. Gold assays in jasperoid have produced grades greater than 12g/t but not all jasperoid contains appreciable gold values, although they are generally strongly anomalous (>100ppb). The greater thicknesses of jasperoid observed at the surface, versus what is found in drill core, may indicate that the more pervasive silica flooding represents the top of the hydrothermal system during jasperoid development.

Intense argillic and/or potasic alteration (clays) and epidote development is common within the intrusive near the skarn contact. Although locally anomalous gold may be associated with this zone, the values are generally less than 0.5g Au/t and thus far appear to be of little economic importance.

A representative cross section, located as A-A’ on Figure 7-516-1, is shown in Figure 9-1.

A
A'
1400 elev.
1300
1200
1100
1000
Vertical Section
Looking North 55° East
25m Projection
Las Calabazas
Southeast Zone
Marble
Skarn
Quartz Porphyry
Feldspar Porphyry
Limestone
Gold High Grade Zone
>1.0 g/t Au
Gold Low Grade Zone
>0.1 g/t Au
0
100m
ESPERANZA RESOURCES

Figure 9-1

Cross Section A-A' Showing Geology and Mineralization

10.0

EXPLORATION

10.1

Exploration Prior to 2003

Previous to Esperanza’s involvement, exploration at Cerro Jumil had included geological mapping, geochemical sampling, geophysical surveys and a limited drill program.

Over 300 surface samples were collected by RCS and Teck including select rock chip, channel, and random grab samples. Geochemical results indicated that silver and gold are the elements of primary exploration importance.

Teck contracted with Terraquest Ltd., in 1996, to undertake a high-resolution aeromagnetic and radiometric survey. The results were determined to be of limited use in identifying specific exploration targets.

During 1997, an induced polarization and resistivity survey was completed by Quantec, a geophysical survey contractor, over the southern area of the intrusive/limestone contact, on behalf of Teck. The results indicated anomalous chargeabilities in areas where the contact is assumed to be beneath the overburden in this area. The identification of several IP and resistivity anomalies was partially used to design and implement a four-hole drill program to test select targets by Teck.

During 1998, Teck drilled four diamond drill holes totaling 822m. The drill holes were designed to test chargeability anomalies identified in the 1997 IP survey. Two holes (BDE-98-1 and -2) drilled granitic rocks for their entire length and did not return any significant geochemical values. Another hole was abandoned (BDE98-4) due to poor drilling conditions and therefore did not reach its intended target. One hole (BDE-98-3) did penetrate the limestone and intrusive contact where skarn, over a 23m intercept length, was observed. Values up to 25.8ppm silver and 760ppb gold were obtained from the down-hole intervals 161.8-162.2 and 162.2- 165.0, respectively.

In late 2002, RCS contracted with independent geophysicist Geo Asociados S.A. de C.V. to expand the IP and resistivity grid. As a result of the geophysical work completed a total of six areas of interest were identified.

10.2

ESM Exploration since 2003 Acquisition

During the period from late October 2003 up to June 2010, ESM completed detailed mapping and sampling in the Cerro Jumil area, constructed access roads and over 160 drill sites, and completed 40,760m of core and RC drilling. A localized soil geochemical survey was also completed. All geological work at Cerro Jumil was performed by RGM under the direct supervision of Bond.

10.2.1

Geological Mapping and Outcrop Sampling

Over 1,300 samples have been taken from pre-existing trenches (Figure 10-1), old dumps, and outcrop exposures in the area within and surrounding the intrusive at Cerro Jumil as shown in Figure 10-2.

Mapping partially delineated three gold skarn zones (i.e., West, Las Calabazas, and Southeast Zones) that parallel the intrusive contact along its northwest and southeast contacts. Mineralized rocks identified include skarn development associated with marble and jasperoids that tend to be more resistive to weathering processes. However, as seen in drill intercepts the bulk of gold mineralization occurs within prograde and retrograde altered skarns consisting of pyroxene, wollastonite, actinolite/tremolite, garnet, with epidote, calcite, and clay alteration products that tend to be weathered easily and are generally not observed in surface exposures. Resistant outcrops of jasperoids tend to be the best indicator of subsurface gold skarn mineralization, although not all jasperoids contain appreciable amounts of gold.

The West Zone surface exposure is visually unremarkable with only a few jasperoid or marble outcrops that returned anomalous gold values. Conversely, drilling has shown that this zone is continuous for over 300m with gold values displaying good continuity along strike. Mapping and drill results indicate that the West Zone is open along strike and at depth.

Figure 10-1

Sampled Trenches and Outcrops at Cerro Jumil

470,400
470,800
471,200
471,600
472,000
2,079,000
2,078,600
2,078,200
2,077,800
2,077,400
West Zone
Las Calabazas
Southeast Zone
Rock and Trench Samples, Au ppm (no. samples)
5 to 12.2 (9)
1.5 to 5 (69)
0.5 to 1.5 (185)
0.1 to 0.5 (310)
0 to 0.1 (875)
Cerro Jumil
Morelos
N
0
200
400
meters

Cerro Jumil Project Sample Location Map

NAD27 Mexico, Zone14
September, 2010

Figure 10-2

Rock Sample Gold Geochemistry and Location Map

The Southeast Zone tends to have appreciable jasperoid development at the surface in its northern area, and tremolite-actinolite/wollastonite ±garnet skarn development with lesser jasperoid towards the southwest, allowing for better definition of the zone via geological mapping relative to the West Zone. However, caliche development, exceeding several metres in thickness, obscures the possible extension of this zone along strike towards the southwest. Total strike length of the Southeast Zone indicated by geologic mapping is over 1 km. Drilling to date has partially delineated 650m along strike of this zone.

Several veins within the intrusive located just east, approximately 150m to 200m, of the West Zone contact, were mapped and sampled. Much of the area is covered with alluvium, although locally narrow 0.3m to 1.5m vein widths are exposed. Towards the northeastern end of the identified vein system, there are several short adits that exploited an assumed high-grade ore shoot by a small stope. Sample results for silver, summarized in Table 10-1, have locally high-grade values over appreciable widths. Although the higher-grade silver values tend to be associated with the quartz vein material, there is also significant silver content in both the hanging and footwall host rocks.

Table 10-1

Quartz Vein and Related Samples in Intrusive

Sample	Width (m)	Silver (ppm)	Description
SE-197	0.80	948.0	Quartz vein with fresh and oxide sulphides
SE-198	2.00	182.0	Altered porphyry, FW to vein
SE-199	1.70	220.0	Altered porphyry, HW to vein
SE-200	chips	53.5	Dump sample, quartz vein
SE-201	0.60	327.0	Quartz vein with oxidation and sulphides
SE-212	0.40	453.0	Quartz vein, granite host rock, N5E, 80NW
SE-213	0.60	42.4	Quartz vein, granite host rock, N8E, 78NW
SE-214	0.30	130.0	Quartz vein, granite host rock, N8E, 75NW
SE-215	0.30	65.1	Quartz vein, granite host rock, N12E, 75NW
SE-216	0.50	202.0	Quartz vein, granite host rock, N16E, 60NW
SE-217	0.40	495.0	Quartz vein, granite host rock, N30E, 78NW
SE-218	1.00	158.0	HW of vein sample SE-217
SE-219	1.20	16.8	FW of vein sample SE-217
SE-220	0.80	27.3	Quartz vein, granite host rock, N35E, 70NW.
SE-221	0.45	11.6	Quartz vein, subparallel stringer to main vein N25E, 80NW
SE-222	0.45	21.8	Quartz vein, granite host rock, N30E, 80NW.
SE-223	0.35	22.4	Quartz vein, host rock granite
SE-224	1.20	7.5	Milky quartz vein milky, strike N8W, 65SW
SE-225	1.50	8.4	Quartz vein, same strike
SE-226	1.50	30.5	Hanging wall to vein of sample SE-225
SE-227	1.80	34.1	Quartz vein/stockwork veinlets

Gold values tend to be consistently low (<0.4ppm) in quartz vein samples relative to those noted in the jasperoid and skarn geochemical analyses. The cross cutting relationship of these quartz veins relative to marble skarn development and some jasperoid zones imply that silver may represent a later-stage of mineralization than that associated with the gold.

10.2.2

Soil Geochemical Survey

Along the northwestern flank of Cerro Jumil, an area containing local auriferous jasperoid float exists. The jasperoid is randomly distributed and is often incorporated in the caliche. Two jasperoid samples, which were taken from this area by RCS returned 4.5 and 1.6g Au/t and were strongly anomalous in Ag, Cu, Zn, As and Sb. A geophysical resistivity high was delineated in this same area during 1997 when Quantec carried out a gradient time domain induced polarization and resistivity survey on behalf of Teck. Based on geochemical results, geological mapping, and the resistivity anomaly it is believed that there is potential for a buried mineralized gold skarn deposit in this area and a geochemical soil survey was initiated to better define the target area. A total of 15 hectares was covered by a soil survey grid consisting of four lines oriented N55°W perpendicular to the inferred intrusive-limestone contact. Lines were spaced at 100m intervals and each line is 500m long with samples collected every 25m. A total of 84 samples were taken. Both gold (Figure 10-13) and silver (Figure 10-24) geochemical results show similar patterns with elevated values in the southeastern area of the soil grid. Sample distribution based on a range of values is shown in Table 10-2.

Table 10-2

Range in Soil Geochemistry for Silver and Gold

Silver		Gold
Ag ppm Range	No. Samples	Au ppm Range	No. Samples
0.75 to 1.0	1	0.05 to 0.073	2
0.5 to 0.75	11	0.025 to 0.05	4
0.25 to 0.5	12	0.015 to 0.025	3
0 to 0.25	60	0 to 0.015	75

The silver and gold geochemical anomalies are coincident with a resistivity high defined by the Quantec 1997 geophysical program at a depth from 70m to greater than 200m with a steep easterly dip. It is believed that the geochemical survey has given added support for the possibility of a mineralized gold skarn zone at depth. Further evaluation of this area will be required before determining if it is a viable target.

470,800 mE
471,000 mE
471,200 mE
471,400 mE
2,079,400 mN
2,079,200 mN
2,079,000 mN
2,078,800 mN

Soil Samples, Au in ppb (no. samples)

- 50 to 73 (2)
- 25 to 50 (4)
- 10 to 25 (15)
- -1 to 10 (63)

MEXICO CITY
Cerro Jumil
MORELOS

NAD27Mexico, Zone14
04 November, 2008

N

0 100 200
meters

Esperanza
SILVER CORPORATION

Figure 10-3

Gold in Soil Geochemical Survey

470,800 mE
471,000 mE
471,200 mE
471,400 mE
2,079,400 mN
2,079,200 mN
2,079,000 mN
2,078,800 mN

MEXICO
CITY
Cerro Jumil
MORELOS

Soil Samples, Ag in ppm (no. samples)

1	to 2	(1)
0.5	to 1	(11)
0.2	to 0.5	(25)
0	to 0.2	(47)

NAD27Mexico, Zone14
04 November, 2008

N

0 100 200
meters

Esperanza
SILVER CORPORATION

Figure 10-4

Silver in Soil Geochemical Survey

10.2.3

Ground Magnetic Survey

In 2008, ESM contracted with Zonge Engineering and Research Organization, Inc. (ZERO) to undertake a ground magnetic survey in order to determine if there was a magnetic response related to the intrusive and its contact with the peripheral gold skarn that could be used to guide exploration drilling. Approximately 65 line kilometres of ground magnetic data were acquired on 41 lines. Lines were oriented northwest-southeast with nominal 50mbetween line spacing. Results are shown in a total field intensity map Figure 10-5 with bright colors (magenta and red) showing magnetic highs with lows in blue. The magnetic highs, towards the southeast, define the subsurface expression of the intrusive and several drill holes confirmed the results.

470,400
470,800
471,200
471,600
472,000
2,079,000
2,078,600
2,078,200
2,077,800
2,077,400

MEXICO CITY
Cerro Jumil
MORELOS

-54 -36 -28 -19 -15 -11 -8 -5 -4 -2 -1 -0 1 2 2 3 5 6 7 9 10 12 14 16 19 22 25 29 32 40 63
Total Field Intensity (nanoTeslas)

NAD27Mexico, Zone14
30 October, 2008

N

0 200 400
meters

Esperanza
SILVER CORPORATION

Figure 10-5

Ground Magnetic Survey Map Showing Total Field Intensity

Magnetic highs seen in the northwestern area are related to recent volcanic cover that may mask any possible subsurface expression of the intrusive. The magnetic high seen in the west central area may be a magnetic response to a portion of the intrusive and is a target of interest in the next phase of exploration work.

10.3

ESM Regional Exploration

Mapping/sampling of the greater Cerro Jumil concession area (15,025 hectares) reveals nine target areas (Figure 10-6) that warrant further exploration. All areas have been mapped and sampled, at least on a reconnaissance basis. Most are perceived to be drill-ready, pending appropriate permissions and permits. There are three target areas adjacent to or in close proximity to the known resource, which could conceivably be included within its direct operations: Northern Contact, NE Intrusive Contact, and Colotepec. In addition, there are six target areas outboard of the known Cerro Jumil resource. These areas, in their perceived order of priority, are as follows: Coatetelco, Alpuyeca, Pluma Negra, Mercury Mines, La Vibora, and Jasperoid de Toros. Summary descriptions for each target area are contained below.

Figure 10-6

Cerro Jumil Exploration Targets

10.3.1

Adjacent Prospects

10.3.1.1

Northern Contact

At the Northern Contact area, the Cuernavaca Formation volcanics cover the contact between the mineralizing feldspar porphyry intrusive and the Morelos Formation limestone for at least 700m along strike. It is unknown whether there is skarn at this portion of the intrusive contact or not. This area was explored with ground magnetic geophysics in an attempt to “see” through the volcanics. However, magnetite in the volcanics (and its absence in the skarn) obscured the geophysical response. The closest drill holes to the Northern Contact zone are RCHE-08-87 and RCHE-08-88, located 100m and 200m southwest, respectively. Both drill holes hit 12m to 15m of Ag mineralization averaging ~150g/t Ag in weakly developed skarn and/or marble breccia with anomalous Au values. Mineralization clearly extends into this area and it is possible that blind skarn mineralization may underlie the volcanic cover. Reconnaissance drilling in this area is recommended.

10.3.1.2

NE Intrusive Contact

The NE Intrusive Contact is sporadically exposed at the surface and several outcrop samples indicate anomalous Au values within thin zones of skarn. In addition, the area also shows jasperoid float for over 100m along the strike of the contact. The surface expression of the skarn in this area appears thin; however, it is plausible that there could be more significant skarn development at depth than what is seen on surface. The nearest drill hole is approximately 400m to the southwest of the target area. Reconnaissance drilling in this sector is recommended.

10.3.1.3

Colotepec

Surface mapping at Colotepec reveals a large 500m by 50m area of marble with quartz-iron oxide veinlets that strike parallel to the regional trend of the West Zone/Las Calabazas and Southeast Zone mineralized areas. The development of marble with the quartz-iron oxide veinlets has been noted in numerous drill holes above the zone of Au skarn development. Based on these similarities, it is possible that another mineralized zone underlies this area and it should be tested with several drill holes.

10.3.2

Outlying Prospects

10.3.2.1

Coatetelco

The Coateleco prospect is located approximately 3.5km southwest of the main skarn body at Cerro Jumil, directly on-trend with the long axis of the intrusion. The zone covers some small northeast trending hills, with good road access to their base. The overall zone is 1400m by 500m and is almost entirely small float blocks of thin brick-red jasperoid and limestone/limestone breccias. The few outcrops that are present suggest jasperoid replacement of limestone along northeast-trending fractures, with widths of 30cm to 1 m, and strike lengths of individual outcrops of 1 m to 10m. The jasperoid is similar in appearance to other Cerro Jumil jasperoid (fine grained, chalcedonic, and typically brick red). A soil survey orientated N35W, perpendicular to the trend of the jasperoid, with lines spaced 100m apart, and sampled every 35m (236 samples) contained coincident gold, antimony and arsenic anomalies. The soil gold values tended to be on the low side (with 14ppb Au the highest). However, the As and Sb soil values were quite high (up to 20ppm Sb, and 382ppm As, respectively.) Rock chip sampling of the minimal outcrops contained up to 79ppb Au, 9070ppm As, and 1375ppm Sb. The current geologic interpretation is that the fracture-controlled jasperoid potentially overlies a likely on-strike continuation of the Cerro Jumil feldspar porphyry. Geochemical results warrant exploration drilling.

10.3.2.2

Alpuyeca

The Alpuyeca prospect lies approximately 5km south of the Cerro Jumil area. It consists of approximately eleven separate small jasperoid masses in a 500m by 600m area. Typically, the jasperoid consists of chalcedonic overgrowths along fractures or overcoating limestone breccias clasts; the silicification itself typically has widths of 3 to 7cm. There was no skarn or marble observed. In the 80m by 80m center of the zone, an area containing local strong limonite/jarosite pods after sulfides occur along with the chalcedony. These limonite/jarosite pods are about 20cm in diameter, and likely originally contained 10% to 30% sulfide. Outside of this central area, the chalcedony is mostly grey, with little evidence of iron oxides.

A total of six samples were taken. With maximum values as follows:

▪

Au 34ppb;

▪

Ag 2.5ppm;

▪

As 7350ppm; and

▪

Sb 256ppm.

The very strong antimony/arsenic values and the evidence of at least minor sulfide leakage warrants this area to be further investigated with a couple of drill holes.

10.3.2.3

Pluma Neqra

Pluma Negra is located approximately 15km NW of Cerro Jumil. It consists of an E-W trending, black silicified limestone breccia occurring along a fault/fold structure. The prospect occurs on the top portion of a fairly steep hill. Outcrop in the area is poor, but a suggested strike length of the black silicified limestone breccia is estimated at approximately 150m (and possibly greater as it appears to dive beneath cover/overlying limestone), with widths up to 20m. Nine samples taken from the black limestone breccia assayed, respectively, 986, 693, 425, 424, 249, 212, 201, 146 and 46ppb Au. Follow-up work, including possibly drilling, is recommended.

10.3.2.4

Mercury Mines

This prospect in the historic Santa Rosa mercury district is located approximately 15km NW of Cerro Jumil and 1.5km south of the Pluma Negra anomaly. The old workings occur in an area approximately 300m by 150m containing three larger, underground mercury mines and an equal number of lesser mines, plus prospect pits. The district operated in the late 1890s up to the Mexican Revolution, and was briefly reactivated after WW II. Total production is estimated to be about 15 to 20 thousand tonnes.

The geology consists of flat-lying limestone/marble breccia with a limonitic mud matrix believed to be dominantly karst in origin, superimposed on a shallow dipping (40 degrees) northwest-trending fault. The breccia is cut by some vertical fractures that are locally silicified. Mercury mineralization (as cinnabar) appears associated with these silicified vertical fractures. Of the twenty-two samples taken from the underground workings and adjacent area, maximum values are as follows:

▪

Au 760ppb;

▪

Ag 11 ppm;

▪

As 356ppm;

▪

Sb 4990; and

▪

Hg 4940ppm.

Drill holes beneath the mercury workings to see if there is underlying precious metal mineralization is recommended.

10.3.2.5

La Vibora

La Vibora is located on the Esperanza VI concession approximately 5km WNW of Cerro Jumil. There is reasonable access from the south although rehabilitating 2km of old road plus construction (along cow trails) of an additional 1.7km of new road will be required for drill access. The site consists of a 270m by 120m zone of spider-web jasperoid, which replaces limestone along centimetre-wide cracks and around breccias fragments. The jasperoid did not coalesce to form a solid siliceous mass, but the area does show consistent silicification along fractures and surrounding limestone breccias clasts. Outboard of this is a zone up to 500m long of patchy to well-developed marble. No evidence for skarn was observed. An initial thirteen reconnaissance samples were anomalous in arsenic (6 to 1245ppm As), antimony (2 to 52ppm Sb), copper (10 to 25ppm Cu), molybdenum (1 to 26ppm Mo), and vanadium (4 to 809ppm V), but not in gold or silver. An additional eight samples contained no significant geochemical anomalies, excluding one sample with 570ppm Pb. A buried intrusive potentially underlies La Vibora and merits drill testing.

10.3.2.6

Jasperoid de Toros

This is a small patch of jasperoid occurring in a window of limestone within the volcanics approximately 3km NNW of the main intrusive in the Esperanza II claim. The total jasperoid-bearing zone has dimensions of 20m by 30m and principally consists of 1-3m patches of spider-web jasperoid occurring along fractures in grey limestone. The jasperoid is brown to white, chalcedonic quartz followed by later white drusy quartz in open vugs; it appears relatively weak in iron. Patchy marble was noted at the periphery of the jasperoid.

11.0

DRILLING

Exploration drilling at Cerro Jumil has been completed by both reverse circulation (RC) and diamond coring methods (Figure 11-1 and Figure 11-2).

Figure 11-1

Layne Drilling RC Drill

Figure 11-2

Intercore Diamond Core Drill

During July 1998, Teck completed four diamond drill holes totaling 822m and ESM drilled an additional 64,809m from February 2005 through June 2012. ESM completed five separate drill programs referred to as phases 1, 2, 3, 4 and 5. The objective for drilling during phases 1 and 2 was to identify exploration targets that would be of sufficient size and grade to justify detailed delineation drilling. Phase 3 drilling was mostly undertaken to obtain adequately spaced data that could be used for an initial resource estimate, with a focus on the SEZ. The phase 4 drill program was designed to delineate the resource associated with the Las Calabazas zone and a portion of the SEZ. Phase 5 drilling provided adequate definition of the various mineralized zones in order to upgrade resource estimates to dominantly measured and indicated categories adequate for undertaking project feasibility analysis. Significant drill hole intervals intersected by ESM have been publicly reported by news release as they have become available. All exploration drilling to date is summarized in Table 11-1 and drill hole locations are shown in Figure 11-3.

Table 11-1

Summary of Drilling as of June 2012

Drilling Method	Metres	Holes
Reverse Circulation	41,987	241
Diamond Core	22,822	121
Total	64,809	362
Teck Core Drilling 1998	822	4
ESM Phase 1 Core Drilling	1,168	8
ESM Phase 2 Core Drilling	3,672	23
ESM Phase 3 Core Drilling	6,987	35
ESM Phase 3 RC Drilling	19,464	106
ESM Phase 4 RC Drilling	9,469	74
ESM Phase 5 Core Drilling	10,173	61
ESM Phase 5 RC Drilling	13,054	51
Total	64,809*	362

*

Total includes abandoned holes that were re-drilled to reach target area and two core holes used for metallurgical test work. Abandoned holes were not assayed.

All drill hole locations have been surveyed using a GPS Trimble 4600 LS or similar survey instrument which gives locations to within 0.05m accuracy. Down-hole orientation surveys, utilizing a Reflex survey tool, were taken approximately every 50m were ground conditions permitted.

470,400
470,800
471,200
471,600
472,000
2,078,600
2,078,200
2,077,800
2,077,400
West Zone
Las Calabazas
Southeast Zone

Mexico
Cerro Jumil
Morelos

Expanation
Core Drill Hole
RC Drill Hole

Cerro Jumil Project
Drill Hole Location Map

NAD27 Mexico, Zone14
September 2012

N
0
200
400
meters

Figure 11-3

Drill Hole Location Map

11.1

Teck Drilling, 1998

During July 1998, Teck completed four diamond drill holes totaling 822m. All holes began using HQ core size and reduced down to NQ prior to completing the hole. Drilling was completed by BDW International Drilling of Mexico S.A. de C.V. In general, core recoveries were adequate based on visual inspection although estimated recoveries per interval were not completed. Initially, drill-hole locations were determined from a sample grid and subsequently surveyed by a handheld Geographic Positioning System ("GPS"). Subsequently, all drill hole collars have been surveyed with a GPS TRIMBLE 4600 LS establishing locations within ±0.5cm accuracy. All holes are marked with a cement monument for easy identification that shows the hole number, inclination, and direction drilled. Down-hole surveys were taken using the hydrofluoric acid test tube etch method at 50m intervals to determine inclination deviation.

Holes BDE 98-1, -2, and -4 were designed to test IP chargeability anomalies. Holes BDE 98-1 and -2 remained in intrusive rock their entire length except for a 10.5m interval, from 46.5m to 57.0m, of limestone in BDE 98-1. In both holes it appears that their depth was inadequate to fully test the IP anomalies. The intrusive rocks are locally silicified and sericitized with 1 to 3% sulphides of pyrite, pyrrhotite and arsenopyrite. Weak mineralization appears to be associated with sulphides. Hole BDE 98-4 intersected oxidized jasperoids with inter-bedded re-crystallized limestone containing fine-grained green garnets from 211 m to 225m. The hole was terminated at a depth of 225m due to poor ground conditions. The rock sequence encountered from 211 m to the end of the hole is very similar to that observed in the overlying rocks of the West Zone and thus it appears the hole was abandoned just prior to entering the main mineralized skarn zone. Geochemical results tend to support this assumption.

Hole BDE 98-03 was designed to test the skarn at depth. The best mineralization is associated with quartz-hematite veining and jasperoid intersected from 93m to 100m. A mixed sequence was encountered from 100m to 144m containing intrusive rocks with local lenses of limestone. From 144m to 167m jasperoid, skarn, and limestone were encountered with geochemically anomalous gold and/or silver values. The remainder of the hole was in altered intrusive rock ending at 213m. The results imply that the skarn zone continues at depth in this area and follow-up drilling will be required to determine if significant gold mineralization exists.

Table 11-2 summarizes intervals of geochemical interest for gold and silver in Teck drill holes. Orientation of the holes relative to the mineralized intercepts may be variable and so it is not possible to relate the interval lengths to a true thickness. However, based on geological interpretations in cross sections, the interval length and true width are reasonably close in most instances.

Table 11-2

Teck Drill Hole Intervals of Interest

Hole No.	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)
BDE 98-1	55.5	57.0	1.5	<0.005	37.2
BDE 98-1	175.5	178.5	3.0	0.02	82.3
BDE 98-2	16.5	18.0	1.5	0.025	22.6
BDE 98-2	144.0	147.0	3.0	0.01	34.0
BDE 98-3	93.0	96.0	3.0	1.44	5.2
BDE 98-4	211.0	225.0	14.0	0.156	30.3

11.2

ESM Drilling as of June 2012

From February 2005 through June of 2012 ESM completed 22,822m of core and 41,987m of RC drilling in 121 and 241 holes, respectively (Table 11-1).Three distinct target areas where drilled including the West (WZ), Las Calabazas (LCZ), and the Southeast Zones (SEZ). All three zones have had a significant amount of drilling and the resource is well defined with the majority of it being categorized as measured and indicated.

Drill hole locations were initially located by hand held GPS units and were assumed to be within 5m of the recorded north and east coordinates. Collar elevations were estimated from 1:50,000 scale Carta Topográfica maps obtained from the Instituto Nacional de Estadística Geografía e Informática ("INEGI"). Subsequently, all drill hole collars have been surveyed with a GPS TRIMBLE 4600 LS establishing locations within ±0.5cm accuracy. The grid coordinate system used is UTM NAD 27, zone 14 (Mexico). All holes are marked with a cement monument engraved with the hole number, inclination, and direction drilled.

Orientation of the holes relative to the mineralized intercepts may be variable and so it is not possible to relate the interval lengths to a true thickness. However, based on geological interpretations the interval length and true width appear to be reasonably close in most instances.

11.2.1

ESM Phase 1 Drilling

Drill holes DHE-05-01 through -08 resulted in the initial discovery and partial definition of the West Zone. Drilling was completed by Layne Drilling de Mexico S.A. de C.V. utilizing a Hagby Onram 2000 long feed frame drill. All holes were drilled using NQ2 core size and down-hole surveys were taken at approximately 50m intervals using an ACCU-SHOT single shot camera. Survey data included drill-hole inclination and bearing.

11.2.2

ESM Phase 2 Drilling

Drill holes DHE-06-09 through-31 resulted in the initial discovery and partial definition of the Southeast Zone of mineralization (DHE-06-09 was drilled in the West Zone). Drilling was completed by Major Drilling de Mexico, S.A. de C.V. utilizing a UDR 200 diamond drill. All holes were drilled using HQ core size although two holes were reduced to NQ due to poor ground conditions. Down-hole surveys were completed for all holes, except for DHE-06-30, which was abandoned at 24m (replaced by DHE-06-30A), and DHE-06-24, which only has one survey at the bottom. Down-hole surveys were obtained at approximately 50m intervals using a Reflex EZShot instrument. Survey information recorded included hole inclination and bearing deviation as well as magnetic field data. Total deviation of the drill-hole inclination and bearing was generally less than 2 degrees.

11.2.3

ESM Phase 3 Drilling

Core drill holes DHE-06-32 through -66 and RC holes RCHE-07-01 through -78 and RCHE-08-79 through -101 representing 6,987m of core and 19,464m of RC drilling were completed for a total of 26,451 m during phase 3 exploration. Core drilling was completed by Intercore Perforacionestet, S.A. de C.V. and Sierra Drilling International, S.A. de C.V. Most holes were drilled using HQ core size however several were reduced to NQ due to poor ground conditions. RC drilling was completed by Diversified Drilling, S.A. de C.V. and Layne de Mexico, S.A. de C.V. RC hole diameters ranged from 4.5 to 5.0 inches. Down-hole surveys were completed for all holes unless ground conditions became unstable and the risk to losing the survey tool became high. Down hole surveys were obtained at approximately 50m intervals using a Reflex EZ-Shot instrument. Survey information recorded included hole inclination and bearing deviation.

11.2.4

ESM Phase 4 Drilling

All drilling during the phase 4 drill campaign were completed by RC methods including 74 holes, RCHE-09-102 through-116 and RCHE-10-117 through-174, totaling 9,469m. The RC drilling was completed by Major Drilling de Mexico, S.A. de C.V. utilizing a Prospector 750 drill with a compressor booster. The holes were drilled using a 5-inch diameter bit, drilled under dry conditions, and down-hole surveys were completed using a Reflex EZShot survey instrument. Survey information recorded included hole inclination, bearing deviation and magnetic variances.

11.2.5

ESM Phase 5 Drilling

Drilling completed during the phase 5 program consisted of both RC and core drilling methods. RC drilling included 51 holes, RCHE-11-175 through- 232 and RCHE-12-233 through -239, totaling 13,054m. The RC drill program was completed by B.D. Drilling Mexico, S.A. de C.V. utilizing a Max-Cat 24 drill rig equipped with an auxiliary booster and compressor. Drill hole diameter was approximately 5.5 inches and drill holes were completed predominantly under dry conditions.

Core drilling included holes DHE-12-67 through -235 of which 61 holes totaling 10,173m were used in the for resource estimation and some were geotechnical and metallurgical test holes. Major Drilling de Mexico, S.A. de C.V. completed all core drilling utilizing a Major 50 and UDR-200 drill. Core sizes varied from PQ for metallurgical test holes to HQ or NQ for geotechnical or exploration drill holes.

Down-hole surveys were completed for both the core and RC programs, using a Reflex survey instrument that recorded hole inclination, bearing deviation and magnetic variances.

12.0

SAMPLING METHOD AND APPROACH

The Cerro Jumil project has had sampling programs carried out by RCS, Teck, and ESM since project inception. Sampling has been mostly restricted to the central portion of the project area within and adjacent to the intrusive identified near Cerro Jumil. Most samples have been taken along or near the intrusive contact where the gold skarn zone is intermittently exposed at the surface. Numerous sample methods have been used including selective rock chip, channel, soil, core, and RC chip sampling.

12.1

Sampling Prior to ESM 2003 Acquisition

Both RCS and Teck collected numerous outcrop and float samples using both selective rock chip and channel samples in order to partially evaluate the rock geochemistry in the immediate Cerro Jumil region. Teck also initiated a limited core-drilling program that was designed to test several identified geophysical anomalies.

12.1.1

RCS Sampling Method and Approach

Samples taken by RCS in 1993 and 1994 were analyzed by Bondar-Clegg and in 2002 samples were analyzed by Chemex, using standard industry methods: fire assay for gold and acid digestion/ICP for silver, base metals and other elements. Both laboratories had sample preparation facilities in Mexico and sent pulps to their respective Vancouver, B.C., Canada laboratories for analysis. Samples consisted of select and random grab samples of outcrop and float (surface rock fragments randomly scattered or cemented in caliche). Most of the 118 samples collected were selectively taken from rocks containing potential for gold or silver mineralization based on visual alteration and therefore are not necessarily representative of the gold skarn zone.

12.1.2

Teck Sampling Method and Approach

Approximately 184 samples were taken by Teck including continuous outcrop chips and numerous random, selective, dump, and float samples. An additional 291 core samples were also analyzed. Continuous chip samples and drill core, usually 1 m to 2m long depending on geological contacts, are assumed to be unbiased and representative of the intervals sampled. Most of the remaining samples are selective in nature and therefore, although geologically important, are biased towards rocks with a perceived higher chance of having gold and silver mineralization. Drill core was sawn and half of the core sent to Chemex for analysis. Intervals sent for analysis were generally 1.5m or 3.0m long although several longer intervals were also analyzed. The remainder of the core is stored in the village of Tetlama. All Teck samples were prepared by Chemex in Mexico and analyzed at their laboratory in Vancouver, B.C., Canada, using standard industry methods similar to those above. The core was analyzed using procedures identical to those described above.

ESM used previously acquired data to assist with geological interpretations and considers the continuous channel and core analysis as being representative and unbiased.

12.2

ESM Sampling Method and Approach

ESM has collected over 27,600 samples since acquiring the Cerro Jumil project including 84 soil, over 700 selective outcrop, float, or channel, and 26,859 core and RC samples.

RGM provided most of the geological support and employees required to collect samples and complete the required geological work under the supervision of Bond.

In general, soil, outcrop and channel samples were collected while undertaking detailed geological mapping programs in order to identify specific targets that would merit exploration drilling. Subsequently, both core and RC drill programs were implemented to partially evaluate a few of the areas characterized by anomalous gold geochemistry.

All sampling has been conducted under the supervision of experienced geologists in accordance with standard industry practice. For outcrop, soil and other types of field samples the following information is recorded:

▪

Type of sample (rock, soil, dump, etc.);

▪

Collection method that includes channel, grab (representative or selective), chip (representative or selective), panel, etc.;

▪

Location, which includes X-Y-Z coordinates;

▪

Brief description (including lithology, alteration, or other pertinent information);

▪

Date sample collected; and

▪

Person responsible for collecting sample (geologist, supervisor, manager, etc.).

Sampling method and approach for each of the sample types is discussed in the following sections.

12.2.1

ESM Soil Sampling Method and Approach

A small area along the northwestern flank of Cerro Jumil contained scattered jasperoid float material with strong gold and silver geochemical values although no rock outcrops are present in the immediate area. In order to determine if the source of the mineralized float was from a subsurface skarn zone a soil sample grid covering an area 500m by 300m was designed to analyze soil geochemistry. Four lines spaced at 100m intervals, each 500m in length, were sampled on 25m centers along each line. The lines were laid out perpendicular (N55°W) to the local trend (N35-40°E) of identified gold skarn zones. Soil was extracted at approximately a 0.25m depth and sieved through a 20-mesh screen to obtain a 1 kg to 2kg sample that was sent for geochemical analysis. Figure 10-1 and Figure 10-2 show the gold and silver geochemical results, respectively. In both cases, values for the respective elements show a weak anomaly in the southeast portion of the grid. The significance of the apparent anomalies is not known at this time and either additional soil sampling or drilling may be required to determine if a gold skarn target exists.

12.2.2

ESM Selective Outcrop or Float Sampling Method and Approach

While geological mapping, small outcrops and areas containing scattered rock fragments were sampled in order to identify geochemical trends for gold and/or silver. These samples (62) were generally selective chip samples of jasperoids and skarn and may not be representative of the underlying mineralized skarn zone. Each sample site is considered as point data and therefore no width is assigned to the sample. Nevertheless, identifying mineralized gold/silver trends based on this type of sampling has proven to be worthwhile in establishing drill targets where continuous outcrops are not exposed due to being covered by alluvium, caliche, or other material. All sample locations were recorded using handheld GPS units with ±5m accuracy.

12.2.3

ESM Channel Sampling Method and Approach

The gold skarn zone is locally exposed at the surface due to either excavated trenches or naturally occurring outcrops. Gold skarn outcrops represented by jasperoids and/or weakly to moderately silicified skarn are generally more resistant than other types of mineralization. Approximately 285 continuous channel samples have been collected and are shown in Plates 10A and B. Representative chip samples, normally 1 m to 2m long, were collected perpendicular to the strike of the gold skarn strike. Sample widths are not corrected to true width but rather are based on geological breaks or taken on pre-established intervals. The samples are assumed to be unbiased and geochemical results are therefore representative of the rocks exposed. Visual observations of gold grades in channel samples relative to nearby core samples appear to have good correlation. Channel samples are located by hand-held GPS units with ±5m accuracy.

12.2.4

ESM Core Sampling Method and Approach

ESM has completed 22,822m of diamond drilling which was completed between February 2005 and June of 2012. A total of 121 holes were drilled (Figure 11-3) and sampled. Samples were initially based on geological contacts and sampled lengths ranged from less than 1 m up to 2m. It became apparent that the gold mineralization extended across some geological boundaries and therefore the sampling protocol was changed to an interval length of 1.5m that is coincident with the sample length for RC drilling. Sample protocol for drill core is as follows:

Figure 12-1

Core Photo of DHE-08-62 Drilled in Las Calabazas Area

▪

Each hole is photographed prior to being disturbed (Figure 11-1 and Figure 11-2);

▪

A detailed geological log is completed that includes graphic columns depicting rock types, alteration, and mineralization, followed by detailed descriptions for each geological interval;

▪

Percent recovery and RQD is calculated and recorded;

▪

Specific gravity is calculated and recorded for representative rock types at approximately 2m intervals;

▪

Sample intervals are selected and clearly marked in the core box;

▪

All intervals are cut in half using a masonry saw and one-half of the core is saved for future reference and the other half is sent for geochemical analysis; and

▪

All sampling is supervised by onsite geologists in order to insure sample integrity.

Specific gravity (SG) is estimated in accordance with standard industry procedures by using either of two methods including (1) volumetric or (2) water submersion. SG comparisons between these methods show good correlation for average SG values within different rock types. Over 3,600 SG specimens have been estimated and are included in the Cerro Jumil sample database. Core holes are evenly distributed throughout the West, Las Calabazas, and Southeast Zones and so SG statistics for each rock type is representative for their respective area of the deposit.

12.2.5

ESM RC Sampling Method and Approach

ESM completed 41,987m of RC drilling between January 2007 and June 2012. A total of 241 holes were drilled (Figure 11-3) and sampled.

Two different RC sample collection methods were employed depending on if the drilling was completed dry or wet. All holes were collared dry and adequate sample recovery was generally good to depths of around 60m during the phase 3 drill program. In general, for phase 3 drilling, water was injected into the hole in order to improve or maintain sample recovery due to more difficult drilling conditions as a result of varying mineralogical alteration products and rock fracturing that is commonly associated with the gold skarn zone. The utilization of a compressor booster for the phase 4 and 5 drill programs allowed for all holes to be drilled dry with very good recoveries. All RC holes were sampled continuously at 1.5m intervals. Each interval was split in half using an adjustable riffle splitter resulting in duplicate samples for each interval. One sample was sent to the primary laboratory for analysis and the other was transferred to a secure storage building. After each run the riffle splitter and trays were cleaned with water and air to prevent any contamination of samples. Chips are taken from the storage duplicate and placed in a chip tray for drill hole logging purposes. Sample protocol for RC drill holes is as follows:

▪

Representative chips collected for each 1.5m interval placed in trays and photographed after each hole is completed;

▪

A detailed geological log is completed that includes graphic columns depicting rock types, alteration, and mineralization, followed by detailed descriptions for each geological interval;

▪

Sample intervals are based on 1.5m intervals;

▪

All intervals are split in half resulting in two samples of which one is put into storage and the other is sent for geochemical analysis; and

▪

All sampling is supervised by onsite geologists in order to insure sample integrity.

12.2.6

RC and Core Twin Hole Comparison

Two core holes were twinned by RC holes in order to see if grade and zone widths could be replicated between the two different drill methods. Both RC holes were collared within 2m of their respective core hole twin and drilled at the same azimuth and inclination to the original core hole. Down-hole surveys show that the twin holes deviated from their original orientation and the separation between core and RC twins increased with depth. Most of the hole deviations were due to changes in the direction of the hole orientation of approximately 3° that occurred within the first 40m or so. Hole inclinations deviated slightly although not as dramatic as noted in the change of direction (azimuth). Deviation differences between the twin holes is considered to be normal for down-hole surveys related to the Cerro Jumil deposit and their respective drill methods. Comparison of Au values between core and RC twin holes are shown in the Figure 12-2 graphs. Sampled intervals for both core and RC are on different intervals for their respective holes. Core interval sample length was based on lithology and alteration for earlier sampled core holes (DHE-06-18 core twin) resulting in variable sample lengths ranging from 0.5m up to 2m, and in some of the more recent holes sampling was done on 1 m intervals regardless of lithology or alteration (DHE-06-22 core twin). All RC sample intervals are 1.5m long regardless of lithology or alteration changes. Therefore, sample intervals for the core holes are more selective than the standard 1.5m RC intervals and so more variability is noted between adjacent core samples than in the approximated equivalent RC sample where grades tend to be smoothed over a longer interval length. After giving consideration to hole deviation, slightly different sample methods and interval lengths, the twin hole graphs show very good correlation for mineralized lengths and average sample grades.

Figure 12-2

Twin Hole Comparison between Core and RC Drill Methods

Select intervals and average Au values for each of the twinned pairs including a low-grade zone at top of the holes, 0.1ppm Au bracketed interval, and higher-grade zone within 0.1 limits is given in Table 12-1. For the twin pair DHE-06-18 and RCHE-07-02 the average grade in the selected intervals gives a very good correlation between the core and RC drill sample methods. Twin pair DHE-06-22 and RCHE-07-01 show reasonable comparisons for Au values within the selected intervals although a slight disparity between the two methods can be noted. Hole deviation and deposit grade variability may account for the average Au differences for the select intervals in this twin pair. Sample interval grade correlation between the core and RC twins is considered to be reasonable and no clear bias between the two drilling methods is evident.

Table 12-1

Twin Hole Select Interval Comparison for Au Values

12.2.7

RC Fines Overflow Analysis

Consideration was given to the possibility for the loss of gold and silver values in fine material that may have washed away or been lost due to water overflow in sample collection containers. Water was often injected into the hole during the RC drilling process in order to improve sample recovery that could become problematic in areas where there are voids, fractures or clay that is locally common in the zone of skarn development. In order to evaluate the possible loss of gold or silver values, the fine sediment from the overflow in the sample collection containers was collected for 14 sample intervals and analyzed for gold and silver. The RC fines analytical results for both Au and Ag content was compared to the original sample and results are shown in Figure 12-3.

Gold Original Sample Vs. Fines Overflow
Gold PPM
3.500
3.000
2.500
2.000
1.500
1.000
0.500
0.000
456196
456202
456203
456210
456211
456241
456242
456244
456250
456251
456252
456708
456709
456253
Sample Number
Original
Fines

Gold Original Sample Vs. Fines Overflow
Gold PPM
0.30
0.25
0.20
0.15
0.10
0.05
0.00
456196
456202
456203
456210
456211
456241
456242
456244
456250
456251
456252
456708
456709
456253
Sample Number
Original
Fines

Gold Original Sample Vs. Fines Overflow
Gold PPM
0.30
0.25
0.20
0.15
0.10
0.05
0.00
456196
456202
456203
456210
456211
456241
456242
456244
456250
456251
456252
456708
456709
456253
Sample Number
Original
Fines

Same graph as above but with the “Gold PPM” scale changed to maximum value of 0.30 in order to easier view <0.3 sample comparisons

Figure 12-3

Gold and Silver Comparison for Original vs. Fines Overflow Samples

The comparison shows that loss of gold under wet RC drilling conditions is not problematic at Cerro Jumil as seen in the close correlation between original gold values and the fine overflow material. Additional studies involving gold distribution in various size fractions of sampled material in Section 13.2.7, supports the RC fine overflow study results and so it is concluded that if any sample material is lost due to fine particles being washed away it would not have a significant biasing effect on analytical results.

Silver results relative to wet RC drilling conditions do indicate a possible slight loss in values as seen in the comparison of original and fine overflow samples. However, the fine overflow silver results are from a very low-grade silver population and it is difficult to conclude a significant loss in silver values is consistent under wet RC drilling conditions. Additional original to fine (overflow) studies under wet RC drilling conditions will be needed to determine if silver grades are undervalued.

12.3

Sample Database

All information collected from the various sample sources are entered into a “master” database. In general, there are six separate categories of information recorded, depending on the data source, including the following:

▪

Location Data – includes the collar location for drill holes, starting point for channel samples, and point locations for soil/float and other types of samples, coordinate system used, and other pertinent information;

▪

Sample Data – includes sample numbers, hole or channel identification name, intervals (from-to where applicable), quality control (QC) information (standards, blanks, duplicates), rock type, sample date, and geochemical results as well as other pertinent information;

▪

Drill Hole Geology Summary – includes drill hole number, from-to intervals, rock type, and geological description;

▪

Core Recovery and RQD Data – includes hole number, from-to interval, percent recovery, RQD percent (based on the sum of all lengths greater than two times the core diameter for an given interval) and a description of any pertinent observations affecting recovery or RQD;

▪

Down-hole Survey – includes, drill hole number, depth survey was taken, true azimuth read from the survey tool used, magnetic azimuth (corrected true azimuth for local magnetic declination), and hole inclination; and

▪

Specific Gravity (SG) measurements – taken in all core holes with SG estimates made for representative rock types approximately every 2m.

13.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1

Pre-ESM, Prior to 2003 Acquisition

There is no information available regarding security of the samples handled by Teck and RCS. However, based on similar geochemical results from re-sampling of numerous trenches and outcrops by ESM that were previously sampled by Teck and RCS, there is no reason to believe that the assays are not representative of the mineralization found on the property. Both companies have a reputation for quality work and producing reliable results.

13.2

ESM Sample Preparation, Analyses and Security

All sample preparation for geochemical analyses was done by ALS Chemex, a global mining and exploration analytical services company. ALS Chemex maintains a stringent Quality Assurance and Quality Control (QA/QC) program that reports internal analysis of blanks, duplicates, secondary and standard reference material data to ensure the accuracy of their results.

Samples collected by ESM are taken under the direct supervision of experienced geologists and transported to a secured storage facility until shipped to the analytical laboratory. Up until January 2006 samples were delivered by ESM personnel to Cuernavaca and shipped via freight (bus) directly to ALS Chemex’s preparation facility in Guadalajara where ALS Chemex assumed custody of the samples. During January 2006 the procedure was changed and arrangements were made for ALS Chemex or RGM to take custody of the samples at the ESM secure storage facility and transport them directly to the ALS Chemex Guadalajara preparation laboratory.

Samples collected by ESM including channel, trench, float, soil and other types of outcrop samples are secured in polyethylene bags with zip ties and shipped directly to ALS Chemex. Samples taken from diamond drill core follow a similar procedure except that the core is sawn in half and one half is put in a secure storage facility while the other half is shipped to ALS Chemex for analysis. Sample bags are clearly marked with the sample number on the outside of the bag and on a waterproof tag inside the bag. Assay pulps and sample reject material are temporarily stored by ALS Chemex at their preparation facilities in Guadalajara until returned to the secure storage facility at the project site.

13.2.1

Sample Preparation, Assaying and Analytical Procedures

ALS Chemex is the designated laboratory for all geochemical analysis and all samples prepared and assayed by ALS Chemex using the following procedures:

▪

Samples received at ALS Chemex Guadalajara sample preparation facility;

▪

Samples are logged into a tracking system and a bar code label is attached;

▪

Fine crushing of samples to better than 70% of the sample passing 2mm;

▪

Splitting of sample using a riffle splitter;

▪

Pulverizing the split to better than 85% of the sample passing 75 microns creating two sample pulps; and

▪

One sample pulp shipped to ALS Chemex North Vancouver analytical laboratory for analysis and the second pulp put in storage for future reference.

All samples were analyzed for 34 or 35 elements using conventional induced coupled plasma (“ICP”) and atomic emission spectrometry (“AES”) analysis. In addition to the standard 34/35-element suite, gold was assayed by fire assay with an atomic absorption spectrometry (“AAS”) finish. Over limit values for silver, copper, lead and zinc were analyzed by ICP-AAS and for gold by fire assay with a gravimetric finish. Internal quality control measures incorporated by ALS Chemex include the insertion of standards, duplicates and blanks (about 10% of the total samples) in each analytical run. The QC data is analyzed to make sure the reference materials and duplicate analyses are within precision and accuracy requirements.

Several secondary laboratories were used as a check for analytical results produced by ALS Chemex including the following:

▪

SGS de Mexico S.A. de C.V.;

▪

BSI Inspectorate de Mexico, S.A. de C.V.;

▪

Acme Analytical Laboratories; and

▪

International Plasma Labs Ltd.

13.2.2

Laboratory Certification

ALS Chemex laboratories in North America are registered to ISO 9001:2000 for the “provision of assay and geochemical analytical services” by QMI Quality Registrars.

In addition to ISO 9001:2000 registration, ALS Chemex’s North Vancouver laboratory has received ISO 17025 accreditation from the Standards Council of Canada under CAN-P-1579 “Guidelines for Accreditation of Mineral Analysis Testing Laboratories.” CAN-P-1579 is the Amplification and Interpretation of CAN-P-4D “General Requirements for the Accreditation of Calibration and Testing Laboratories” (Standards Council of Canada ISO/IEC 17025). The scope of the accreditation includes the following methods that are used for ESM sample analysis:

▪

Au and Ag by Fire Assay/Gravimetric Finish;

▪

Au by Fire Assay/AAS Finish;

▪

Au, Pt, Pd by Fire Assay/ICP Finish;

▪

Ag, Cu, Pb, Zn by Aqua Regia Digestion/AAS Finish; and

▪

Multi-element package by Aqua Regia Digestion/ICP Finish.

13.2.3

ESM Quality Control Measures

During the analytical process ESM implemented protocols to insure results were within acceptable accuracy limits. To check the accuracy of geochemical results ESM inserted a series of standards, blanks and duplicates that totaled approximately 10% of the samples submitted. In addition, ESM has had original pulps checked by secondary laboratories, implemented analytical studies to check gold distribution for various size fractions of sampled material, RC fines overflow analysis, and compared sample variability by analyzing a second pulp from the original rejects or sampled material (A/B splits). A summary of the QC types are as follows:

▪

Certified Reference Material – Standards;

▪

Pulp checks – by both primary (ALS Chemex) and secondary laboratories;

▪

Blanks – derived from either barren limestone outcrops or purchased silica sand;

▪

Duplicate analysis including the following:

▪

Field duplicates taken from both RC (sampled interval split in 1/2) and Core intervals (sampled interval quartered);

▪

Duplicates derived from original rejects and analyzing a second pulp;

▪

Size fraction analysis – checking sample variability in both core rejects and RC samples; and

▪

RC fines overflow analysis – produced from the injection of water to improve recoveries.

Routine QC samples submitted to the primary laboratory with each sample shipment during the course of the drill programs included certified standards, duplicates, and blanks. Secondary laboratories were primarily responsible to check original pulps and duplicates. A summary of pulp, blank, duplicate and standards submitted to both primary and secondary laboratories is shown in Table 13-1.

Table 13-1

Summary of QC Samples Checked by Primary and Secondary Laboratories

Sample Type Checks	No. Samples
Au Original Pulps	889
Ag Original Pulps	65
Au Duplicates (A/B split)	1,707
Ag Duplicates (A/B split)	1,599
Blanks	1,274
Standards	6391,213

13.2.4

Standard Reference Materials

Certified reference material (CRM) or standards were submitted with each sample shipment during the course of the drill programs. A total of 15 different standards were used and are summarized in Table 13-2. The NBG and NP2 standards, prepared by Hazen Research Inc., were used during the phase 1 and 2 drill programs and Rocklabs standards in phase 3, Rocklabs and Ore Research &Exploration PTY LTD (OREAS) in phase 4, and Rocklabs for phase 5 drilling. Standard pulps, consisting of 70-80 grams of material, were randomly inserted into each sample batch prior to shipment to the laboratory.

Table 13-2

Standards Used for the Cerro Jumil Project

Standard	Au ppm Average	Std. Dev.	95% Con. Int.	Source	Material
NBG	0.79	0.12	nd	Hazen	Rhyolite with veinlets
NP2	1.73	0.11	nd	Hazen	Jasperoid with pyrite
OxC44	0.197	0.013	0.005	Rocklabs Ltd	Feldspars with fine Au
OxD43	0.401	0.021	0.008	Rocklabs Ltd	Feldspars with fine Au
OxG38	1.031	0.036	0.015	Rocklabs Ltd	Feldspars with fine Au
OxH52	1.291	0.025	0.011	Rocklabs Ltd	Feldspars with fine Au
OxL25	5.852	0.105	0.048	Rocklabs Ltd	Feldspars with fine Au
OxD73	0.416	0.013	0.005	Rocklabs Ltd	Feldspars with fine Au
OxG70	1.007	0.035	0.013	Rocklabs Ltd	Feldspars with fine Au
61 d	4.76	0.070	nd	OREAS	Barren met-andesite and gold bearing meta-andesite
OxN77	7.732	0.17	0.058	Rocklabs Ltd	Feldspars with fine Au
OxG83	1.002	0.027	0.009	Rocklabs Ltd	Feldspars with fine Au
OxD73	0.416	0.013	0.005	Rocklabs Ltd	Feldspars with fine Au
OxN49	7.635	0.189	0.080	Rocklabs Ltd	Feldspars with fine Au
SE44	0.606	0.017	0.006	Rocklabs Ltd	Feldspars with fine Au
SI54	1.78	0.034	0.011	Rocklabs Ltd	Feldspars with fine Au
OxF85	0.805	0.025	0.008	Rocklabs Ltd	Feldspars with fine Au
OxD87	0.417	0.013	0.004	Rocklabs Ltd	Feldspars with fine Au

Nd = no data

Results for Au and Ag in the NBG and NP2 standards are shown in Figure 13-1. In standards NBG and NP2 each had one analytical failure for gold. Standard analytical failures are considered to occur when the results are above or below two standard deviations from the mean. When standard failures were identified the sample batch or portion thereof was re-analyzed to ensure sample results reported were within acceptable accuracy limits. Re-analysis of samples above and below the failed NBG and NP2 standards show good replication and therefore the associated data appears to be within acceptable accuracy limits. Not enough material remained from the failed standards for re-analysis and so it was not possible to confirm their stated value. Other standards, blanks and duplicates within the sample batch returned expected values. The resulting quality control measures therefore validated the sample results.

The NP2 standard returned gold values consistently higher than the established mean but all below the +2 standard deviation threshold that may indicate a slight bias in values returned by ALS Chemex. Therefore, two secondary laboratories, International Plasma Lab Ltd. ("IPL") and ACME Analytical Laboratories Ltd. ("ACME"), were used to analyze an additional 21 NP2 standards in order to verify possible bias in this standard. Table 13-3 shows the comparison of results between the different laboratories. ALS Chemex and ACME had similar analysis with both returning approximately 5.7-6.3% higher gold values than established by the Hazen mean. IPL results indicate a slight bias below the Hazen mean by approximately 7.4%. In all cases the gold analysis fell within two standard deviations of the mean established by the original Hazen NP2 standard (+2SD=1.95g/t Au, -2SD=1.51 g/t Au).

Table 13-3

NP2 Standard Secondary Lab Checks

Laboratory	NP2 Mean	% Difference vs. Hazen
Hazen	1.730	----
ALS Chemex	1.834	5.67
ACME	1.846	6.29
IPL	1.601	(7.43)

NBG Standard - Gold
Au ppm
1.20
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
199729
199908
683005
683093
683241
683440
683600
683699
683834
673502
674140
674200
674288
674315
602188
602269
602349
602421
674426
673712
673845
602076
673914
Sample Number
FinalAu_ppm
NBG Mean
NBG Mean+2SD
NBG Mean-2SD

NP2 Standard - Gold
Au ppm
2.08
2.04
2.00
1.96
1.92
1.88
1.84
1.80
1.76
1.72
1.68
1.64
1.60
1.56
1.52
1.48
Sample Number
FinalAu_ppm
NP2 Mean
NP2 Mean+2SD
NP2 Mean-2SD

NBG Standard - Silver
Ag ppm
25
23
21
19
17
15
13
11
9
7
5
199729
199908
683005
683093
683241
683440
683600
683699
683834
673502
674140
674200
674288
674315
602188
602269
602349
602421
674426
673712
673845
602076
673914
Sample Number
FinalAg_ppm
NBG Mean
NBG Mean+2SD
NBG Mean-2SD

NP2 Standard - Silver
Ag ppm
30
28
26
24
22
20
18
16
14
12
10
Sample Number
FinalAg_ppm
NP2 Mean
NP2 Mean+2SD
NP2 Mean-2SD

Figure 13-1

Gold and Silver Results for Hazen Research NP2 and NBG Standards

Silver results for standard NBG returned very consistent values that fell between the standard mean and minus two standard deviations that may imply the analytical method used for silver analysis (ICP with aqua regia digestion) may undervalue silver results. This possible low bias reported for silver results as indicated by the NBG considered to be insignificant. Results for Ag in the NP2 standard show several failures above two standard deviations although 90% of the NP2 standards returned acceptable values that clustered above and below the mean grade. Other QC samples including standards, blanks and duplicates indicated no bias or problems within the sample batches containing the NP2 Ag standard failures. Pulp checks returned expected values and therefore reported Ag results for samples within the sample batches, with the Ag standard failures, do not appear to indicate any analytical problems and the Ag values reported are considered reliable.

Other standards used for the Cerro Jumil project were prepared by Rocklabs Limited, located in Auckland, New Zealand, and include the standards OxL25, OxC44, OxH52, OxG38, OxD43, OxG70, OxD73, OxN77, OxG83, OxD87, OxD73, OxN49, SE44, SI54 and OxF85. During the phase 4 drill campaign an additional standard, OREAS 61d, prepared by Ore Research & Exploration PTY LTD was also used. As noted in Table 13-4, the standard deviation for these reference materials is very low and so the possibility for any analytical variability above or below two standard deviations from the mean is much more problematic than the standards prepared by Hazen where the established standard deviation is significantly greater. Graphs for the Rocklabs standards (Figure 13-2 through Figure 13-18) display lines representing both two and three standard deviations above and below the mean for reference and standard failures were considered for values above or below three standard deviations or if two consecutive standards fell outside of two standard deviations from the mean.

Figure 13-2

Rocklabs Standard OxC44

All analysis for standard OxC44 fell within two standard deviations of the standard mean and expected results were clustered around the mean. No analytical problems were associated with this standard.

Gold - OxD43 Standard
Au ppm
0.5
0.45
0.4
0.35
0.3
731653
111194
115160
319725
731933
320699
321778
453099
454248
455892
456239
456499
456587
487389
412675
407833
406654
Sample Number
OxD43 Mean+2SD
OxD43 Mean-2SD
FinalAu_ppm
OxD43 Mean
OxD43 Mean+3SD
OxD43 Mean-3SD

Figure 13-3

Rocklabs Standard OxD43

One failure occurred in the standard OxD43 (sample No. 406058) where results returned values of 4.76 and 4.14g/t Au, respectively, in the original and re-analysis of the submitted standard. Check analysis for surrounding samples, all of which are near or below detection limits, shows good replication implying that the sample results for the standard is erroneous.

Figure 13-4

Rocklabs Standard OxG38

Results for Standard OxG38 indicate relatively good replication with the exception of samples 110697 and the consecutive samples 734306 and 734406. Re-analysis indicated similar values and check analysis for the surrounding samples within the respective sample batch returned expected results. Other QC samples within each sample batch did not indicate any bias and so the reported results are within acceptable accuracy limits. Overall, the majority of results for standard OxG38 tend to be biased low as seen in the graph where the majority of results tend to fall below the sample mean. Other standards and QC checks do not indicate that the reported results for other samples are biased low and so the results are believed to be within acceptable accuracy limits.

Figure 13-5

Rocklabs Standard OxH52

Only one failure for standard OxH52 occurred (sample 320605) where the original value reported was 1.06g/t Au and check analysis returned 1.205g/t Au. Surrounding samples within the sample batch are generally below 0.02g/t Au and check analysis confirmed their values. Other QC data indicates no bias within the sample batch and so the reported values are considered to be accurate as initially reported.

Figure 13-6

Rocklabs Standard OxL25

The Rocklabs standard OxL25 indicates more variability both above and below the mean than was noted in the other Rocklabs standards. Investigation for the cause for this was inconclusive although one possibility was given by ALS Chemex stating that “the majority of standard failures are related to fluxing issues” and this could be problematic with the OxL25 standard. The majority of analysis falls within two standard deviations and the remaining failures were investigated extensively. In the majority of cases, re-analysis of samples surrounding the failed standards replicated the original results and other QC data indicated that reported values are within acceptable accuracy limits.

Figure 13-7

Rocklabs Standard OxG70

Results for Standard OxG70 indicate relatively good reproducibility although the majority of results tends to be biased low as seen in the graph where most analysis tend to fall below the sample mean. Other standards and QC checks within the same sample batches do not indicate that the reported results for other samples are biased low and so the results are believed to be within acceptable accuracy limits.

Figure 13-8

Rocklabs Standard OxG73

Results for Standard OxD73 indicate relatively good reproducibility with all results falling within plus or minus two standard deviations of the sample mean. There were no sample failures for this standard and the majority of the analyses are clustered near the sample mean.

Figure 13-9

OREAS Standard 61d - Gold

Only one failure for Au analysis in standard OREAS 61d occurred (sample 877892) where the original value reported was 3.78g/t Au well below the expected value. Insufficient sample material remained to check the results of the standard although surrounding samples within the sample batch were checked and the results confirmed the original reported values. Other QC data indicates no bias within the sample batch and so the reported values are considered to be accurate as initially reported.

Figure 13-10

OREAS Standard 61d – Silver

Silver results for Standard OREAS 61 d indicate relatively good reproducibility with the majority of results falling within plus or minus two standard deviations of the sample mean. Overall the Ag analysis tends to be slightly biased above the expected mean value. There were no Ag sample failures for this standard and results are considered to be within acceptable analytical limits.

Figure 13-11

Rocklabs OxN77 Standard

No significant failures occurred for the OxN77 gold standard (Figure 12-11). Only one sample, 41633, indicates a slightly lower than expected Au analysis although other quality control samples in the same sample batch had good correlation to their respective means.

Figure 13-12

Rocklabs OxG83 Standard

All Au analysis for the OxG83 standard returned results within the acceptable standard deviation limits and no quality control problems were noted in the respective sample batches.

Figure 13-13

Rocklabs OxD87 Standard

All Au analysis for the OxD87 standard returned results within the acceptable standard deviation limits and no quality control problems were noted in the respective sample batches.

Figure 13-14

Rocklabs OxD73 Standard

All Au analysis for the OxD73 standard returned results within the acceptable standard deviation limits and no quality control problems were noted in the respective sample batches.

Figure 13-15

Rocklabs OxN49 Standard

Standard OxN49 had one sample, 584650, that fell slightly below acceptable limits for the Au analysis. All other quality control samples within the same sample batch indicated no analytical problems. Overall, the OxN49 standard tends to be consistently below the established mean but generally above the minus two standard deviation limits. No significant problems were noted with samples associated with the OxN49 standard.

Figure 13-16

Rocklabs SE44 Standard

Two samples, 809520 and 10797, returned results below acceptable error limits established for the SE44 Au standard. In both cases the other QC standards, blanks and duplicates returned results with good correlation to their respective values. Also, for both standard failures, the sample intervals above and below indicate the standards were inserted in non-mineralized zones and no other analytical errors were observed within the respective sample batches. All remaining analysis for the SE44 standard indicates very good correlation to the expected mean.

Figure 13-17

Rocklabs SI54 Standard

The SI54 standard had two failures, 591052 and 10544, both of which occurred in non-mineralized zones. Other QC data within the same sample batches returned results within the acceptable error limits. The two failures noted are not deemed to be of significance. One other sample, 10049, reported results slightly below the acceptable 3 standard deviation limit although all other QC results within the sample batch indicated no sample bias or error. No other failures were associated with the SI54 standard.

Figure 13-18

Rocklabs OxF85 Standard

All analysis for the OxF85 standard indicates acceptable reproducibility and no analytical problems associated with this standard were detected.

Over 300 pulps were re-analyzed by ALS Chemex as a result of monitoring reported results for CRM’s and identifying potential analytical problems during the exploration program. If checked pulps indicated a bias or incorrect results from what was originally reported then ALS Chemex issued a “corrected certificate” for the analytical results reported and the Cerro Jumil database was updated with values reported in the corrected certificate.

13.2.5

Blank Samples

Blank samples are inserted into the sample stream on average one for every 30 samples submitted. Initially ESM inserted blanks every 20 samples on regular intervals but has since adopted the procedure of inserting them on irregular intervals. The blank samples were initially composed of un-mineralized limestone taken from an outcrop near the property and used for phase 1 and 2 drill programs. During phase 3 – 5 drill programs silica sand was purchased and used as the blank material submitted with each sample shipment. While these are not an “official” or “certified” blank samples there have been an adequate number of samples analyzed establishing the grade that indicates the material used is barren. Based on the assumption that the samples are truly “blank,” there appears to be a very small and insignificant amount of contamination resulting from sample preparation and analytical procedures as shown in Figure 13-19. Acceptable values for blank samples are considered to be analysis returning less than five times the lower detection limit (LDL). The LDL for Au and Ag are 0.005 and 0.2ppm, respectively, and therefore values equal to or less than 0.025ppm for Au and 1.0ppm for Ag are considered to be within acceptable analytical limits. Of the 1,274 blanks submitted 97% returned values of less than 0.025ppm for Au and 98% less than 1.0ppm for Ag.

Gold Results in Blanks
0.04
0.03
0.02
0.01
0
Gold ppm
0
10
20
30
40
50
60
70
80
90
100
Percentile of Population

Silver Results in Blanks
4
3
2
1
0
Silver ppm
0
10
20
30
40
50
60
70
80
90
100
Percentile of Population

Figure 13-19

Gold and Silver Results in QC Blank Samples

13.2.6

Original Pulp and Duplicate Sample Analysis

Numerous QC checks have been completed during the five drill program phases including pulp and duplicate analysis for Au and Ag by both primary and secondary laboratories.

Several different types of duplicate analysis have been completed that include the following:

▪

Producing a second independent pulp from the reject of the original sample, also referred to as A/B splits by both primary and secondary laboratories (Au and Ag analysis)

▪

For select intervals, producing two independent samples (also referred to as field duplicates or A/B splits) using half of the core and creating two samples from the same interval by splitting it in half again (1/4 core samples) or in the case of RC samples taking the original sample and splitting it in half (Au and Ag analysis)

▪

Pulp check analysis, of original pulps, for select Au samples by secondary laboratories

A summary for the various pulp and duplicate analysis is shown in Table 13-4 and a discussion for each check analysis type is given in the following paragraphs.

Table 13-4

Pulp and Duplicate Summary

Check Analysis Type	Number of Samples	Avg Gd Original (ppm)	Avg Gd Duplicate (ppm)	Correl
Ag ALS Drill Field Duplicates — Ph3&4	892	3.869	3.977	0.933
Au ALS Drill Field Duplicates — Ph3&4	892	0.285	0.285	0.964
Au ALS Drill Field Duplicates — Ph5	355	0.256	0.257	0.965
Au ALS Reject Dup A/B split — Ph1 &2	26	1.710	1.661	0.967
Ag ALS Reject Dup A/B split — Ph1 &2	26	4.254	4.808	0.983
Au ALS vs. SGS Dup A/B Split	108	1.889	1.645	0.986
Au ALS vs. Insp. Pulp Check	84	1.061	1.102	0.996
Au ALS vs. SGS Pulp Check	138	2.744	2.661	0.998
Au ALS vs. SGS Ph5 Pulp Check	139	1.171	1.120	0.995
Au ALS vs. ACME Pulp Check	181	1.221	1.172	0.988

ALS = ALS Chemex Laboratories

Insp. = BSI Inspectorate de Mexico, S.A. de C.V.

SGS = SGS Laboratories

ACME = Analytical Laboratories LTD.

QC Check = Samples with related QC errors identified

Ph1 &2 = Phase 1 and Phase 2 drill programs

Ph3&4 = Phase 3 and Phase 4 drill programs

Ph5 = Phase 5 drill program

Correl = Correlation Coefficient

Field duplicates were collected for 1,247 randomly selected intervals during the phase 3, 4 and 5 drill campaigns including both core and RC sampled intervals. All samples were submitted to the primary laboratory, ALS Chemex, as part of the routine sample shipments. Half of all sampled intervals are archived for future reference, metallurgical testing or check analysis. Therefore, the field duplicates represent the originally sampled interval split in half, resulting in 1/4 of the original core and RC intervals being sent to the laboratory for analysis (i.e., 1/4 of the interval is considered a duplicate and the other 1/4 the original sample).

Results for Ag and Au field duplicates, phases 3, 4, and 5 drill programs, are shown on absolute value of the relative difference (AVRD) charts shown in Figure 13-20 where AVRD is defined as the absolute value of the original sample minus pair mean (PM), where AVRD(%) is the original and duplicate sample averaged, divided by the PM.

Figure 13-20

AVRD Charts for Gold and Silver Field Duplicates, Phase 3 Drill Program

ESM considers field duplicates to have a good correlation if at least 90% of the population has relative differences of less than 30%. At the 90th percentile for Au and Ag relative differences are less than 30 and 22%, respectively.

For the phase 1 and 2 drill programs, the duplicate sample was made by taking the original reject and producing a second pulp (A/B split) to be analyzed as the field duplicate. AVRD charts were developed using the same methodology as in the above phase 3, 4 and 5 field duplicate charts and results are shown in Figure 13-21.

AVRD Chart for Phase 1&2 Gold Field Duplicates
ABS[Orig-PM]/Pair Mean
35%
30%
25%
20%
15%
10%
5%
0%
0
20
40
60
80
100
Percentile of Population

AVRD Chart for Phase 1&2 Silver Field Duplicates
ABS[Original-PM]/PM
70%
60%
50%
40%
30%
20%
10%
0%
0
10
20
30
40
50
60
70
80
90
100
Percentile of Population

Figure 13-21

AVRD Charts for Gold and Silver Field Duplicates, Phase 1 and 2 Drill Programs

Field duplicates for phase 1 and 2 drill programs give similar results to values noted in the phase 3 drill program where relative percent difference (RPD) for field duplicates is less than 30% for samples below the 90th percentile of the population.

Field duplicate checks in the phase 1 through 5 drill programs all show good reproducibility for both Au and Ag and fall within acceptable accuracy limits for this type of duplicate sample analysis.

In addition to the above field duplicate analysis a total of 108 field duplicate samples consisting of original rejects were sent to a secondary laboratory, SGS Mexico, and their results are shown in an AVRD chart in Figure 13-22.

Figure 13-22

AVRD Chart for Field Duplicates between ALS Chemex and SGS Mexico

Overall the results for the field duplicate comparison between ALS Chemex and SGS Mexico indicate good correlation with over 90% of the samples having an RPD of less than 30%.

Three separate studies were completed using secondary laboratories to check analytical results reported by the designated primary laboratory ALS Chemex. Secondary laboratories used for original pulp checks included Inspectorate Laboratories, SGS Mexico, and ACME Analytical Laboratories LTD. A total of 84 original sample pulps were sent to Inspectorate, 277 to SGS, and 181 to ACME. Results for the secondary laboratory pulp checks are shown in AVRD charts in Figure 13-23.

All three secondary lab pulp check analyses indicate good replication of the original ALS Chemex Au assay. The correlation coefficient between original and secondary pulp checks ranges from 0.988 to 0.998 indicating very good assay replication. Approximately 90% of the pulps have a RPD of less than 15% between the primary and secondary analyses. Results of the secondary laboratory pulp check analysis is considered to be within acceptable accuracy limits and substantiates ALS Chemex’s originally reported values.

Figure 13-23

AVRD Chart for Secondary Lab Pulp Checks

13.2.7

Size Fraction Analysis

An analysis was also undertaken to determine if gold has a preferential size fraction distribution. Alteration, mineralization, faulting and other geologic factors typically influence the amount of recovered material for any given interval and a size fraction analysis helps to establish if a bias, based on the size of material recovered, in gold values reported is problematic. Two separate studies were completed for gold distribution based on various size fractions including 11 samples from core rejects and 11 from RC sample intervals.

Drill core intervals and their reject material were screened into five size fractions and analyzed by ALS Chemex. Results for each size fraction are summarized in Figure 13-24.

An additional 11 mineralized intervals selected from RC samples were sent to SGS for gold distribution analysis. These samples were screened into seven size fractions and the results for each size fraction are summarized in Figure 13-25.

Results for both core and RC size fraction analysis indicate a homogeneous gold distribution and therefore no bias in analytical results based on sample recovery is perceived as a problem.

SAMPLE 199797
Percent
60
40
20
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au

SAMPLE 199806
Percent
60
40
20
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au

SAMPLE 683043
Percent
40
30
20
10
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au

SAMPLE 683194
Percent
40
30
20
10
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au

SAMPLE 683044
Percent
40
30
20
10
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au

SAMPLE 683135
Percent
40
30
20
10
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au

SAMPLE 683200
Percent
60
40
20
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au

SAMPLE 683562
Percent
60
40
20
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au
% Weight
% Au

SAMPLE 683838
Percent
40
30
20
10
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au

SAMPLE 683565
Percent
40
30
20
10
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au

SAMPLE 683717
Percent
60
40
20
0
>-10
-10
-35
-60
-120
Size Fraction
% Weight
% Au

Figure 13-24

ALS Size Fraction Analysis for Gold distribution in Core Samples

SAMPLE 732020
Percent
30
20
10
0
⅜"
4m
10m
50m
100m
200m
-200m
Size Fraction
% Weight
% Au

SAMPLE 732084
Percent
40
30
20
10
0
⅜"
4m
10m
50m
100m
200m
-200m
Size Fraction
% Weight
% Au

SAMPLE 732094
Percent
30
20
10
0
⅜"
4m
10m
50m
100m
200m
-200m
Size Fraction
% Weight
% Au

SAMPLE 732098
Percent
40
30
20
10
0
⅜"
4m
10m
50m
100m
200m
-200m
Size Fraction
% Weight
% Au

SAMPLE 732251
Percent
40
30
20
10
0
⅜"
4m
10m
50m
100m
200m
-200m
Size Fraction
% Weight
% Au

SAMPLE 732476
Percent
40
30
20
10
0
⅜"
4m
10m
50m
100m
200m
-200m
Size Fraction
% Weight
% Au

SAMPLE 732481
Percent
40
30
20
10
0
⅜"
4m
10m
50m
100m
200m
-200m
Size Fraction
% Weight
% Au

SAMPLE 732820
Percent
40
30
20
10
0
⅜"
4m
10m
50m
100m
200m
-200m
Size Fraction
% Weight
% Au

SAMPLE 732824
Percent
30.0
20.0
10.0
0.0
⅜"
4m
10m
50m
100m
200m
-200m
Size Fraction
% Weight
% Au

SAMPLE 733176
Percent
40
30
20
10
0
⅜"
4m
10m
50m
100m
200m
-200m
Size Fraction
% Weight
% Au

SAMPLE 733177
Percent
30
20
10
0
⅜"
4m
10m
50m
100m
200m
-200m
Size Fraction
% Weight
% Au

Figure 13-25

SGS Size Fraction Analysis for Gold distribution in RC samples

13.2.8

Opinion on Sampling, Preparation, Security and Analytical Methods

It is in the authors’ opinion, that the adequacy of sampling, sample preparation, security and analytical procedures were conducted by reputable personnel and in accordance with standard industry practice. Sampling methods, sample preparation and analytical procedures are appropriate for the type of mineralization recognized at Cerro Jumil.

14.0

DATA VERIFICATION

14.1

Independent QP Data Verification

14.1.1

Independent Duplicate Core and RC Samples

Co-author of the September 2008 and September 2010 reports, Dean Turner, P.Geo., conducted independent verification of sampling results from both core and reverse circulation drill samples during the Cerro Jumil site visit January 16 and 17, 2008. Additional independent duplicate sampling was not judged necessary for this 2012 update report, as ESM’s techniques, procedures, facilities, and personnel have remained consistent since 2008. The following text in this sub-section 14.1.1 is as originally presented in the 2008 NI 43-101 technical report.

Turner selected three core holes and one RC hole from review of ESM drill logs. The holes were selected to be representative of typical alteration and grade ranges for the mineralized and skarn altered zones at Cerro Jumil. All duplicate samples were taken either directly by Turner, or under his supervision.

For the diamond holes chosen, the core boxes were retrieved from ESM’s secure, on-site storage building, laid out, and the logs reviewed. Holes DHE-05-01, DHE-05-13 and DHE-06-28 were selected for review. Intervals were identified by Turner for duplicate sampling, and the 1/2 core sawn into quarters, with 1/4 core bagged for duplicate analysis and the other 1/4 core retained in the core box archive (Figure 14-1 and Figure 14-2). For intervals composed of broken and friable material, efforts were given to take a representative subsample of the core material, with careful attention given to acquiring fine as well as coarse material. The duplicate 1/4 core was bagged, labeled with an anonymous sample number, and secured pending shipment.

Figure 14-1

Core Duplicate Sampling

Figure 14-2

Diamond Sawing 1/4 Core

For the RC duplicate sampling, ESM’s secure sample storage facility in the village of Rodeo, directly adjacent to the Cerro Jumil property, was visited (Figure 14-3). Hole RCHE-04-07 was selected, and the RC sample splits (‘testigos’) retained in ESM’s archive were retrieved, re-bagged, re-labeled with an anonymous sample number, and secured pending shipment (Figure 14-4).

Figure 14-3

ESM Rodeo Storage Facility

Figure 14-4

RC Duplicate Sampling

The duplicate samples remained under Turner’s control until shipment via commercial bus service to Chemex’s sample preparation laboratory in Guadalajara. The samples were analyzed for gold at Chemex’s Vancouver laboratory using a one assay ton fire assay with AA finish (Chemex code Au-AA23), and silver underwent aqua regia digestion and analysis via ICP/AES (Chemex code ME-ICP41). Digital assay certificates were sent to Turner, and he subsequently confirmed the reports via direct Internet download from Chemex’s Webtrieve system.

QA samples included by Turner with his duplicates were comprised of two ‘blank’ samples and three gold certified standards from Geostats Pty. Ltd., including one G902-3 (0.42ppm Au) and two G305-6 (1.48ppm Au) CRMs. The QA sample gold assays were precisely and accurately reported by Chemex, and passed all QC tests.

The duplicate analyses for gold and silver showed good correspondence between the original ESM sample results and the independent sample assays (Table 14-1, Figure 14-5, and Figure 14-6). However, the original ESM samples on average assayed 10.7% higher for gold and 14.6% higher for silver. These higher averages are due to one high-grade sample (673524) from DHE-06-28 that assayed 14.2g/t Au and 52.5g/t Ag versus duplicate analyses of 0.18g/t Au and 36.2g/t Ag. Elimination of this outlier sample gives averages of 3.83g/t Au and 5.81 g/t Ag for the originals versus 4.25g/t Au (11 % higher) and 5.67g/t Ag (2.4% lower) for the duplicates. Review of the drill core photo for 673524 highlights that this interval is composed of broken and rubbley garnetwollastinite skarn. Clearly this specific sample interval demonstrates nugget effect. Otherwise, the linear correlation between the original and duplicate drill samples establish that ESM’s drill sample assay results for gold and silver are reliable and reproducible within the context of geologic variance expected for a gold skarn deposit.

Table 14-1

Original ESM Drill Sample and Independent Duplicate Gold-Silver Results

Drill Hole	Original Drill Sample					Duplicate Sample
	Sample#	From	To	Au g/t	Ag g/t	QP Samp#	Au g/t	Ag g/t
DHE-05-01	199028	47.8	48.9	0.07	26.0	602514	0.13	31.7
DHE-05-01	199029	48.9	50.0	1.58	10.1	602515	7.25	8.2
DHE-05-13	199941	48.7	50.6	0.23	2.1	602510	0.21	2.3
DHE-05-13	199942	50.6	52.0	1.72	5.8	602512	0.70	4.1
DHE-05-13	199943	52.0	54.0	3.01	3.5	602513	1.87	2.7
DHE-06-28	673503	67.0	68.0	8.07	5.5	602501	8.83	6.6
DHE-06-28	673504	68.0	69.0	3.46	12.1	602502	3.03	12.5
DHE-06-28	673512	76.0	77.0	0.31	7.8	602503	0.30	3.1
DHE-06-28	673513	77.0	78.0	1.58	2.5	602504	1.89	2.1
DHE-06-28	673523	87.0	88.0	0.20	6.6	602507	0.20	6.1
DHE-06-28	673524	88.0	89.0	14.20	52.5	602508	0.18	36.2
RCHE-07-47	115236	57.0	58.5	0.25	1.5	602516	0.27	1.6
RCHE-07-47	115237	58.5	60.0	1.14	1.0	602517	0.98	0.8
RCHE-07-47	115238	60.0	61.5	2.94	0.9	602518	2.94	1.4
RCHE-07-47	115249	73.5	75.0	26.60	4.2	602520	28.40	3.7
RCHE-07-47	115250	75.0	76.5	7.51	2.3	602521	8.14	2.8
RCHE-07-47	115251	76.5	78.0	2.65	1.0	602522	2.92	1.0
Averages				4.44	8.55		4.01	7.46

Figure 14-5

Original Sample Scatter Plot

Figure 14-6

Duplicate Sample Scatter Plot

14.1.2

Independent Drill Assay Database Audit

Turner supervised an independent drill database audit to ensure the veracity of gold-silver assays used for resource modeling. This work built upon the foundation established by the 2008 independent assay database audit. As a starting point, the vetted 2008 drill hole assay database was crosschecked against the updated July 2010 database provided by ESM. No differences were found for the gold or silver assays, and no significant differences were found for the entire 2008 assay database (i.e., including other fields such as from-to, multi-element analyses, etc.). This verified that the 2010 drill assay database up to, and including, the 2008 results were consistent with the previously vetted version. For the new 2009 – 2010 data, 10% of the assays were randomly selected and the gold and silver assays checked against the digital lab certificates. In addition, all gold assays over 5g/t were reviewed. The gold-silver assays reported in the lab certificates were cross-checked by sample number against the entry in the database, with no errors or discrepancies. This 100% fidelity is a strong endorsement of ESM’s data handling protocols and procedures, and firmly establishes the high quality of the 2010 assay database used for resource modeling.

14.2

ESM Internal Data Verification

Both internal and external laboratory quality control procedures, sampling method and handling protocols meet or exceed standard industry practice. Geochemical and/or assay results are added to the database by a computer program that uses the unique sample identification number to download the data and tie it to its appropriate location, sample type, interval, and other pertinent information eliminating manual data entry error. ESM runs routine checks for data verification that include the following:

▪

Check and review drill site locations and surveyed coordinates;

▪

Examination of assay certificates and ~10% spot check of results input into the database;

▪

Continual review of QA/QC procedures and results;

▪

Validation of the database to check for inconsistencies such as missing intervals, out of sequence records, duplicate sample numbers, or typographical errors;

▪

Comparison of drill logs to database information for lithology, sample numbers and other pertinent information;

▪

Review and check of geological plan and cross-section maps with database information; and

▪

Frequent project site visits and review of procedures and results derived from ongoing exploration drilling, mapping, sampling and other related activities.

The authors of this report believe that the data verification procedures are adequate and the results reported are reliable.

15.0

ADJACENT PROPERTIES

There are no significant properties as defined by NI 43-101 adjacent to Cerro Jumil.

16.0

MINERAL RESOURCE ESTIMATES

The Cerro Jumil gold-silver mineral resource was estimated by Riaan E. Herman, an independent qualified person as defined by National Instrument 43-101, who generated the reports on the modeling procedures and assumptions, grade estimation parameters and resulting mineral resource estimates and classification covered in this Section.

This 2012 mineral resource estimate is an update to the Cerro Jumil resources reported in January 2012 with additional drilling taken into account. The Cerro Jumil geologic and resource models were based upon independent checks and assessment of the drill data, quality assurance/quality control results, and geologic interpretation of the gold-silver mineralized zones resulting in some degree of interpretation and interpolation changes.

16.1

Drill Hole Database

The Cerro Jumil geologic model and gold-silver resource estimates were based upon the drill hole database provided by ESM in June 2012. The database represents 64,809 total metres of drilling in 362 drill holes, including 22,822 metres in 121 core holes and 41,987 metres in 241 reverse circulation holes, details of which are described in Section 10 of this report. The 2012 drilling represents a 51 % increase over the PEA 2011 drill total of approximately 41,500m. The data was provided digitally by the following:

▪

Surveyed drill collars in UTM metres;

▪

Down-hole surveys;

▪

Assays consisting of gold, silver and multi-element geochemistry; and

▪

Detailed geologic logs.

ESM has diligently followed 43-101 and CIM compliant procedures and protocols for drilling, sampling, assaying, QA/QC, and data verification. As a result, the quality of the drill database used to estimate the Cerro Jumil gold-silver resources is judged to be reliable, accurate, and reproducible. Figure 16-1 is a plan map representing the drill database used for resource modeling of the Southeast Zone (SEZ), Las Calabazas Zone (LCZ) and West Zone (WZ), as well as cross section lines referenced elsewhere in this Section.

470,800 mE
471,200 mE
471,600 mE
2,078,400 mN
2,078,000 mN
2,077,600 mN
West Zone
Las Calabazas Zone
Southeast Zone
A
A'
B
B'
C
C'
D
D'
Drill Hole
Interpretation Sections
Roads
Topo 5m Contour
N
S
E
W
0
100
200
meters
ESPERANZA RESOURCES

Figure 16-1

Drill Hole Plan Map with Cross Section Lines

16.2

Geologic Model

The Cerro Jumil geologic model was based upon: (1) sectional interpretation of mineralization envelopes from gold and silver drill assays, (2) logged lithology and alteration, and (3) down-hole multi-element anomalies associated with gold and silver mineralization. This data was used to build a geologic model for the gold and silver mineralized zones.

The 2012 geologic model changes focused on sectional interpretation allowing for the snapping on most (95%) of the drill holes, effectively reducing the grade smearing effect over contacts, thereby slightly increasing the interpolated grades.

16.2.1

Definition of Gold and Silver Mineralized Envelopes

As noted in the PEA 2011, statistical summaries by the major rock/alteration types simply confirmed that gold mineralization is preferentially hosted in skarn altered rocks. The remaining rock/alteration types (i.e., limestone/marble, limestone, feldspar porphyry) were generally poorly mineralized, or non-mineralized, with respect to gold. Most notably, these barren units include the quartz porphyry rocks interpreted as post-mineralization in age that cross-cut the mineralized zones in some cases. Silver mineralization, which has been interpreted as distinct from the gold mineralizing event by ESM’s geologists, is also relatively enriched in the skarn altered.

Also in the PEA 2011, univariate statistical review of drill hole gold and silver assays yielded thresholds for interpreting grade envelopes within the skarn-altered and drill log coded SEZ, LCZ, and WZ. A gold threshold of 0.1 and 1.0g/t (ppm) was used in modeling the gold mineralization envelopes and a 10g/t (ppm) threshold was selected for defining the silver mineralization.

The sectional interpretation was created utilizing the PEA 2011 interpreted geological model as a base. Sectional interpretation was performed along the drill hole section lines. Intercepts were snapped to the drill holes to minimize smearing over the selected contacts. Thresholds were kept consistent for the modeling.

Most of these poorly mineralized waste units have been cut out of the Low grade zone and the Low grade zone as removed from the High grade zone as a result of a better understanding of the mineralization due to more definition around the additional drilling. The effect is much higher grades to be interpolated as far less waste is included in the low grade zone and less low grade from the high grade zone.

Silver mineralization, which has been interpreted as distinct from the gold mineralizing event by ESM’s geologists, was modeled predominately in the WZ domain as a result of the significantly more drilling in that area.

16.2.2

Interpretation of Geologic Model

Originally, the drill data for logged geology, gold and assays were reviewed as dynamic three-dimensional cross sectional display. The orientation of the cross sections was defined as N35ºW with a 90º dip, looking N55ºE. This cross-sectional orientation approximates a view along the average strike of the Cerro Jumil deposit. The sections were originally spaced at 25m, and designed to approximately follow the lines of the prevailing drill grid pattern, and consequently modeled on a 5m spacing for added geological grade envelope definition

Gold mineralization domains were interpreted with the low grade zone 0.1 g/t and high grade 1.0g/t thresholds for the Main East, Main West and North West zones. Silver mineralization was interpreted within the 10g/t silver envelope for the Main West and North West zone. Other interpreted units included a post-mineralization quartz porphyry that often cross-cut mineralization, as well as feldspar porphyry waste blocks.

The gold and silver mineralized zones, the quartz porphyry unit, and the feldspar porphyry waste blocks were constructed by sectionally slicing over 5m and stepping through the data visible on the screen. Digitizing the deposit and interpretations ensured that the contact points were snapped onto the visible drill holes in each section. This detailed approach was required since many of holes were not drilled on a regular pattern resulting in holes projecting into, and out of, the plane of section and to ensure continuous geological interpretations of the various domains.

The gold-silver mineralized zone models reflect the antiformal flexure of the skarn-altered stratigraphy away from a feldspar porphyry core, with the Main East dipping to the southeast, and the Main West and North West dipping to the northwest (Figure 16-2 through Figure 16-4).

Figure 16-2

Plan Map with Interpreted Gold Mineralization Solid Models

Figure 16-3

Perspective Views (N67°E, -45) of Low Grade Gold Mineralization Solid Models

Figure 16-4

Perspective Views (N67°E, -45) of High Grade Gold Mineralization Solid Models

In addition, the mineralized envelopes constrain their respective grade populations. The interpreted model is continuous on section, as well as between adjacent sections (Figure 16-5 through Figure 16-8). The final solids generated were utilized to code drill composites and the block model for geostatistical analysis

From a resource modeling perspective, it is important to note from the extensive drilling conducted at Cerro Jumil to date, that the entire deposit has been oxidized. The depth of oxidation as currently understood spans over 250 vertical metres. As a result, it was not necessary to model zones of oxidation state for resource estimation or reporting purposes.

16.3

Density

ESM’s database of 3615 specific gravity (SG) measurements was coded by the solid models in order to determine average densities by mineralized zone and rock type. This is the same SG data used for the PEA 2011 model and report, and has not been updated since the 2009 – 2011 reverse circulation drilling which, by its nature, did not yield samples that could be used for density determinations. Although this is a substantial dataset, review of the data revealed that there was not an absolutely uniform spatial coverage of the SG samples since they came from core holes only. It followed that an interpolated model of SGs would not be representative in some areas of the deposit. As a result, average density values were calculated for the SEZ, LCZ and WZ by high grade, low grade, quartz porphyry, and internal waste zones. These calculations were finalized after outlier SG measurements were trimmed. The final SG assignments are summarized as follows:

▪

2.50 for SEZ, LCZ & WZ high grade;

▪

2.64 for SEZ , LCZ & WZ low grade;

▪

2.40 for SEZ , LCZ & WZ quartz porphyry; and

▪

2.64 for units outside of defined zones (i.e., limestone, etc.).

16.4

Global Statistics

Global statistics were conducted on the geological domains of the deposit to assess the grade distribution of drill data. The geological domains were defined as LCZ High Au Grade, LCZ Low Au Grade, SEZ High Au Grade, SEL Low Au Grade , WZ High Au Grade, WZ Low Au Grade, High Grade Ag, Qtz Porphyry as well as Below and Above Fsp Porphyry. These statistics were performed on Final Au and Final Ag data sets.

16.4.1

Gold and Silver Cap Grades

The deposit is essentially a low grade deposit with some very high grade intercepts. Because of this there is high variability in samples in each of the domains. Cutting is necessary to cap the outlier drill assays for the mineralized domains and to limit the influence that these higher grade samples have on the interpolated grades. During the compositing, top cut assay values were defined for each of the elements in each geological domain based on statistical analysis of cumulative frequency and normal distribution plots, percentile checks, 95% confidence interval comparison and probability plots. Each one of these parameters gives a different top cut, from which one is chosen that best reflects a combination of all selected criteria.

16.4.2

Global Statistics Per Domain

Compositing is necessary to ensure that no sample bias occurs based on different sample lengths, as well as to decrease the variance while not effecting average grades drastically. The variability is expressed as the variance/standard deviation of coefficient of variation. There are two methods in decreasing the variance; one is by compositing the data and therefore reducing the variability of using a top cut and thereby reducing the effect of outlier data. Appropriate composite lengths will have a vast majority of data falling below the composite length, thereby decreasing variance values for a given population distribution and little change to the average of the sample population. The lower the variance, the better the spacial statistics and the more confidence that can be given to the interpolation grade. The average assay interval length was determined and consequently a composite length of 1.5m was calculated. A composite length of 2m was chosen representing a quarter of the assumed 6m bench height.

Tables 16-1 to 16-9 below depict the global statistical results for the Final Au and Final Ag for the various geological domains.

The colour coding in the tables below are depicted as light blue being sample length statistics, blue represents the sample statistics, green is 2 metre composite statistics, and the yellow column represent the 2 metre cut composite statistics.

Table 16-1

Global Statistics for the LCZ Low Au Domain

DOMAIN ELEMENT DATA		LCZ Low Au Grade
			Final_Au			Final_Ag
	Length	sample	2m comp	cut 2m comp	sample	2m comp	cut 2m comp
Number of samples	4370	4370	3170	3170	4370	3170	3170
Minimum value	0.4	0	0	0	0	0	0
Maximum value	2.3	119	100.65	5	369	57	57
Mean	1.489483	0.755171	0.767378	0.708103	8.065469	7.654923	7.654923
Median	1.5	0.292	0.35665	0.35665	4	4.39175	4.39175
Variance	0.006248	6.044641	4.604117	0.845892	251.207213	90.65293	90.65293
Standard Deviation	0.079042	2.458585	2.145721	0.919724	15.849518	9.521183	9.521183
Coefficient of variation	0.053067	3.255666	2.796171	1.298855	1.965108	1.243799	1.243799
Skewness	-5.171875	34.228912	33.401221	2.375175	10.399001	2.890707	2.890707
Kurtosis	47.485468	1502.771186	1498.714982	9.538681	176.12539	12.83786	12.83786
50.0 Percentile (median)	1.5	0.292	0.35665	0.35665	4	4.39175	4.39175
90.0 Percentile	1.5	1.845	1.8135	1.8135	17.35	17.4875	17.4875
95.0 Percentile	1.5	2.62	2.5712	2.5712	27.6	26.65	26.65
96.0 Percentile	1.5	2.94	2.83065	2.83065	31.35	29.852	29.852
97.0 Percentile	1.5	3.475	3.285	3.285	36.85	34.4625	34.4625
98.0 Percentile	1.5	4.105	3.975	3.975	45.5	42.7625	42.7625
99.0 Percentile	1.5	5.715	4.91565	4.91565	61.600001	56.525	56.525
100.0 Percentile	2.3	119	100.65	5	369	57	57

Table 16-2

Global Statistics for the LCZ High Au Domain

DOMAIN ELEMENT DATA				LCZ High Au Grade
			Final_Au			Final_Ag
	Length	sample	2m comp	cut 2m comp	sample	2m comp	cut 2m comp
Number of samples	1643	1643	1182	1182	1643	1182	1182
Minimum value	0.75	0	0	0	0	0	0
Maximum value	2.3	14.95	12.195	6.7	275	59	59
Mean	1.493664	1.357681	1.374167	1.352934	9.446379	9.094478	9.094478
Median	1.5	1.015	1.10605	1.10605	4.9	5.2625	5.2625
Variance	0.004435	2.415057	1.812938	1.510527	254.71742	112.68271	112.682706
Standard Deviation	0.066598	1.554045	1.346454	1.229035	15.959869	10.615211	10.615211
Coefficient of variation	0.044587	1.144632	0.979833	0.908422	1.689522	1.167215	1.167215
Skewness	-4.844844	3.049783	2.670877	1.771312	7.343185	2.477201	2.477201
Kurtosis	65.409046	18.10403	15.099951	7.101804	91.241343	9.808669	9.808669
50.0 Percentile (median)	1.5	1.015	1.10605	1.10605	4.9	5.2625	5.2625
90.0 Percentile	1.5	2.905	2.825	2.825	20.7	20.897	20.897
95.0 Percentile	1.5	4.04	3.8525	3.8525	32.8	32.2565	32.2565
96.0 Percentile	1.5	4.55	4.1775	4.1775	37.05	37.5625	37.5625
97.0 Percentile	1.5	5.39	4.6783	4.6783	45.6	40.7515	40.7515
98.0 Percentile	1.5	5.9	5.23375	5.23375	51.55	45.2	45.2
99.0 Percentile	1.5	7.49	6.61875	6.61875	68.35	57.826	57.826
100.0 Percentile	2.3	14.95	12.195	6.7	275	59	59

Table 16-3

Global Statistics for the SEZ Low Au Domain

DOMAIN ELEMENT DATA		SEZ Low Au Grade
			Final_Au			Final_Ag
	Length	sample	2m comp	cut 2m comp	sample	2m comp	cut 2m comp
Number of samples	7275	7275	5071	5071	7275	5071	5071
Minimum value	0.55	0	0	0	0	0	0
Maximum value	4.5	127	67.535	5	401	36.51	36.51
Mean	1.418954	0.791178	0.786149	0.726465	4.770777	4.526049	4.526049
Median	1.5	0.351	0.4165	0.4165	2.4	2.575	2.575
Variance	0.041232	5.25696	2.833762	0.769669	93.910544	34.96321	34.963213
Standard Deviation	0.203056	2.292806	1.683378	0.877308	9.690745	5.91297	5.91297
Coefficient of variation	0.143102	2.897966	2.141296	1.207639	2.031272	1.306431	1.306431
Skewness	-0.774353	30.124205	19.483941	2.376703	14.921868	3.146208	3.146208
Kurtosis	11.379584	1401.68083	623.048801	10.038027	467.587237	14.60056	14.600564
50.0 Percentile (median)	1.5	0.351	0.4165	0.4165	2.4	2.575	2.575
90.0 Percentile	1.5	1.82	1.7642	1.7642	9.9	10.1	10.1
95.0 Percentile	1.5	2.61	2.41005	2.41005	16.1	16.475	16.475
96.0 Percentile	1.5	2.865	2.6873	2.6873	18.65	18.7375	18.7375
97.0 Percentile	1.5	3.255	3.0401	3.0401	22.9	21.3965	21.3965
98.0 Percentile	1.5	4.01	3.60375	3.60375	29.2	25.85	25.85
99.0 Percentile	1.925001	5.63	4.99175	4.9905	41.8	36.4925	36.4925
100.0 Percentile	4.5	127	67.535	5	401	36.51	36.51

Table 16-4

Global Statistics for the SEZ High Au Domain

DOMAIN ELEMENT DATA		SCZ High Au Grade
		Final_Au				Final_Ag
	Length	sample	2m comp	cut 2m comp	sample	2m comp	cut 2m comp
Number of samples	2936	2936	1989	1989	2936	1989	1989
Minimum value	0.55	0	0	0	0	0	0
Maximum value	2.15	127	67.535	6.85	126	43.3	43.3
Mean	1.40923	1.45291	1.450257	1.32937	5.390906	5.202916	5.202916
Median	1.5	1.025	1.0935	1.0935	2.7	2.925	2.925
Variance	0.043234	11.755744	6.407138	1.4084	83.960479	47.318671	47.318671
Standard Deviation	0.207928	3.428665	2.531233	1.18676	9.162995	6.878857	6.878857
Coefficient of variation	0.147547	2.359861	1.745368	0.892724	1.699713	1.322116	1.322116
Skewness	-1.177723	21.627599	14.451734	2.043972	5.429765	3.311216	3.311216
Kurtosis	3.849455	676.94003	305.31857	8.833835	44.528047	15.880537	15.880537
50.0 Percentile (median)	1.5	1.025	1.0935	1.0935	2.7	2.925	2.925
90.0 Percentile	1.5	2.77	2.6081	2.6081	11.4	11.6415	11.6415
95.0 Percentile	1.5	3.81	3.5384	3.5384	18	17.975	17.975
96.0 Percentile	1.5	4.38	3.91555	3.91555	22.3	20.1875	20.1875
97.0 Percentile	1.5	5.025	4.4086	4.4086	27.300001	25.0775	25.0775
98.0 Percentile	1.5	6.045	5.29375	5.29375	34.5	30.775	30.775
99.0 Percentile	2	7.865	6.845	6.842501	50.45	42.869	42.869
100.0 Percentile	2.15	127	67.535	6.85	126	43.3	43.3

Table 16-5

Global Statistics for the WZ Low Au Domain

DOMAIN ELEMENT DATA		WZ Low Au Grade
			Final_Au			Final_Ag
	Length	sample	2m comp	cut 2m comp	sample	2m comp	cut 2m comp
Number of samples	449	449	295	295	449	295	295
Minimum value	0.3	0.0025	0.0025	0.0025	0.3	0.3	0.3
Maximum value	3	15.75	9.01	8	177	71	71
Mean	1.461693	0.773355	0.788915	0.785491	8.479287	8.484465	8.484465
Median	1.5	0.217	0.232	0.232	3.2	3.375	3.375
Variance	0.084175	2.495342	1.77511	1.722263	207.68231	136.7744	136.774364
Standard Deviation	0.29013	1.579665	1.332333	1.31235	14.411187	11.69506	11.695057
Coefficient of variation	0.198489	2.042612	1.688817	1.670739	1.699575	1.378408	1.378408
Skewness	0.96001	4.602118	3.258555	3.146561	5.372198	2.965291	2.965291
Kurtosis	12.179451	30.966464	15.557286	14.429335	49.024867	13.81906	13.819062
50.0 Percentile (median)	1.5	0.217	0.232	0.232	3.2	3.375	3.375
90.0 Percentile	1.5	1.985	2.0075	2.0075	22.05	24.9375	24.9375
95.0 Percentile	1.825	3.15	3.21225	3.21225	33.85	29.2875	29.2875
96.0 Percentile	1.875	3.64	3.94375	3.94375	35.8	30.6625	30.6625
97.0 Percentile	2	4.785	4.38835	4.38835	39.85	38.375	38.375
98.0 Percentile	2.225	6.69	5.50435	5.50435	50.4	42.825	42.825
99.0 Percentile	2.9	9.175	7.5175	7.5175	72.2	70.4	70.4
100.0 Percentile	3	15.75	9.01	8	177	71	71

Table 16-6

Global Statistics for the WZ High Au Domain

DOMAIN ELEMENT DATA		WZ High Au Grade
		Final_Au				Final_Ag
	Length	sample	2m comp	cut 2m comp	sample	2m comp	cut 2m comp
Number of samples	141	141	89	89	141	89	89
Minimum value	0.3	0.0025	0.0025	0.0025	0.8	0.8	0.8
Maximum value	3	15.75	9.005	8.75	81	70	70
Mean	1.407092	2.031613	2.108283	2.105418	14.459574	14.671588	14.671588
Median	1.5	1.42	1.736	1.736	9.4	9.66	9.66
Variance	0.15611	5.539895	3.313523	3.274725	214.97801	175.20862	175.208616
Standard Deviation	0.395108	2.353698	1.820309	1.80962	14.662128	13.236639	13.236639
Coefficient of variation	0.280797	1.158536	0.863408	0.859506	1.014008	0.902195	0.902195
Skewness	0.591978	2.716312	1.62424	1.591469	2.195425	1.956245	1.956245
Kurtosis	5.963173	12.389342	5.984028	5.805115	8.606616	7.882727	7.882727
50.0 Percentile (median)	1.5	1.42	1.736	1.736	9.4	9.66	9.66
90.0 Percentile	1.825	4.325	4.587	4.587	33.3	30.4625	30.4625
95.0 Percentile	2	7.115	6.04	6.04	44.45	40.7125	40.7125
96.0 Percentile	2.025	8.16	6.04	6.04	46.9	40.7125	40.7125
97.0 Percentile	2.225	9.175	6.8875	6.8875	58.85	41.325	41.325
98.0 Percentile	2.285	9.48	7.985	7.985	66.6	55.875	55.875
99.0 Percentile	3	12.85	8.7375	8.61	78.2	70	70
100.0 Percentile	3	15.75	9.005	8.75	81	70	70

Table 16-7

Global Statistics for the Waste Below Porphyry contact

DOMAIN ELEMENT DATA		Waste Below Porphyry
		Final_Au				Final_Ag
	Length	sample	2m comp	cut 2m comp	sample	2m comp	cut 2m comp
Number of samples	6148	6147	4484	4484	6148	4484	4484
Minimum value	0.3	0	0	0	0	0	0
Maximum value	6	3.44	1.793	0.3	263	23.78	23.78
Mean	1.501205	0.036705	0.035562	0.032038	3.115761	2.797245	2.797245
Median	1.5	0.013	0.0147	0.0147	1.5	1.6065	1.6065
Variance	0.040408	0.011281	0.006726	0.002274	56.600836	14.44376	14.443755
Standard Deviation	0.201017	0.106213	0.082009	0.047692	7.523353	3.800494	3.800494
Coefficient of variation	0.133904	2.893689	2.306088	1.488615	2.414611	1.358656	1.358656
Skewness	5.004002	14.747391	10.441332	3.129891	16.118961	3.081561	3.081561
Kurtosis	100.328218	323.385411	163.826244	15.122038	436.954031	14.73759	14.737586
50.0 Percentile (median)	1.5	0.013	0.0147	0.0147	1.5	1.6065	1.6065
90.0 Percentile	1.5	0.084	0.0842	0.0842	6.8	6.675	6.675
95.0 Percentile	1.5	0.1325	0.12535	0.12535	10.05	9.646	9.646
96.0 Percentile	2	0.15	0.13635	0.13635	11.6	11.106	11.106
97.0 Percentile	2	0.17	0.15575	0.15575	14.05	12.575	12.575
98.0 Percentile	2	0.1955	0.1846	0.1846	17.85	16.6566	16.656601
99.0 Percentile	2	0.305	0.3041	0.3	26.800001	23.765	23.765
100.0 Percentile	6	3.44	1.793	0.3	263	23.78	23.78

Table 16-8

Global Statistics for the Waste Above Porphyry contact

DOMAIN ELEMENT DATA		Waste Above Porphyry
		Final_Au				Final_Ag
	Length	sample	2m comp	cut 2m comp	sample	2m comp	cut 2m comp
Number of samples	16276	16274	11870	11870	16275	11870	11870
Minimum value	0.35	0	0	0	0	0	0
Maximum value	6	8.63	4.445	0.48	741	16.11	16.11
Mean	1.486653	0.039008	0.038052	0.032392	2.380092	2.108155	2.108155
Median	1.5	0.012	0.0125	0.0125	1.2	1.2	1.2
Variance	0.036413	0.029209	0.018512	0.004251	66.564471	7.516004	7.516004
Standard Deviation	0.190822	0.170906	0.136059	0.065198	8.158705	2.741533	2.741533
Coefficient of variation	0.128357	4.381303	3.575635	2.01282	3.427895	1.300442	1.300442
Skewness	8.027272	23.532405	16.218145	4.726802	52.879042	2.72382	2.72382
Kurtosis	190.550623	869.98642	385.59312	29.148045	4315.2815	12.072639	12.072639
50.0 Percentile (median)	1.5	0.012	0.0125	0.0125	1.2	1.2	1.2
90.0 Percentile	1.5	0.073	0.073	0.073	5.2	5.1225	5.1225
95.0 Percentile	1.5	0.127	0.1265	0.1265	7.8	7.36	7.36
96.0 Percentile	1.5	0.149	0.14335	0.14335	8.7	8.25	8.25
97.0 Percentile	1.5	0.1805	0.17715	0.17715	10	9.525	9.525
98.0 Percentile	2	0.2415	0.2515	0.2515	12.6	11.9	11.9
99.0 Percentile	2	0.485	0.4716	0.4716	18.95	16.105	16.105
100.0 Percentile	6	8.63	4.445	0.48	741	16.11	16.11

Table 16-9

Global Statistics for the High Ag Domain

DOMAIN ELEMENT DATA		Main Ag High Grade
		Final_Au				Final_Ag
	Length	sample	2m comp	cut 2m comp	sample	2m comp	cut 2m comp
Number of samples	3772	3772	2717	2717	3772	2717	2717
Minimum value	0.3	0	0	0	0	0	0
Maximum value	6	119	109.825	4.9	943	140	140
Mean	1.487937	0.52997	0.530953	0.455294	18.158165	17.04732	17.047322
Median	1.5	0.056	0.065	0.065	10	10.825	10.825
Variance	0.041217	6.76897	6.073761	0.757492	1482.18036	476.0728	476.072846
Standard Deviation	0.203019	2.601724	2.4645	0.87034	38.499096	21.81909	21.819094
Coefficient of variation	0.136443	4.909189	4.641654	1.911599	2.120208	1.279913	1.279913
Skewness	11.598253	33.67257	34.158663	2.948656	11.78571	3.289904	3.289904
Kurtosis	271.08933	1399.890275	1453.792284	12.559797	219.327651	16.13218	16.132184
50.0 Percentile (median)	1.5	0.056	0.065	0.065	10	10.825	10.825
90.0 Percentile	1.5	1.4825	1.51125	1.51125	37.45	36.35	36.35
95.0 Percentile	1.5	2.305	2.233351	2.233351	58.4	55.1	55.1
96.0 Percentile	1.5	2.555	2.54735	2.54735	68.75	67.3875	67.3875
97.0 Percentile	1.5	3.065	2.96	2.96	82.5	76.9375	76.9375
98.0 Percentile	1.5	4.025	3.635	3.635	96.2	94.6125	94.6125
99.0 Percentile	1.8	5.745	4.87765	4.862	159.5	138.24	138.24
100.0 Percentile	6	119	109.825	4.9	943	140	140

16.4.3

Composite Summary Statistics

The sample data (Tables 16-1 through 16-9, blue column) was analyzed showing that the SEZ domain forms the largest population of gold composites, with LCZ having a substantial population of drilling and the WZ domain being sparsely drilled having less than 500 composites samples.

Various composite lengths (Tables 16-1 through 16-9, green column) were evaluated, but 2 metres were chosen based on the vast majority (>99%) samples being less than this composite length, as well there was no benefit in larger composites while looking at the coefficient of variation and variance values compared to similar average values across the board.

The cut values are show in Table 16-10 below, Cutting values that fell outside the deemed sample population were considered to be an outlier. The grade values that fall above this top cut have been assigned the appropriate cut value. No Cutting of any Ag was deemed to be necessary as all the Ag formed part of the sample population based on the criteria used in identifying outlier data.

Table 16-10

Global Statistics for the Waste Above Porphyry contact

Domain	Final Au	Final Ag
LCZ Low Au Grade	5.00	-
LCZ High Au Grade	6.70	-
SEZ Low Au Grade	5.00	-
SEZ High Au Grade	6.85	-
WZ Low Au Grade	8.00	-
WZ High Au Grade	8.75	-
Waste Below Porphyry	0.3	-
Waste Above Porphyry	0.48	-
High Ag Grade	4.90	-

The 2 metre cut composite statistics (yellow) had a consistent average grade of 0.708 to 0.785 g/t range for the low grade gold zones. Similarly, the high grade zone on average ranged from 1.32 to 2.10g/t gold; increased variability is expected with higher grade gold domains. Importantly, the coefficients of variation for all gold zones are relatively low, supporting the use of ordinary kriging as a linear interpolation technique for block estimation.

The Tables 16-11 through Table 16-17 below depict the cumulative frequency curve (blue) histogram of population distribution (red).

Table 16-11

Cumulative frequency and histogram for the LCZ Low Au Domain

Table 16-12

Cumulative frequency and histogram for the LCZ High Au Domain

Table 16-13

Cumulative frequency and histogram for the SEZ Low Au Domain

Table 16-14

Cumulative frequency and histogram for the SEZ High Au Domain

Table 16-15

Cumulative frequency and histogram for the WZ Low Au Domain

Table 16-16

Cumulative frequency and histogram for the WZ High Au Domain

Table 16-17

Cumulative frequency and histogram for the High Ag Domain

16.5

Variography

16.5.1

General Methodology

Variography was performed on the 2 metre cut composite data for each element and domain combination. The following process is followed throughout this chapter:

▪

Omni directional variogram was constructed and modeled to obtain the nugget value as well as the shape of the variogram model at distances closer than the average drill hole spacing. A 2 metre lag was used to model the variogram.

▪

Semi-variograms were extracted and modeled to determine the maximum, secondary and tertiary directions of spatial continuity in the plane of the mineralized domains at 10 degree increments and a 15 degree spread. Lag distance of 10, 20 and 30 metres were evaluated. The direction of greatest continuity is chosen (major direction).

▪

Semi-variograms were extracted perpendicular to the major direction. Again 10 degree increments and a 15 degree spread were used and lags, of 20; 30 and 40 were used in the valuation. In this direction again the direction is chosen and deemed to be the semi-major direction.

▪

Semi-variograms were extraction of all 3 principal directions. The minor direction is perpendicular to the major and semi-major directions.

▪

Anisotropy of ranges for the major/semi-major and major/minor directions was determined.

▪

Variogram models were validated (cross validated) against the sample population. In this process every sample is removed and estimated. This estimated value is compared to the original value to see how good the variogram model fits the population distribution.

16.5.2

Variography Per Domain

The Tables below depict the validation for each domain and the Final Au and Final Ag elements. Each table consists of six figures, namely:

Table 16-18

Description of depicted Table 16-19 through Table 16-30

Omni Directional variogram	Directional semi variograms
QQ plot of the cross-validation	X-Y plot of the cross-validation
Scatter plot of the cross validation	Kriging parameters

Table 16-19

LCZ Low Au Domain: Final Au

Kriged Value (raw) vs Grade (raw)
Grade
Kriged Value
Kriged Value (raw) vs Grade (raw)

Kriged Value (raw) vs Grade (raw)
Grade
Kriged Value
Kriged Value (raw) vs Grade (raw)
Linear Regression: Grade= 0.9553Kriged Value + 0.0274, Correlation Coefficient (r)= 0.6032, r squared= 0.3639

Kriged Value (raw)
Number of Samples
class
Frequency
Normal Distribution

VARIOGRAM PARAMETERS

ANGLES OF ROTATION OF THE MAJOR AXIS;

Bearing	141.00
Dip angle	61.00
Tilt angle	0.00

ANISOTROPY FACTORS;

Semi-major axis	1.20
Minor axis	1.70

TYPE OF VARIOGRAM = NSP

Sill	1.0031
Nugget effect	0.2748

MODEL	C VALUE	RANGE
1	0.156	43.
2	0.572	103.

Table 16-20 LCZ Low Au Domain: Final Ag

0 -> 0 (90)
gamma(h)
distance
Normal
Variance
Variogram Model
Variogram Structures

All orientations
gamma(h)
distance
major
semi-major
minor
Variogram Model
Variogram Structures

Table 16-21 LCZ High Au Domain: Final Au

Table 16-22

LCZ High Au Domain: Final Ag

Table 16-23 SEZ Low Au Domain: Final Au

Table 16-24

SEZ Low Au Domain: Final Ag

Table 16-25

SEZ High Au Domain: Final Au

Table 16-26

SEZ High Au Domain: Final Ag

Table 16-27

High Ag Domain: Final Au

Table 16-28

High Ag Domain: Final Ag

Table 16-29

WZ Low Au Domain: Final Au

Table 16-30

WZ Low Au Domain: Final Ag

Table 16-31

WZ High Au Domain: Final Au

Table 16-32

WZ High Au Domain: Final Ag

16.6

Block Model Definition

16.6.1

Block Model Definition, Geologic Model, and Density Assignments

The Cerro Jumil block model was constructed to cover the extent of all three primary gold mineralized zones (i.e., SEZ, LCZ and WZ), as well as the silver zones. The block model was oriented parallel to the axes of the project’s UTM coordinate grid. The following parameters were used for the definition:

▪

Origin:

2,077,250 north, 470,650 east, 850 elev.

▪

Maximum extent:

2,078,810 north, 471,910 east, 1500 elev.

▪

Number of blocks:

156 in Y, 126 in X, and 130 in elev.

▪

Parent block size:

10m x 10m x 5m (y by x by z)

▪

Minimum sub-block size:

5m x 5m x 2.5m (y by x by z)

Block codes were assigned according to the geologic model gold and silver mineralized zones and rock type solid model triangulations. The sub-blocking scheme allowed a high degree of precision in assigning the geologic codes to blocks along the contact between solids. The geologic model assignments included the following:

▪

SEZ, LCZ, & WZ high grade zones (> 1 g/t Au);

▪

SEZ, LCZ, & WZ low grade zones (> 0.1 excluding the high grade zone);

▪

LCZ/WZ silver zone (> 10g/t Ag);

▪

Quartz porphyry cross-cutting, post-mineralization sill-like bodies (SEZ) or bedding parallel dike-like bodies (LCZ and WZ); and

▪

Limestone/marble/feldspar porphyry outside of the zones described above.

16.6.2

Density Assignments

Densities were assigned to the block model according to their geologic model codes and the results obtained from the density analysis in section 15.3 that are summarized as follows:

▪

2.50 for SEZ, LCZ, & WZ high grade;

▪

2.64 for SEZ , LCZ, & WZ low grade;

▪

for SEZ , LCZ, & WZ quartz porphyry; and

▪

2.64 for units outside of defined zones (i.e., limestone, etc.).

16.7

Grade Estimation and Resource Classification

16.7.1

Search Strategy

Gold and silver grades for each of the geological domains were interpolated with search ellipsoids oriented according to the anisotropic variogram directions, and search distances based upon the variogram ranges. For gold, three estimation passes were conducted, with the first pass restricted to the maximum variogram range, and the second pass extended to 2 times the variogram range and the third pass was up to 3 times the variogram range. This approach resulted in block estimations from the first pass using only samples within the range of spatial correlation defined by the variogram. The subsequent, second and third passes estimation filled in un-estimated blocks within zones of the previous pass that were interpreted as geologically continuous.

The number of composites for estimation was set to a minimum of ten and a maximum of thirty. A maximum of ten composites were allowed from a single drill hole. An ellipsoidal search based on the anisotropy ratios along the direction of most continuity was used. These search parameters ensured that composites representing multiple holes from multiple search directions were used for estimation of a given block.

16.7.2

Grade Estimation

Ordinary Kriging (OK) was used for the interpolation of gold and silver grades into the block model domains. The interpolation was constrained to interpolate in the following order.

▪

SEZ, LCZ & WZ low grade zones (> 0.1 excluding the high grade zone); Au and Ag;

▪

SEZ, LCZ & WZ high grade zones (> 1 g/t Au); Au and Ag;

▪

LCZ/WZ silver zone (> 10g/t Ag); Ag;

▪

LCZ/WZ silver zone excluding the high and low grade gold domains; Au;

▪

Domain above the feldspar porphyry contact excluding previous interpolated blocks; Au and Ag; and

▪

Domain below the feldspar porphyry contact excluding previous interpolated blocks; Au and Ag.

Interpolation inputs included the 2 metre composite database (constrained inside each of the geologically modeled domains), the variogram models and the search ellipsoid configurations. Separate OK estimations were generated for each of the geological domains. These envelopes were used as hard boundaries with only composites coded within the envelopes used to estimate the corresponding blocks. The resulting gold grade block model is not “smoothed” across the grade boundaries and, as a result, the high and low grade gold domains closely honour the surrounding composites used for estimation. During this process a total of 18 OK interpolations were completed.

16.7.3

Interpolation Validation

16.7.4

Interpolation Validation

Validation of the interpolated grades into the block model was performed, using various recognized techniques.

16.7.4.1

Statistical Validation

Validation is the process of looking at the interpolated grade, geological constraints and input data to measure how successful the interpolation was. There are various ways in validating the results obtained. By evaluating two parameters derived from ordinary kriging, the optimal block size can be determined from and the efficiency of the interpolation can be verified by the parameters obtained from the geostatistical analysis.

16.7.4.2

Kriging Efficiency

Kriging efficiency (KE): Kriging efficiency == [(Block Variance) — (Kriging error variance)] / (Block Variance). This formula means that efficiency ranges between +1 and -1.

Block Variance is the theoretical variance that was obtained during the interpolation of grades. This value is obtained by integrating the variogram function over the sample support that you are kriging into. In this formula if the kriging error variance is larger than the block variance then you have a negative efficiency, indicating that the estimates obtained are not reliable. The kriging efficiency was calculated for the gold and silver interpolation. More than 90% of the interpolation had a kriging efficiency of more than 0.

16.7.4.3

Conditional Bias Slope

Also known as the slope of regression, conditional bias slope identifies the correlation expected between the estimated block values and the actual block values. Conditional bias slope can be used to determine optimum block size, and for classifying individual blocks into resource categories such as measured, indicated, and inferred. The formula is given below:

Conditional bias slope == ( Block variance - Kriging variance + |Lagrange multiplier| ) / ( Block variance - Kriging variance + 2 x |Lagrange multiplier| )

Both the kriging efficiency and conditional bias slope calculations yielded positive results and therefore indicated that the block size selected for interpolation and the interpolation parameters resulting from the interpolation were acceptable.

16.7.4.4

Visual Validation

Comparison of the gold and silver composites to the block model in cross section, long section, and plan illustrate that the geologic modeling zones, variogram ranges and anisotropies, and the spatially constrained search schemes yielded block grade estimates that accurately characterize the deposit’s gold and silver mineralization. Note that on the block model sections that drill hole composites are projected up to 5m to a corresponding block, and influences from composites along preferred directions of anisotropy may fall off section, but still significantly influence the block grades

RHC

Riaan Herman Consulting

Cerro Jumil Project

Section 24: All Modelled Zones

Drillhole and Blockmodel Comparison

SCALE 1	1500			A1
		DRAWN	RHC	
		CHECKED		
DATE	10-Sep-12	APPROVED

Figure 16-5

Section A-A’ Block Model and Drill Hole Gold and interpretations (Au equivalents)

Riaan Herman Consulting
RHC
Cerro Jumil Project
Section 23: All Modelled Zones
Drillhole and Blockmodel Comparison
SCALE
DRAWN
RHC
CHECKED
DATE
APPROVED
A1

Figure 16-6

Section B-B’ Block Model and Drill Hole Gold and interpretations (Au equivalent)

Figure 16-7

Section C-C’ Block Model and Drill Hole Gold and interpretations (Au equivalent)

Figure 16-8

Section D-D’ Block Model and Drill Hole Gold and interpretations (Au equivalent)

16.7.4.5

Spatial Validation Using Trend Analysis

This technique determines the acceptability of the interpolated grades by comparing the 2 metre composite grades with those of the interpolated grade along various section lines. Furthermore plotting these and displaying the volume of material in each section and relating this to the number of samples used in the interpolation.

One would expect where large volume of interpolated blocks are one would get more sample data, and where you have higher grades in the composite samples, one would expect to see an increase in the average grade of the interpolated grades.

The graphing also yielded results with higher composite sample grades reporting higher interpolated blocks and, where larger volumes are obtained in the model, there is an increase in the number of composite samples.

Section lines every 100 metres were extracted from 2077450N to 2078450N. Figures 16-9 through 16-11 depict the results.

Figure 16-9

Section A-A’ Block Model and Drill Hole Gold

There is good correlation of grades in the high grade domains. The grades for the silver in the WZ are higher than the composite grades along the section lines which can be explained by the fact that there is overlapping of the WZ and high silver domains. There are only a few samples in the high grade WZ domain. It is in the authors' opinion that this is not material in that very few tonnes come from this domain, as well as the fact that it was accounted for in the classification.

Figure 16-10

Section A-A’ Block Model and Drill Hole Gold

The grades of the composites and interpolated values compare well with each other in all of the low grade domains, except for gold in the WZ domain. This is not to material as there are low tonnages in this domain and the interpolated grades are lower than that of the composite grades.

Figure 16-11

Section A-A’ Block Model and Drill Hole Gold

There is strong correlation of the interpolated grades with those from the composite grades.

It is in the authors' opinion that the special validation shows good correlation between the interpolated grades when compared to the grades from the composites. Furthermore with a possible exception of the high grade WZ domain, there are enough samples to give a high confidence in the interpolated grades.

16.7.5

Gold Equivalent Calculation

A gold equivalent value was calculated from the gold and silver block model grades for resource reporting purposes. For the calculation a gold price of $1200/oz and a silver price of $22.50/oz was used and adjusted form the expected recoveries for gold of 68% and silver of 35% through the heap leach process. The following formula was used in the calculation of the gold equivalent attribute in the resource model au_eq = au + ((ag / (1200 / 22.5)) / (0.68 / 0.35))

16.7.6

Resource Classification

The geological and geostatistical controls on grade interpolation yielded varying degrees of confidence depending on the spatial configuration of drill composites used for a block estimate. For each individual block, a number of parameters were stored with respect to the samples used for the estimate, including: (1) Kriging Efficiency, (2) Conditional Bias Slope, (3) number of negative kriging weights and (4) the average distance for the input composites. These values were used in various combinations to assign first pass codes of 1, 2 and 3 into the individual blocks as summarized in Table 16-33. For the average distance calculations the range of influence obtained from the Au-variograms for each of the domains was used as a guide. All of these were only using the first pass interpolation in the resource model. Passes 2 and 3 were set to have values of “0”.

Table 16-33

First Pass Resource Classification Criteria

	3	2	1
Kriging Efficiency (class _ke)	0-0.33	0.33-0.66	0.66-1
Conditional Bias Slope (class_cbs)	0-0.33	0.33-0.66	0.66-1
Number of samples (class_num)	10-15	15-25	25
Number of negative Kriging Weights (class_nw)	25-0	0 (assign value of 1.5)	0 (assign value of 1.5)
Average distance of input composites (class_avdist):
Low Au SEZ	37-55	18-37	0-18
Low Au LCZ	70-105	35-70	0-35
Low Au WZ	71-107	36-71	0-36
High Au SEZ	95-143	48-95	0-48
High Au LCZ	91-137	46-91	0-46
High Au WZ	52-78	26-52	0-26
High Ag zone	44-66	22-44	0-22
Above Feldspar Porphyry	64-96	32-64	0-32
Below Feldspar Porphyry	56-84	28-56	0-28

These resource classification criteria was then used to create a class_calc Attribute using the following weighting formula:

(class_ke*.2+class_cbs*.2+class_num*.2+class_nw*.1+class_avdist*.3)

The model was displayed with colour coding based on the class_calc attribute using the criterion in the Table 16-34 below:

Table 16-34

First Pass Resource Classification Criteria

Colour
Class_calc = 1 - 1.75	Red
Class_calc = 1.75 – 2.25	Green
Class_calc = 2.25 - 3	Blue

Sectional interpretation on 25m section lines using the 3 colours was created and a solids model constructed from them. These solids were used to assign the measured, indicated and inferred categories in the classification attribute in the model.

The combination of rules yielded a logical and intuitively consistent gold resource classification as verified from review on cross section. Blocks with estimated silver grades assumed the classification of an overlapping gold zone, or if not within a gold zone, the estimated silver blocks were classified as inferred.

Figure 16-12 Section A-A’ Block Model Resource Classification

16.8

Resource Reporting

The Cerro Jumil resources were tabulated for the block model within the defined gold and silver mineralized zones at a 0.3g/t gold equivalent cutoff. The 0.3g/t cutoff is taken as the minimum grade that would potentially be considered for an oxide open pit operation. The primary variables used for reporting include: ordinary kriged gold and silver ing/t, gold equivalent g/t directly calculated from estimated gold and silver grades, tonnage reported as metric tonnes and resource category. Additional unit conversions for reporting include gold, silver, and gold equivalent troy ounces.

Table 16-35

Cerro Jumil Resources Reported at 0.3g/t Gold Equivalent Cutoff

Resources calculated at a Au Eq cut-off of 0.3g/t
	Au	Ag
Price	1200	22.5
Recoveries	68%	35%

Classification (+0.3 Au Eq)	Volume	Tonnes	Au	Ag	Au Eq	Au Oz	Ag Oz	Au Eq_Oz
Measured Indicated	11,742,875 7,656,563	30,359,337 19,976,179	0.97 0.82	9.63 10.3	1.06 0.92	946,793 526,644	9,399,605 6,615,165	1,034,640 590,869
Measured and Indicated	19,399,438	50,335,516	0.91	9.90	1.00	1,473,437	16,014,769	1,625,509

Inferred	3,040,188	7,970,472	0.66	10.90	0.77	169,129	2,793,197	197,318

Totals may not sum to 100% due to rounding.

The measured resource category accounts for 52% of the total resource tonnage and indicated accounts for 34%. The inferred resource category accounts for 14% of the total resource tonnage. The measured resource category has 57% of the gold equivalent ounces whereas the indicated accounts for 32% and the inferred category, 11%.

There is a 74% increase in the measured and indicated (MI) gold equivalent ounces as compared to the PEA2011 resource. This was due to better mineralization delineation and detailed modeling on the high grade silver domain. Similarly, the MI resource tonnes increased 46%, reflecting an average gold equivalent grade (1.00g/t).The MI resource is substantially gold dominant, with silver contributing only 152,000 gold equivalent ounces (9%) to the 1,625,000 ounce gold equivalent total.

The inferred resource tonnes decreased 7% from the PEA 2011, for the most part reflecting their before-mentioned re-classification into the measured and indicated categories.

Measured and indicated resource estimate results based on a range of gold equivalent cutoff grades are shown in Table 16-36. A continuation or increase of the currently high prices for gold and silver may in part eventually justify the lowering of the nominal cutoff grade for Cerro Jumil resource reporting. This table highlights the upside measured and indicated gold equivalent ounces at lower cutoffs.

Table 16-36

Measured and Indicated Resource Comparison by a Range of Gold Equivalent Cutoffs

Au Eq Cutoff	Tonnes	Au	Ag	Au Eq	Au Oz	Ag Oz	Eq_Oz
0.1	68,616,461	0.69	9.08	0.78	1,527,087	20,023,991	1,722,367
0.2	55,492,890	0.84	9.82	0.93	1,496,264	17,526,834	1,667,516
0.3	50,335,521	0.91	9.89	1.00	1,469,572	16, 010, 501	1,626,063
0.4	45,324,972	0.98	10.07	1.08	1,426,212	14, 668, 544	1,569,680
0.5	40,476,747	1.05	10.19	1.15	1,369,354	13, 262, 492	1,499,537
0.6	35,950,178	1.13	10.33	1.23	1,302,409	11,941,899	1,419,494
0.7	31,663,595	1.20	10.50	1.31	1,225,022	10, 690, 999	1,329,913
0.8	27,550,290	1.29	10.58	1.39	1,139,372	9,370,764	1,230,729
0.9	24,009,412	1.37	10.41	1.47	1,055,404	8,038,499	1,133,963
1	20,818,195	1.45	10.23	1.55	969,628	6,850,167	1,036,493

Totals may not sum to 100% due to rounding.

Figure below depicts the grade tonnage curve as defined from the Table 16-36.

Figure 16-13

Grade Tonnage Curve for the measured and indicated resource categories

Grade-Tonnage (Measured & Indicated)
Tonnes (Kt)
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
Grade (g/t)
3.00
2.50
2.00
1.50
1.00
0.50
-
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1
1.1
1.2
1.3
1.4
1.5
1.6
1.7
1.8
1.9
2
Cu_eq Cut-off Grade
ton (K)
Au
Ag x 10
Au_eq

17.0

INTERPRETATION AND CONCLUSIONS

The Cerro Jumil project, located in the State of Morelos, Mexico, is at a stage to commence with a feasibility of the project. Drilling to date has defined a resource that forms the basis for this resource update. The purpose of the analysis was to:

▪

Review all geological and drill hole information;

▪

Update all geological and drill hole data;

▪

Remodel the geological and mineralized ore envelopes as defined in the previous Preliminary Economic Assessment completed in 2011;

▪

Determine statistical and Geostatistical interpolation parameters;

▪

Update the geological resource model;

▪

Validate and classify the resource; and

▪

Make recommendations for future work and to advance the property toward final feasibility.

Significant in-fill drilling was completed on the Cerro Jumil project since the PEA 2011, that resulted in a 74% increase in the measured and indicated (MI) gold equivalent ounces as compared to the PEA 2011 resource. This was due to better mineralization delineation and detailed modeling on the high grade silver domain. Similarly, the MI resource tonnes increased 46%, reflecting an average gold equivalent grade (1.00g/t). The MI resource is substantially gold dominant, with silver contributing only 152,000 gold equivalent ounces (9%) to the 1,625,000 ounce gold equivalent total.

The inferred resource tonnes decreased 7% from 2011, for the most part reflecting their before-mentioned reclassification into the measured and indicated categories.

Resources were calculated at a 0.3g/t gold equivalent cutoff, Measured and indicated gold equivalent ounces now total 1,626,000 ounces, and there are an additional 163,000 gold equivalent ounces in the inferred category. There is also a silver dominant resource that contains an additional 3,322,000 inferred silver ounces at a silver cutoff grade of 25g/t. The 2012 resource model update further strengthens the PEA 2011, assessment of Cerro Jumil gold-silver skarn deposit as a candidate with significant merit for an open pit mining operation. This PEA 2012 NI 43-101 update to the previous reports continues to support the potential of Cerro Jumil developing into a viable ore body. Therefore, further work is justified to proceed towards a prefeasibility/feasibility study.

18.0

RECOMMENDATIONS AND BUDGETS

On-going drilling program that would continue to refine existing resource and verify inferred resource as either measured or indicated including extensions in depth and to the South West.

Feasibility:

$1.2 million remaining

Permitting:

$1.1 million remaining

Based on the results of the preliminary economic assessment prepared by Golder Associates and the updated mineral resource estimate which is the subject of this report DMT Geosciences recommends that this project be moved forward to the permitting stage and that preliminary mine plans be developed.

Page 125 of 138

20.0 SIGNATURE PAGE & CERTIFICATES OF AUTHORS

Keith M^c^Candlish

(a) I, Keith M^c^Candlish, P.Geol., P.Geo., am the Managing Director of DMT Geosciences Ltd. of Suite #415, 708-11th Avenue S.W., Calgary, Alberta, CANADA, T2R 0E4.

(b) I am the Project Technical Director and a co-author of the technical report entitled:

Cerro Jumil Project, 2012 Mineral Resource Estimate

with an effective date of September 10th, 2012 and an issue date of October 26th, 2012, prepared for:

Esperanza Resources Corp.
Suite 1400, 400 Burrard Street,
Vancouver, British Columbia,
CANADA, V6C 3A6

(c) I am a registered Professional Geologist (P.Geol.) with the Association of Professional Engineers and Geoscientists of Alberta (APEGA-Member Number 45717) and am Licensed as a Professional Geoscientist (P.Geo.) by the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC-Licensee Number 31222) and the Northwest Territories Association of Professional Engineers and Geoscientists (NAPEG-Registration Number L2528).

I have thirty years of geological and engineering experience in minerals, oil sands/heavy oil, precious stones, coal and industrial minerals. I have worked on the exploration, development and assessment of metasomatic gold-silver, tungsten and magnetite skarns associated with porphyry projects across the world with relevant experience in Canada, Chile, Mexico, Philippines, Portugal, Peru, Spain, and the United States. Typical projects include the following:

- Due diligence evaluation and owner's technical representative at the Panasquiera Mine near Covilhã, Castelo Branco, Portugal.
- Tyler Resources Inc. Bahuerachi copper porphyry (and associated magnetite skarns) project in Chihuahua State, Mexico,
- Navan Resources Chelopech copper-gold and Almagrera copper-zinc underground mines in Bulgaria and Spain, respectively,
- Copper Fox Metals Inc. Schaft Creek copper porphyry project in northwestern British Columbia,
- Carmen Copper Corporation copper porphyry project on Cebu Island in the Philippines,
- Copper bearing hydrothermal breccias of the Cabeza de Vaca Deposit, Copiapo, Chile,
- Marcobre iron-oxide copper gold (IOCG) deposit in San Juan de Marcona, Peru,

(d) I have read the definition of "Qualified Person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a Professional Association(s) and

geosciences | engineering | consulting

Page 126 of 138

past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

(e) My most recent personal inspection of the property which is the subject of this report occurred from October 3rd, 2012 to October 5th, 2012.

(f) I am responsible for all aspects of the technical report.

(g) I am independent of the Company as described in Section 1.5 of National Instrument 43-101.

(h) I have read the Canadian Securities Administrator's National Instrument 43-101 (including the most recent CSA Staff Notice dated August 16th, 2012) and the technical report has been prepared in compliance with this instrument.

(i) At the effective date of the report, September 10th, 2012, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 26th day of October, 2012 at Calgary Alberta, Canada.

Keith McCandlish, P.Geol., P.Geo.

geosciences | engineering | consulting

Page 127 of 138

Riaan E. Herman

(a) I, Riaan E. Herman, Pr. Sci.Nat, am the Managing Director of Riaan Herman Consulting cc of Kyalami street, Raslouw Glen, Centurion, Gauteng, South Africa.

(b) I am the Principal Resource Modeller and a co-author of the technical report entitled:

Cerro Jumil Project, 2012 Mineral Resource Estimate

with an effective date of September 10th, 2012 and an issue date of October 26th, 2012, prepared for:

Esperanza Resources Corp.
Suite 1400, 400 Burrard Street,
Vancouver, British Columbia,
CANADA, V6C 3A6

(c) I am a registered Professional Natural Scientist (Pr.Sci.Nat) of the The South African Council for Natural Scientific Professions (SACNASP) (Registration Number 400142/11).

(d) I have twenty years of geological and engineering experience in minerals, precious stones, coal and industrial minerals. I have worked on the exploration, development and assessment of metasomatic tungsten and magnetite skarns associated with copper projects across the world with relevant experience in Canada, Mexico, Philippines.Typical projects include the following:

- Tyler Resources Inc. Bahuerachi copper porphyry (and associated magnetite skarns) project in Chihuahua State, Mexico,
- Copper Fox Metals Inc. Schaft Creek copper porphyry project in northwestern British Columbia,
- Carmen Copper Corporation copper porphyry project on Cebu Island in the Philippines,

(e) I have read the definition of "Qualified Person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a Professional Association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

(f) My most recent personal inspection of the property which is the subject of this report occurred from September 23rd, 2012 to October 6th, 2012.

(g) I am responsible for all aspects of the technical report.

(h) I am independent of the Company as described in Section 1.5 of National Instrument 43-101.

(i) I have read the Canadian Securities Administrator's National Instrument 43-101 (including the most recent CSA Staff Notice dated August 16th, 2012) and the technical report has been prepared in compliance with this Instrument.

(j) At the effective date of the report, September 10th, 2012, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

geosciences | engineering | consulting

Esperanza Resources Corp.
Cerro Jumil Project, 2012 Mineral Resource Estimate
Page 128 of 138

Dated this 26th day of October, 2012 at Calgary Alberta, Canada.

Riaan E. Herman Pr.Sci.Nat.

geosciences | engineering | consulting

20.0

ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES & PRODUCTION PROPERTIES

Not applicable.

21.0

ILLUSTRATIONS

Illustrations, listed as Figures are compiled into the appropriate Section and are used to clarify text information provided in the Section. The standard reference information, such as cross section identification and referral to associated plan maps along with the appropriate scale and north arrow designation are consistently provided throughout the document. Information sources are identified throughout the document as well as being listed in the Reference Section. Where possible and when information is provided from a referenced technical report, illustrations will be used to identify location, associated boundaries and extents of the related information. Maps are also included that identify the location and extent of geophysical and geochemical work along with the associated results are included in the report.

22.0

REFERENCES

Ausenco Vector. 2010. Technical Memorandum “Site Visit and Preliminary Geotechnical Investigation, Cerro Jumil Gold/Silver Project, Morelos State, Mexico.” Prepared for Esperanza Resources. Ausenco Vector Project No. USVC0011201. 6 pp. August.

Bond, William D., and Dean D. Turner. 2008. Cerro Jumil Project, Mexico, NI 43-101 Technical Report – Prepared for:Esperanza Silver Corporation.

Bond, William D., and Dean D. Turner. 2010. Cerro Jumil Project, Mexico 2010 Resource Update NI 43-101 Technical Report – Prepared forEsperanza Resources Corporation.

Kehmeier, Richard, William D. Bond, and Dean D. Turner. 2009. Cerro Jumil Project, Mexico Preliminary Economic Assessment NI 43-101 Technical Report Amended –Prepared for Esperanza Resources Corporation aka (Esperanza Resources Corporation).

Kehmeier, Richard, William D. Bond, and Dean D. Turner. 2008. Estudio Hidrólogico – Geofisico, Proyecto Esperanza Silver en la población de Tetlama, Municipio de Temixco, Estado de Morelos; Prepared for Esperanza Silver de México, S.A. de C.V.

Barrera, M., and E. Verduzco. 2004. Manifestación de Impacto Ampiental Modalidad Particular Sector Minera. Prepared for Esperanza Silver de México, S.A. de C.V.

Barrera, M., and E. Verduzco. 2005. Estudio Tecnico Justificativo para el Cambio de Utilización de Terrenos Forestales. Prepared for Esperanza Silver de México, S.A. de C.V.

Barrera, M., and E. Verduzco. 2006. Proyecto de Exploración Minera “La Esperanza” Tercera Fase, Municipio de Temixco, Estado de Morelos. Prepared for Esperanza Silver de México, S.A. de C.V.

Benitez, S., and Augosto Juan. 1998. Reporte de Barrenacion con Diamonte, Proyecto La Esperanza, Julio de 1998. Report for Minera Teck.

Bousfield, J., and C. Martin. 2005. The Recovery of Gold and Silver from the La Esperanza Composite by Cyanide Leaching. Prepared for Esperanza Silver by SGS Lakefield Research Limited.

Bousfield, J., and C.A. Fleming. 2006. The Recovery of Gold by Cyanide Leaching of Two Composites. Prepared for Esperanza Silver Corporation by SGS Lakefield Research Limited.

Dyer, Thomas. 2009. The report titled Cerro Jumil Preliminary Economic Assessment Mining Study Morelos State, Mexico. Prepared for Esperanza Silver Corporation.

Dyer, Thomas. 2011. Report titled “Preliminary Economic Assessment Mine Study, Cerro Jumil, Mexico,” prepared for Esperanza Resource Corporation by Mine Development Associates.

Golder Associates Inc. 2011. Technical Memorandum “Conceptual Design of Heap Leach Facility, Cerro Jumil Gold Project, Morelos State, Mexico,” Prepared for Esperanza Resources, Golder Project No. 113-81626, 5 pp. July.

Griffith, David J. 2003. Report on the Esperanza Project. Report for Recursos Cruz del Sur S.A. de C.V. March.

Hester, M.G., and J.M. Keane. 2007. San Javier Copper Project Sonora, Mexico, Technical Report, NI 43- 101, by Independent Mining Consultants for Constellation Copper Company.

Kearvell, Gillian. 1996. Report on the Esperanza Property, 1996 Exploration Results. Report for Minera Teck. November.

Kuestermeyer, A, et al. 2008. Feasibility Study, NI 43-101 Technical Report, Vista Gold Corporation, Paredones Amarillos Gold Project, Baja California Sur, Mexico by SRK Consulting (US), Inc.

Lyntek. 2009. Cerro Jumil Preliminary Economic Assessment; Prepared for Esperanza Silver Corporation.

Lyntek. 2009. Reviewed the following reports provided by Esperanza Silver:

Determination of the gold and silver recovery by cyanidation of one ore composite, SGS Minerals Services/Durango, Final report SGS-37-07, May 2008

Cerro Jumil Metallurgical Report, The Center for Advanced Mineral Metallurgical Processing, Montana Tech of the University of Montana Butte, Montana, June 1, 2009

The recovery of gold by cyanide leaching of two composites, SGS Lakefield Research Ltd., Project 10996- 002 Report 1, Sept 2006

Cerro Jumil Cyanide Soluble Au Assay Review, D. Turner, May 31, 2009

Lyntek. 2011. Cerro Jumil Preliminary Economic Assessment: Douglas Maxwell, Lyntek Inc. Prepared for Esperanza Resources Corp.

Mertens, R. 2003. Logistic and Technical Report for Contract GA 100-02 for the Induced Polarization survey over La Esperanza Property, Tetlama, Morelos, Mexico. Report for Recursos Cruz del Sur, S.A. de C.V.

Mertens, R., et al. 1997. Geophysical Survey Summary Interpretation Report Regarding the Gradient Tdip Resistivity Induced Polarization Survey over La Esperanza Project by Quantec IP Inc. Project MX-115. Report for Minera Teck. August.

Miereles, J. 2007. Determination of the Gold and Silver Recovery by Cyanidation, of One Ore Composite. Prepared for Esperanza Silver de Mexico, S.A. de C.V. by SGS de Mexico, S.A. de C.V.

Ochoa, L. 2006. Petrographic Report on Select Core Specimens. Prepared for Esperanza Silver de México S.A. de C.V.

Ramos, F.A., et al. 2008. Vertebrados de la Comunidad de Tetlama, Municipio de Temixco, Morelos. Prepared for Esperanza Silver de México, S.A. de C.V.

Vector Engineering, Inc. 2009. Technical Memorandum “Conceptual Design of Gold Heap Leach Facility, Cerro Jumil Gold/Silver Project, Morelos State, Mexico.”Prepared for Esperanza Silver Corporation.Vector Project No. 09-30-0400.16 pp.July.

Wallis, C. Stewart. 2003. Technical Report on the La Esperanza Property, Mexico. Report for Reliant Ventures Ltd. June.